UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2014**



A TRULY
GLOBAL
PRODUCER OF GOLD

2014   INTEGRATED REPORT

OUR
MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.





OUR **VISION**

To be the
LEADING
mining company













OUR **VALUES**

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to prevent injury and illness in our business and to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment .... to care.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility, respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave a legacy of enduring value.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.



OUR STRATEGY

SUSTAINABLE FREE CASH FLOW IMPROVEMENTS AND RETURNS

CONTENTS

P4-13

INTRODUCTION

4   Our 2014 suite of reports
5   Scope and boundary of report
7   Directors' statement of responsibility
8   Chairman's letter

P14-25

BUSINESS CONTEXT

15   Corporate profile
18   Business model
20   Timeline of corporate activity
22   Analysis of our external environment

P26-41

STRATEGY

27   Our strategy
28   Performance against strategic objectives
30   Managing and mitigating risks
37   Stakeholder engagement and materiality

P42-63

LEADERSHIP

43   CEO's review and strategic outlook
46   CFO's report
51   Letter from Chairman of the Audit and Risk Committee
52   Board of directors
58   Executive management
60   Managing our human resources



We strive to generate free cash flow and returns to shareholders, after funding our investment requirements and servicing our debt.

P64-118

PERFORMANCE REVIEW

65 Highlights of the year
66 Five-year summaries: financial
69 Economic value-added statement
70 Regional reviews
94 Mineral Resource and Ore Reserve overview
100 Five-year statistics: by operation
111 Planning for the future
118 One-year outlook

P119-136

ACCOUNTABILITY

120 Corporate governance
130 Remuneration and performance
136 Approvals and assurances

P137-145

SHAREHOLDER AND CORPORATE INFORMATION

138 Shareholder information
142 Glossary of terms and abbreviations
144 Forward-looking statements
145 Administration

OUR 2014 SUITE OF REPORTS

THE 2014
SUITE OF REPORTS INCLUDES:



>IR Integrated Report 2014

>SDR Sustainable Development Report 2014*

>R&R Mineral Resource and Ore Reserve Report 2014

>AFS Annual Financial Statements 2014

>OPS Operational Profiles 2014**

>NOM Notice of Annual General Meeting and Summarised Financial Information 2014 (Notice of Meeting)



Our primary
platform for reporting
is our online reporting website
www.aga-reports.com

* This report is an online report. A summary report is available as a PDF.

** The operational profiles will be available on the website by the end of April 2015.

SCOPE AND BOUNDARY OF REPORT

This Integrated Report 2014 is the primary report in our suite of reports for the financial year 2014. This report provides a concise overview of the performance of AngloGold Ashanti Limited (AngloGold Ashanti) – both financial and non-financial – in terms of our strategic objectives. It also explains the interdependence of the financial and non-financial aspects of our business.

While the 2014 suite of reports covers the period from 1 January to 31 December 2014, also noted are material events that have occurred subsequent to the year end and up to the reports' approval by the board on 19 March 2015.

To facilitate communication with its stakeholders, AngloGold Ashanti has a dedicated annual reporting website, www.aga-reports.com, which hosts online versions of the integrated and sustainable development reports as well as PDFs of the full suite of reports. In compliance with stock exchange requirements and legislation, the Notice of Meeting has been posted to shareholders.

COMPILATION OF THIS INTEGRATED REPORT

In compiling this report, we have been guided by the International Integrated Reporting Committee's framework on integrated reporting. The related principles, concepts and content elements have been adapted to meet our specific operating and business circumstances. This report depicts an holistic account of our business – both the financial and non-financial objectives and our performance against them – and describes our vision for the future. We have identified and engaged a diverse range of stakeholders during the year and their inputs have shaped the content of this report.

We have also taken account of those issues that are considered most important to the group's future sustainability. These issues were identified by means of a combined assurance process and by taking into account the views expressed by our stakeholders. Underpinning this report is a discussion of risks and material issues. For a detailed discussion of AngloGold Ashanti's material sustainability issues during the reporting period, please refer to the Sustainable Development Report 2014 (**>SDR**).

AngloGold Ashanti is committed to the progressive implementation of integrated reporting at all levels of our business. Under the guidance of the Audit and Risk Committee (Audit Committee), a combined assurance model was adopted by AngloGold Ashanti to provide a co-ordinated approach to all assurance activities and to facilitate group-wide integration by leveraging the various controls, governance and assurance processes. Although normally part of the process, during 2014, technical assurances were excluded from the coordinated combined assurance reviews.

All operations within AngloGold Ashanti were subjected to risk-based, integrated, combined assurance reviews focusing on commercial, safety and sustainability aspects of the business. The outcome of these reviews, as well as the independent technical reviews conducted, provided reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of the group's system of internal controls. This report has also been produced in line with the recommendations of the King Report on Governance for South Africa 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE), the base of our primary listing.

" This report depicts an holistic account of our business and describes our vision for the future."

Note: AngloGold Ashanti reports its group financial information in US dollars ($) in all its reporting and so, unless otherwise stated, the use of '$' refers to US dollars.

SCOPE AND BOUNDARY OF REPORT continued

BOUNDARY OF REPORT

This Integrated Report 2014 (**>IR**) covers our global operations and while we have a diverse range of stakeholders, each with their own specific information requirements, this report is aimed primarily at investors and the providers of capital. Stakeholders are referred to other reports in this suite and the **>SDR**, in particular, for additional non-financial information. In addition, individual business profiles reviewing our performance at an operational level are available at www.aga-reports.com.

The content of this integrated report is based on our overarching strategy, the primary aim of which is to create value by generating sustainable free cash flow improvements and returns. It describes what we have done to create value and achieve our stated strategic objectives in the past year, what we have used to do this, what impact we have had in so doing, the risks we have faced, what circumstances have affected our ability to generate value and how well we have performed towards our goal of creating value.

Our Annual Financial Statements 2014 (**>AFS**) are prepared in accordance with International Financial Reporting Standards (IFRS) and our Mineral Resource and Ore Reserve Report 2014 (**>R&R**) information is in line with the SAMREC and JORC codes. As this is a group-level report, operational targets and performance are discussed at a regional rather than operational level, although some operational detail is provided where appropriate. Detailed information, including maps of our exploration activities with respect to both our greenfields and brownfields studies, is available on the AngloGold Ashanti website, www.anglogoldashanti.com.

Our reports cover all operations and entities in which the group has a controlling interest and which are under our management. We do not report on non-financial information for our Morila and Kibali operations, which are managed and operated by our joint venture partner Randgold Resources Limited.

Information relating to joint ventures and other interests is provided for context and where this is deemed to be material. Production and capital expenditure are expressed on an attributable basis, unless otherwise indicated. Employee data, average workforce data, including employees and contractors, are reported for AngloGold Ashanti with joint ventures being reported on an attributable basis. Although the employee and workforce data reported includes both our employees and contractors, AngloGold Ashanti does not directly employ a contractor workforce.

CORPORATE CHANGES DURING 2014

In response to the sharp drop in gold prices in 2013, AngloGold Ashanti underwent significant restructuring to address its cost base. In 2014 we continued to evaluate options to reduce costs and improve margins, with a view to addressing overall debt levels, by employing a range of interventions including continued rigorous focus on costs and the active management of the portfolio to improve its overall quality. This portfolio management led to a number of key operational decisions, including initiation of the process to close the Yatela mine in Mali; the sale of the Navachab mine in Namibia after it was deemed non-core; progression of the

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REPORT AUDIENCE

While the primary audience of this report is the providers of financial capital, which is in line with the International Integrated Reporting Framework's guidelines, this is not exclusively so. These providers of capital include shareholders (both direct and indirect), financiers and potential investors. Other interested parties and other stakeholders such as our employees, government, non-government organisations (NGOs) and business and social partners are encouraged to review this report in conjunction with other reports in our 2014 suite of reports. In particular, the **>SDR** discusses AngloGold Ashanti's performance in terms of non-financial data. Refer to the Scope and Boundary of that report at www.aga-reports.com/14/sdr/reporting/scope-boundaries

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life-extending projects at Mponeng Phase 1 and at Cripple Creek & Victor; and the transition of the Obuasi mine in Ghana to limited operations mode, a decision which resulted in the retrenchment of the workforce and the cessation of underground mining while a feasibility study on a mechanised mine is being completed. Cost management activities necessitated retrenchments contributing to the 13% decline in the average number of our workforce during the year.

EVENTS SUBSEQUENT TO YEAR END

Post year end, AngloGold Ashanti announced that plans were underway to consider a joint venture or sale for value of the Cripple Creek & Victor mine in the United States and to consider the sale for value of its interests in the Sadiola and Yatela mines in Mali. For further details, see page 50 in the CFO's report **>IR**.

APPROVALS AND ASSURANCE

Following the recommendation of the Audit Committee, AngloGold Ashanti's suite of 2014 reports for the year ended 31 December 2014, including the **>AFS**, were reviewed and approved by the board of directors on 19 March 2015.

In accordance with the Companies Act No. 71 of 2008, as amended, the Annual Financial Statements 2014 were audited by the company's independent external auditors, Ernst & Young Inc., whose unqualified audit opinion may be found on page 41 **>AFS**. Certain sustainability information in our reports has been assured by Ernst & Young Inc., whose combined reasonable and limited assurance statement may be found in the **>SDR**.

DIRECTORS' STATEMENT OF RESPONSIBILITY

It is the responsibility of the Board of Directors of AngloGold Ashanti to ensure the integrity of the Integrated Report 2014.

The board has reviewed this Integrated Report 2014 and in its opinion, this report addresses all material issues and presents fairly the integrated performance of the organisation and its impacts.

This report has been prepared in line with best practice pursuant to the recommendations of the King III Code (principle 9.1).

Sipho M Pityana
Chairman

Wiseman Nkuhlu
Deputy Chairman

Srinivasan Venkatakrishnan
Chief Executive Officer

Christine Ramon
Chief Financial Officer

19 March 2015

CHAIRMAN'S LETTER

In reflecting on what has been a challenging year for the gold market in general, it is worth casting one's mind back to the achievements of the past 24 months as we've sought to ensure the sustainability of the business.

Over this period, the management team at AngloGold Ashanti has taken decisive action to weather a turbulent market, notably by making deep and sustainable cuts on all expenditure and improving the quality of the portfolio by bringing into production two new, low-cost mines while making the difficult decision to close and sell others. The effectiveness of this endeavour is evidenced by the 22% drop in all-in costs in 2014. All of this has been done while recording our best ever safety performance. These impressive achievements were realised through management's resolute application of the necessary discipline.

In October 2014 I took part in a dialogue between a number of Christian churches and the mining industry, "The ecumenical reflections on mining", that was held at Lambeth Palace in London. It was a culmination of an initiative by AngloGold Ashanti in 2013, which saw us deliberate, together with other mining houses and the Vatican, to open a frank conversation about responsible mining and shared value; the latter embracing the concept that business competitiveness and social and community wellbeing are inter-dependent. These initiatives coincide with the UN initiative to develop a set of sustainable development goals (SDGs). All these deliberations bring into sharp focus the central question in our world, our societies and our enterprise: Can we positively contribute to the sustainable development of both the eco-system and the people? Our values at AngloGold Ashanti unambiguously mandate us to do so.

This conversation took place in the midst of commodity market stagnation at best, deterioration at worst. The year 2014 saw continuing decline in the gold market, with the average gold price received at $1,264/oz, almost 10% below the 2013 price of $1,401/oz and 24% below the 2012 equivalent. The decline in the currencies in most of our operating economies has done no more than maintain local gold prices, and this, in an environment of increasing energy, labour and other costs.

The Lambeth discussion, not unjustifiably, focused on the negative legacy of the industry as "a ruthless extractor of value with harmful consequences for communities". It is a legacy that, as a new generation of leaders in the industry, we must acknowledge as part of our determination to fashion a different outcome, one that will result in all stakeholders viewing us as a reliable partner in the realisation of the SDGs. However, we also recognise that our ability to play such a role will always depend on ensuring that mining is a viable enterprise from which shareholders can earn reasonable returns. Achieving this depends on the combined efforts of all stakeholders in a relationship of mutual trust.

Notwithstanding some negative legacies, mining has also been a positive contributor to low and middle income economies. A recent research publication of the International Council on Mining and Metals (ICMM), of which we are a founding member, has developed a Mining Contribution Index, which you will find of great interest. Our operating jurisdictions: the Democratic Republic of the Congo (DRC), Guinea and Tanzania are in the top 25 countries, with Colombia not far behind. The table and graph clearly show how this manifests in some of the countries in which we operate.

DELIVERING RETURNS

We are encouraged by our shareholders' support of both our company strategy and our vision of shared value and responsible mining. In striving to generate free cash flow and positive sustainable returns to shareholders, we continue to deliver on the fundamentals of our strategy, the key objectives of which are clearly articulated in both the CEO's and the CFO's reports and covered in detail in this report.



Sipho M Pityana
Chairman

*"**The management team at AngloGold Ashanti has taken decisive action to weather a turbulent market.**"*

Mining Contribution Index by country

Country by MCI ranking	Population growth 2000 - 2012 (%)	Human Development Index (HDI)	Mining Contribution Index calculation			
			Export contribution from metals and coal (%)	Change in export contribution 2007 – 2012 (% of %)	2012 metals and coal production value (% of GDP)	Mining Contribution Index (MCI)
4. DRC	40	0.34	81.5	12.4	18.0	95.88
7. Guinea	31	0.39	60.1	9.1	34.7	94.79
13. Australia	19	0.93	57.3	8.9	10.0	89.86
21. Namibia	19	0.62	53.4	1.8	11.6	82.51
24. Tanzania	40	0.49	35.3	4.3	8.9	81.81
35. Colombia	20	0.71	19.9	2.8	3.5	78.00
36. Brazil	14	0.74	17.3	5.0	3.0	75.31
59. South Africa	19	0.66	38.8	(6.5)	17.1	62.43
60. Mali	45	0.41	42.3	(9.3)	20.7	62.27
62. Ghana	35	0.57	17.6	(0.7)	12.5	62.08
65. Argentina	11	0.81	6.8	2.0	0.9	61.59
67. United States	11	0.91	7.7	1.5	0.8	60.88
82. Russian Federation	(2)	0.78	9.6	(0.7)	4.4	54.39

Mining contribution index score

■ Above 80   ■ 60-80   ■ 40-60

Source: The role of mining in national economies (2nd edition), ICMM (available at http://www.icmm.com/document/7950)

> **"** *We have worked closely with the relevant stakeholders to take care of mutual interests to the extent possible. We are appreciative for the cooperation of all concerned.* **"**

Our new operations that started pouring gold in 2013, Kibali in the DRC and Tropicana in Australia, are now a year old and together contributed 595,000oz in 2014, making significant contributions to cash flow. For the first time, the DRC project is making a positive contribution to our business and to that economy. Australia contributed 14% of our gold production, compared with 8% previously. However, the precipitous fall in gold prices over the past two years meant we have had to withdraw from our Mongbwalu project in the DRC. We are grateful to the government of the DRC for its cooperation in this regard. In Namibia, we sold a non-core asset, the Navachab mine, as a result of a review of our portfolio. In Mali, we are also at an advanced stage of disposing off the assets. We have progressed discussions as promised to shareholders, to either joint venture or sell our interest in Cripple Creek & Victor in the US. This, at the same as we continue to consider other asset sale options. In all these processes, we have worked closely with the relevant stakeholders to take care of mutual interests to the extent possible. We are appreciative for the cooperation of all concerned.

We have had to take different decisions to reposition our persistently loss making, yet high-grade ore body, Obuasi mine in Ghana. This entailed the retrenchment of the entire labour force. The mine is currently at limited operation mode, while we conduct a feasibility study that will consider transforming Obuasi into a modern, mechanised operation. As we look at the options available to finance and operate Obuasi into the future, we are also exploring options to reduce risk while maintaining exposure to the upside of this resource by considering a joint venture with another industry or financial partner. We would not have achieved the progress we have made in this initiative without the support, understanding and encouragement of stakeholders; particularly the trade unions, government and the community. We remain confident that this partnership will carry us to the critical stage that will lead to the reopening and improved operation of this excellent asset.

Macro-level contributions of mining in low- and middle-income countries

FOREIGN DIRECT INVESTMENT (FDI)
Mining FDI often dominates the total flow of FDI in low-income economies that have only limited other attractions for international capital

60-90%
of total FDI

EXPORTS
Mineral exports can rapidly rise to be a major share of total exports in low-income agrarian economies even when starting from a low base

30-60%
of total exports

GOVERNMENT REVENUE
Mineral taxation has become a very significant source of total tax revenues in many low-income economies with limited tax-raising capacity

3-20%
of government revenues

NATIONAL INCOME (GDP AND GNI)
Modern-day mineral processing technology is sophisticated and highly capital intensive; locations are centralised as a result and most upstream value addition takes place outside the mine-host country

3-10%
of total national income

EMPLOYMENT
Mine employment on its own is usually small relative to the total national labour force

1-2%
of total employment

Source: ICMM (various years) and Oxford Policy Management (various years).

All of these measures are designed to ensure that the company works toward operating only top class assets across diverse geographies where we are able to effectively bring to bear our technology, skills and financial capabilities. We have increased gold production while delivering good savings, through focused cost management initiatives, including significant reductions in staff numbers, particularly at corporate, regional and country offices. Although we have simultaneously exited a few exploration sites, we have significantly reduced exploration spend, and we have made good progress in our exploration portfolio. In Colombia, we have been successful in delineating a number of gold and copper-gold ore bodies resulting in a set of opportunities too extensive for AngloGold Ashanti to undertake alone. Consequently, we are exploring opportunities for partnerships or sale for value where we believe our assets stand to make a positive contribution to the country's mining landscape.

There has been good progress from our Technology and Innovation Consortium, with the goal of extracting otherwise sterilised gold reserves in South Africa from support pillars and enabling mining beyond current depths of about 4,000m. Nonetheless, South Africa's mining industry is in desperate need of a new strategy that defines its role and place in the country's agenda for growth. We must not lose out on future commodity booms. The leaders of industry, government and the trade unions owe it to the country to show urgency in developing such a strategy, rather than indulging in a fratricidal inward-looking fight to the finish. Our position in the international mining leadership stakes has already declined. The cost this time may be the industry itself.

"We are encouraged that the South African Minister of Mineral Resources shares our view that policy uncertainty is undesirable."

The South African gold industry needs rationalisation in order to realise economies of scale, optimise the search for new technologies, and to enable a paradigm shift to a better educated and skilled workforce, capable of higher productivity and wage levels earned in a healthier and safer mining environment. Failure to do this will shorten its already dwindling future and compromise jobs and economic growth. These considerations were at the heart of our restructuring proposal of 2014 which took into account broader developments in the sector.

HEALTH AND SAFETY

" The leaders of industry, government and the trade unions owe it to the country... [to develop a] new strategy that defines its role and place in the country's agenda for growth."

Our commitment to confront the negative legacy of the industry's past has positioned our business well and seen us protect the interests of our stakeholders very well. We have been able to do this because we are not just about compliance, but about lifting our values. Mines that were once prone to high injuries and fatalities now enjoy record breaking safety performance. This is despite the earthquake that struck some of our South African mines in August. In the last five years, the number of fatalities has dropped from 15 in 2010 to six in 2014. Four of the 2014 fatalities were in South Africa's ultra-deep level mines. We are saddened by those deaths, in respect of which I convey our heartfelt condolences to the families, friends, communities and colleagues of Mncedi Ponti, Mafikizolo Sikhumbuzo Ngwenya, Thembinkosi Dubazane, and Lwazi Bovungana from the South African operations and Luiz Alberto Santos Cerqueira, and Thiago Luiz de Oliveira from Brazil. Although we are encouraged by our progress in this regard, one death on any of our mines is one too many and we cannot rest until all of our operations are completely safe.

We have over the years made great progress in establishing a healthier work environment, from our groundbreaking HIV prevention and treatment work, to significant reductions in the incidence of occupational lung disease, thanks to improved underground dust management, vastly improving living conditions in company-provided accommodation. In fact, together with Anglo American, Gold Fields, Harmony and Sibanye Gold, we announced in November 2014 an industry working group to address issues relating to fair compensation and medical care for occupational lung disease (OLD). The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. We are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, while being fair to employees, also ensures the future sustainability of companies in the industry.

EMPOWERMENT

Guided by the spirit of an industry agreed Mining Charter, AngloGold Ashanti can proudly claim to have played a central part in deracialising patterns of ownership in the South African economy resulting in one of our beneficiaries of this programme becoming the country's first black billionaire. This at the same time as we ensured a successful Employee Share Ownership Scheme (ESOP), a procurement programme aimed at mainstreaming black and women suppliers as well as a range of enterprise development initiatives. The renovated employee accommodation is a far cry from the old hostels that were an assault on the human dignity of our workers. We remain committed to improve the living conditions of our employees including a search for a solution to the negative consequences of the migrant labour system, initiatives to address employee indebtedness, where irresponsible lenders and debt administrators severely curtail their spending power.

This inclusive approach is delivered in varied ways in different jurisdictions often guided by prevailing policy frameworks. Our leadership appointments and talent management for instance, whilst single mindedly driven by the principle of merit and best person for the job, we have been able to address expectations for localisation and employment equity with great success. This is even though we recognise the need for an improvement in the number of African women in the executive leadership.

CHAIRMAN'S LETTER continued

In the review of the Mining Charter, while we are encouraged by the progress made in the professional assessment towards the commonly agreed industry transformation agenda, we trust that the outcome of this will be used objectively and fairly to ensure that those that have thus far failed to comply are brought along. For reasons already discussed, we would strongly advise against a shifting of the goal posts on empowerment. We are encouraged that the South African Minister of Mineral Resources shares our view that policy uncertainty is undesirable. In a similar vein, we trust that the previous agreements reached between government and the Chamber of Mines in respect of the Mineral and Petroleum Resources Development Amendment Bill, which the President recently returned to South Africa's National Assembly, will be maintained.

ARTISANAL SMALL-SCALE MINERS

Regulatory certainty is required in other jurisdictions as well to enable us to pursue our vision of shared value in mining. This is particularly so with regard to artisanal and small-scale mining (ASM). As AngloGold Ashanti we regard ASM as a legitimate entrepreneurial activity. After all, in many cases these are miners we found engaged in tenements we were allocated, and long after we will have left they will remain active. The absence of a permissive regulatory regime in some jurisdictions may inadvertently criminalise a legitimate economic activity. In communities where we operate, the company supports a formalisation of the ASM sector wherever possible. This affords us an opportunity to empower these entrepreneurs to embrace healthy and safe practices, protective of the environment and also adhere to decent work standards that we encourage.

In the Americas, our engagements with the ASM, for instance in the Gramalote concession, included establishing alternative livelihoods, including employment with the company, driven through a co-existence initiative, to promote the formalisation of the ASM activities and the use of improved technology for the artisanal extraction of gold, allowing for higher yields and lower impacts on the environment, as well as the integral development of the value chain.

At Geita, through a multi-stakeholder partnership initiative, together with the government of Tanzania and the World Bank, we have established a management advisory group that will pilot an operation in Lwamgasa village, whose aim is the formalisation of the ASM sector as a long-term sustainable solution. The pilot project was launched in September 2014 and it is anticipated that the geological evaluation will be completed in 2015, after which the construction of the small-scale mine will commence. This will be accompanied by training of the miners in safer methods of mining, mercury-free gold processing and other approaches that are more efficient, safer and environmentally friendly.

LABOUR RELATIONS

We pride ourselves on the positive relations we have usually enjoyed with our employees and their representative unions in the various jurisdictions. As a result of this relationship, great strides have been made in an industry that had a reputation of repression and unbridled exploitation. Today the entry level wages of our South African workers compare favourably to those of other industrial sectors. However, the differential between the lowest and the highest paid employee is disturbingly high. This is an untenable structural problem that requires carefully considered and sustainable resolution. We support the government initiated engagement process on labour relations that is led by Deputy President Cyril Ramaphosa and involves business, labour, government and community. Its purpose is to find solutions to this challenge as well as that of adversarial labour relations that are sometimes characterised by violence and unusually long strikes. AngloGold Ashanti has made a significant contribution to the discourse by allowing me to convene during June a colloquium of the country's leading labour relations thinkers whose conclusions have helped shape the engagements.

> **"** *Our company needs to modernise its operating methods, in order to survive and in order to ensure a fair shareholder return.***"**

The biennial gold industry wage negotiations that get underway later in the first half of 2015 will take place against this background, which will be compounded by inter-union rivalry. Widely canvassed measures to stem violence that often accompanies some of the strike action will not have been agreed by the time of the forthcoming bargaining season. We trust, nonetheless, that the bargaining will be approached in a constructive and peaceful way by all sides.

Much hard work has been done in the gold sector to ensure that the institutionalised system of centralised collective bargaining, which has served the industry well for more than three decades, will continue to do so. Collective bargaining is an essential feature of any market economy, and it invariably includes elements of conflict. However, employers and employees need always to bear in mind that they have a common interest in minimising, or even avoiding, the losses through resorting to strike action that always accrue to all, including those who are not directly part of the employment relationship, as the platinum strike demonstrated so starkly.

CONCLUSION

" …great strides have been made in an industry that had a reputation of repression and unbridled exploitation "

Every one of the issues dealt with in this letter – a fair return to shareholders, employee and labour relations, health and safety, technological advancement, ASM, transformation, mining and society – bring home the complex and interrelated set of responsibilities that the board and management of a modern, and modernising, mining company faces. Our industry offers the potential to help lift the poorest societies out of poverty. It has done so in many parts of the world in recent decades. But companies have a responsibility to ensure they do so in a responsible way, even – perhaps especially – in locations where government regulation or its implementation is inadequate to ensure company contribution to shared value and respect for human rights.

Our company needs to modernise its operating methods, in order to survive and in order to ensure a fair shareholder return. But it needs to do so with awareness of, and appropriate responsibility for, the interests and rights of those affected by our activities – employees, host communities and governments. We need always to engage frankly with those stakeholders with a view to a fair sharing of the value generated by our activities. We need always to be aware of and honest about the trade-offs that tough decisions will require. The trade-offs, for example, between pressure for better wages, jobs and technological advancement in labour intensive environments as at our South African mines is a matter that should be at the forefront of the minds of the leaders of business and labour. AngloGold Ashanti has always sought to be at the cutting edge of the thinking about these issues. We seek to continue to play this role.

I welcome to the board Christine Ramon, who was appointed CFO with effect from October 2014. She is a seasoned CFO with an impressive depth of experience and will add an important dimension to our board and to the executive. I thank Richard Duffy, the company's previous CFO, who had a long and distinguished career with the company. We are deeply grateful to Richard for the outstanding work he did over the 13 months of his reign. I wish him well and all the best in his future endeavours. I also welcome to the board Albert Garner, Maria Richter and Dave Hodgson. Dave was chief operating officer at our company until his retirement in 2005.

Finally, I want to acknowledge the extraordinary job that our CEO, Srinivasan Venkatakrishnan – Venkat – and his team continue to do in these most challenging times. I take this opportunity to also express my gratitude to my fellow board members, who have supported me throughout the year, and with whom we continue efforts to improve the company's value proposition for our shareholders and all stakeholders.

Sipho M Pityana
Chairman
19 March 2015



15 Corporate profile
18 Business model
20 Timeline of corporate activity
22 Analysis of our external environment

BUSINESS CONTEXT

OUR LEGACY IS ONE OF CREATING VALUE

We strive to create sustainable long-term value for our shareholders and all other stakeholders.

CORPORATE PROFILE

OUR STRATEGY

to create value is based on five strategic pillars aimed at generating sustainable free cash flow improvements and returns.

For further detail regarding value creation and our strategic performance, see *Our business model* on pages 18 and 19, and *Our strategy*, on page 27.

AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti is the third largest gold mining company in the world, measured by production.

Our portfolio of 20 operations in 10 countries and a group of greenfield projects in Colombia is supported by a focused exploration programme. It comprises long-life, relatively low-cost assets with differing ore body types located in key gold-producing regions. A number of these assets are strongly leveraged to energy costs and currencies.

We work across the full spectrum of the mining value chain and are concerned with the impact of our activities on the varied and many communities and environments in which we operate. Our goal is to create sustainable value for our shareholders, employees, and social partners through safe and responsible mining practices and capital discipline.

Over the past two years, AngloGold Ashanti has transformed its business for improved efficiency and competitiveness and to deliver a record safety performance alongside production growth, reduced operating and overhead costs and improved cash flows. We will continue to aggressively identify and implement further operational efficiencies, reduce overhead structures, improve capital discipline and pursue other initiatives to improve underlying business performance. The company will also accelerate actions – including reducing debt, simplifying its portfolio and investigating options to unlock value from the Colombian portfolio – to strengthen its balance sheet.

Our organisational and management structure is aligned with global best corporate governance practices. Group support functions include planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical function focuses on the management of opportunities and the maintenance of long-term optionality in the business through a range of activities which includes brownfields and greenfields exploration, innovative research and technology development with a focus on mining excellence.

" AngloGold Ashanti is an independent gold producer with a diverse spread of shareholders comprising the world's largest financial institutions."

Average gold price received
($/oz)



10	561
11	1,576
12	1,664
13	1,401
14	1,264

Annual production
(Moz)



10	4.5
11	4.3
12	3.9
13	4.1
14	4.4

Annual gold income
($bn)



10	5.33
11	6.57
12	6.35
13	5.50
14	5.22

Annual capital expenditure*
($bn)



10	1.02
11	1.69
12	2.32
13	1.99
14	1.21

* Includes equity-accounted investments

See map overleaf for location of operations

CORPORATE PROFILE continued

LOCATION OF ANGLOGOLD ASHANTI'S
OPERATIONS AND ADVANCED PROJECTS



LEGEND
- ● Operations
- ● Projects

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%)

2 Brazil
Serra Grande
AGA Mineração

3 Colombia
Gramalote (51%)
La Colosa
Quebradona [1] (Nuevo Chaquiro) (89.75%)

4 United States
Cripple Creek & Victor (CC&V)

CONTINENTAL AFRICA

5 Guinea
Siguiri (85%)

6 Mali
Morila (40%) [2]
Sadiola (41%)
Yatela (40%) [3]

7 Ghana
Iduapriem
Obuasi

8 DRC
Kibali (45%) [2]

9 Tanzania
Geita

SOUTH AFRICA

AUSTRALASIA

11 Australia
Sunrise Dam
Tropicana (70%)

SOUTH AFRICA

10 South Africa
Vaal River
Great Noligwa [4]
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona
Surface Operations [5]

Percentages indicate the ownership interest held by AngloGold Ashanti, whether directly or indirectly. All operations are 100%-owned unless otherwise indicated.

[1] Nuevo Chaquiro is the deposit within the Quebradona project.

[2] Both Morila and Kibali are managed and operated by Randgold Resources Limited.

[3] Mining has ceased at the Yatela mine which is in closure process.

[4] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.

[5] For the purposes of this report, Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.

OPERATIONS

Our operations are grouped regionally as follows:

- **South Africa** (Vaal River, West Wits and Surface Operations)
- **Continental Africa** (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania)
- **Americas** (Argentina, Brazil and the United States)
- **Australasia** (Australia)

EXPLORATION

Exploration is aimed at providing an organic growth pipeline thereby creating significant value for the company.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. Our world-class discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia and Tropicana in Australia.

SHAREHOLDERS

AngloGold Ashanti is an independent gold producer, with a diverse spread of shareholders comprising the world's largest financial institutions. The Government of Ghana holds a 1.58% interest in the company.

The respective national governments hold direct interests in our operating subsidiary in Guinea and joint ventures in the DRC and Mali. In Argentina, the province of Santa Cruz has an interest in the Cerro Vanguardia operation.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on the New York, Australian and Ghana stock exchanges. More detailed information on our stock exchanges listings is provided in the section on Shareholder Information on page 138.

At the end of December 2014, AngloGold Ashanti had 404,010,360 ordinary shares in issue and a market capitalisation of $3.51bn (2013: $4.73bn). Post year-end, at 19 March 2015, the date of approval of this report by the board, the market capitalisation was $3.80bn.

Geographic distribution of shareholders
as at 31 December 2014



• United States	49
• South Africa	25
• United Kingdom	9
• Rest of Europe	5
• Singapore	2
• Ghana	2
• Australia	1
• Rest of world	7

PRODUCT

While gold is the principal product, depending on local geological characteristics, several by-products are also produced. These are silver in Argentina, uranium in South Africa and sulphuric acid in Brazil. In compliance with all applicable legislations, great care is taken to ensure the safe production, transportation and storage of uranium and sulphuric acid, which are potentially hazardous.

Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

BUSINESS MODEL
Creating value and maximising sustainable free cash flow

AngloGold Ashanti's core strategic focus is to generate sustainable free cash flow by focusing on five key business objectives, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.



OUR PROCESS

As a gold mining company, AngloGold Ashanti is in the business of:

- exploring for and assessing ore bodies to mine
- accessing and mining those ore bodies which are economically viable
- processing the ore to extract gold (and other by-products) by targeting high-quality ounces
- marketing the gold produced

The operational costs incurred in this process include investing in machinery and equipment, skills enhancement, technology development and application, and development of our Mineral Resource and Ore Reserve.

Our current business strategy is aimed at maximising sustainable free cash flow. In response to a declining gold price – by 24% over the last two years – and to improve free cash flow and returns, there has been an intense focus on profitable production which increased for the second consecutive year in 2014. Hand-in-hand with this has been a strong focus on optimising overhead costs and capital expenditure. To this end, the company embarked on a restructuring and business rationalisation programme, now in its second year, to reduce cost and improve efficiencies.

For additional information on our strategy, its aims and targets and how we performed against these, refer to pages 27-29 of this report.



INPUTS

102.2Mt
Ore treated/milled

The volumes of ore mined and treated at our mining operations rose by 5% in 2014 from 97.1Mt in 2013.

58,057
People

The average number of people employed by AngloGold Ashanti declined by 13% in 2014, a consequence of the company's rationalisation process, the sale of the Navachab mine and the transition of Obuasi in Ghana to limited operating status.

$92m
Corporate and marketing costs

An aggressive cost management initiative successfully resulted in an overall reduction of 54% year-on-year in overhead costs. This contributed to a decline in all-in sustaining costs of 13% to $1,026/oz.

$158m*
Expensed exploration and evaluation costs

Exploration and evaluation costs declined by 47% in 2014 as a result of a focus on key targeted jurisdictions, aimed at supporting a focused, high-quality project and exploration portfolio.

$1.2bn*
Capital expenditure

Optimisation of capital expenditure continued whilst maintaining the long-term sustainability of the business. While capital expenditure was 39% lower in 2014, investment in key projects like the expansions at CC&V in the United States and Mponeng in South Africa, as well as the continued development of the underground mine at Kibali in the DRC, were maintained. Capital expenditure also continued on ore reserve development, the production ramp-up at Tropicana and Kibali, and on the reef-boring initiative in South Africa to enable safe extraction of ultra-deep ore bodies and pillars that would otherwise not be viable to mine.

*   *Includes equity-accounted investments*



OUTPUTS

To achieve our strategy to improve sustainable free cash flow generation, we have focused on the production of high-quality ounces from the ore mined and treated. In 2014, gold production increased by 8%. Around 97% of our revenue is generated by gold sales.

In 2014, we produced an attributable:

4.4Moz (2013: 4.1Moz)
Gold

3.5Moz (2013: 3.3Moz)
Silver

1.3Mlb (2013: 1.4Mlb)
Uranium

192t (2013: 191t)
Sulphuric acid

Productivity levels are measured to monitor our output efficiency. All elements of the business maintained a sharp focus on cost control to augment productivity gains.

9.64oz/TEC (2013: 8.14oz/TEC)
Productivity



IMPACTS

In the course of conducting its business, AngloGold Ashanti's activities have an impact on the people it employs and whose safety is paramount, on the land disturbed by mining, and on the consumption of scarce resources such as water and energy, which in turn has an impact on the environment.

6 (2013: 8)
Number of fatalities

7.36* (2013: 7.48)
Safety – all injury frequency rate per million hours worked
*   7.15: Adjusted for earthquake impact*

$851m (2013: $728m)
Discounted cost of future rehabilitation

65.0ML (2013: 64.8ML)
Water used

31.8PJ (2013: 32.7PJ)
Energy used

4.6Mt CO_2e (2013: 4.5Mt CO_2e)
GHG emissions



OUTCOMES

$5,218m (2013: $5,497m)
Gold income

The increase in production helped somewhat to offset the decline in price received, thereby reducing the impact on gold income.

$1,665m (2013: $1,667m)
Adjusted EBITDA

The intense focus on costs and productivity, among other factors, helped to maintain adjusted EBITDA despite the lower gold price.

$3,133m (2013: $3,105m)
Debt

Net debt to adjusted EBITDA at current levels is about 1.88 times, which is well within covenant limits of 3.5 times (2013: 1.86 times) and little changed on the previous year, despite the lower gold price.

THIS ENABLED THE FOLLOWING:

$251m (2013: $247m)
Interest paid

$1,588m (2013: $1,593m)
Wages and salaries paid

$778m (2013: $840m)
Payments to government

$14.8m (2013: $22.5m)
Community investment

TIMELINE OF CORPORATE ACTIVITY

2013 – 2014

2013

MAY: NEW CEO

Srinivasan Venkatakrishnan appointed CEO

MAY: CORPORATE ROLES STREAMLINED

Changes to executive part of initiative to streamline corporate and regional structures. A simpler strategy based on five key focus areas developed to improve sustainable free cash flow generation

JUNE: CFO APPOINTED

Richard Duffy appointed CFO

JUNE: IMPAIRMENT

Significant impairment of $2.9bn (pre-tax), owing to adverse changes in macroeconomic conditions and sharp fall in gold price

JUNE: FORMAL COST CUTTING PROGRAMME

Project 500, a formal cost-cutting programme, implemented to reduce costs by $500m in an 18-month period. The resulting review of expenditure led to significant cuts in corporate costs, expensed exploration and capital expenditure

JULY: COST OPTIMISATION

Organisational and cost optimisation review leads to the first round of voluntary retrenchments

AUG: FOCUS ON FINANCIAL FLEXIBILITY

To ensure flexibility of the balance sheet, a seven-year bond with an aggregate value of $1.25bn and bearing interest of 8.5% was issued, enabling us to repay in advance the $732.5m convertible bond due for redemption in May 2014

AUG: BANKING COVENANT RELAXED

Bankers successfully petitioned to temporarily relax banking covenant from 3 times net debt to adjusted EBITDA to 4.5 times for two testing periods

SEPT: WAGE NEGOTIATIONS CONCLUDED

Biennual wage negotiations concluded after a three-day strike at Vaal River operations

SEPT: YATELA CLOSURE

Closure of the Yatela mine in Mali announced

SEPT: FIRST GOLD POURED

Kibali and Tropicana pour first gold

NOV: MOLOTO AUDIT

The Moloto Audit of compliance with South African Mining Charter targets completed. All targets met by end 2014

DEC: AMERICAS RECORD

Region produces 1Moz for first time in a calender year



Average monthly gold price
($/oz)

APRIL: **$1,485**

JANUARY: **$1,671**

JULY: **$1,285**

DECEMBER: **$1,224**

$1,401
2013: average gold price

Source: Bloomberg

2014

FEB: NEW CHAIRMAN

Sipho Pityana appointed chairman on resignation of Tito Mboweni

MAY: OBUASI SPECIAL PROJECT LAUNCHED

Announced that Obuasi would be managed as a special project to address operational challenges

JUNE: NAVACHAB SOLD

Sale of the Navachab mine in Namibia concluded – all conditions precedent met and monies paid

AUG: RAND REFINERY LOAN FUNDING

A $44m shareholder funding loan facility extended to Rand Refinery as a precautionary measure following accounting records and inventory discrepancies encountered after the implementation of a new software system. Funding drawn down in December 2014

AUG: EARTHQUAKE

In South Africa, earthquake halts production at Moab Khotsong and Great Noligwa for several days; 3,300 people brought safely to surface

AUG: THIS IS GOLD

Launch of *This is Gold*, a collaborative initiative aimed at providing insight into the South African gold sector

SEPT: PROPOSED CORPORATE RESTRUCTURING

A corporate restructuring and capital raising announced. This was withdrawn following extensive engagement with shareholders

SEPT: 224 FATALITY FREE DAYS

The longest fatality-free period – 224 days – in company's history and more than a year without a fall-of-ground fatality, despite the earthquake

SEPT: SELF-HELP STEPS TO DELEVERAGE

Prioritisation of measures to reduce debt over the medium term including improved efficiencies and potential joint ventures or asset sales for full value

SEPT: BANKING COVENANTS AND NEW FACILITIES ARRANGED

Revolving credit facility maturity profiles successfully extended. Banking covenants eased from 3 times net debt: adjusted EBITDA to 3.5 times, with one-time waiver to 4.5 times

OCT: CFO APPOINTED

Christine Ramon appointed CFO, replacing Richard Duffy

NOV: NUEVO CHAQUIRO

Maiden Mineral Resource released for Nuevo Chaquiro, a copper-gold porphyry-style deposit located in the Quebradona project area in Colombia

NOV: OCCUPATIONAL LUNG DISEASE

A collaborative initiative launched to seek a comprehensive solution to issues relating to compensation and medical care for occupational lung disease in South African gold mining industry

DEC: SAFETY ACHIEVEMENT

For the first time in company history, the Continental Africa region completes a full year with no fatal accidents

DEC: LIMITED OPERATIONS AT OBUASI

Mine development suspended and underground production halted. Retrenchments completed with agreement from unions



Average monthly gold price ($/oz)

MARCH: **$1,336**

JULY: **$1,311**

DECEMBER: **$1,200**

$1,264
2014: average gold price

ANALYSIS OF OUR EXTERNAL ENVIRONMENT

We identify, prioritise, address and review external factors with a bearing on our ability to deliver our strategic objectives.

This enables us to highlight emerging issues that influence our short- and long-term economic viability and the sustainability of our business. Here we analyse those issues in our external environment – the gold market, stakeholder expectations, competition for resources and infrastructure, and health and safety – that are expected to continue to influence AngloGold Ashanti's performance.

SEE MAP

THE GOLD MARKET

The Federal Reserve's monetary policy and the end of quantitative easing continued to depress the gold price in 2014, as the prospect of higher interest rates reduced the need for safe-haven investments. Demand for physical bars and coins had declined in 2013, in part as investors digested their heavy buying in 2012 and early 2013. Investors began a sell off of their gold holdings in the second half of 2013 and this continued into 2014. In particular, liquidations from exchange traded funds (ETFs) resulted in ETF gold holdings declining by almost 160t, significantly less than the 903t of liquidation in 2013. ETFs have now lost a third of their holdings since their peak at the end of 2012, when they held 89Moz (2,778t). Slowing growth in China, deflation in Japan and prospects for monetary stimulus in Europe helped to boost the attractiveness of the US dollar, which in turn weighed on gold.

In contrast, central banks remained steady net buyers of gold, a trend that has lasted several years, with net purchases of 14Moz in 2014 (2013: 13Moz). Russia's central bank started to accumulate domestically produced metal as Ukraine-related sanctions hindered normal gold exports.

Jewellery demand was largely sustained during 2014 at 7Moz (2,153t) level. Indian demand in the latter half of the year took up most of the slack occasioned by slower Chinese demand. This followed the lifting of import restrictions by the Indian government. The Chinese jewellery market has been consolidating after the exceptional growth of 2013 and as warehouse stocks of bullion continued to be drawn down. Apart from the United States and UK, where economies have been recovering and lifting jewellery demand, demand in much of the rest of the world has tended to be weaker.

Our gold is sold in:

1	South Africa
2	United States
3	Australia
4	Asia
5	UK
6	Europe

" Demand for physical bars and coins declined in 2014, in part as investors digested their heavy buying in 2012 and early 2013."

Average monthly gold price ($/oz)
(January 2013 to December 2014)



AngloGold Ashanti's listings:

1	JSE	9	Ghana
7	NYSE	3	Australia

SEE MAP

CAPITAL MARKETS

Access to capital markets is a fundamental requirement for any company. Investors (mostly investment funds but also individuals) provide the lifeblood of capital to listed enterprises around the world, either by buying securities in the secondary markets, or by participating in primary placements of equity or debt as companies look to raise money for specific initiatives. Equity market conditions are currently challenging for gold producers, particularly for those in emerging markets as funds in these markets have seen withdrawal of cash by their own investors. The sharp decline in gold prices and the resultant contraction in producers' margins have hurt gold funds' performance resulting in declining valuations and investor redemptions. Against the backdrop of low equity valuations for gold producers and the amount required for the transaction proposed in September, shareholders declined the proposal to inject $2bn into the company to facilitate the debt reduction required to split the company. This prompted the decision to withdraw the proposal and remain a single entity, and to deleverage the balance sheet, generating cash from internal sources, including fundamental cost savings, joint ventures and/or asset sales, for full value.



EXTERNAL ENVIRONMENT

SEE MAP

REGULATORY UNCERTAINTY

The public burden placed on the mining industry has risen progressively over the past decade.

In South Africa:

- The enactment of the amended Mineral and Petroleum Resources Development Act (MPRDA) has been delayed, and it has been returned to Parliament for review. The gold industry, through the Chamber of Mines, has been in discussions with government.
- The Mining Charter, which gives effect to the MPRDA and is aimed at transforming the mining industry to redress historical imbalances, reached the end of the second five-year commitment period at the end of 2014. All of our operations were audited and were commended for the work done towards achieving targets by the end of 2014.

In Argentina, regulatory concerns around import restrictions, together with inflationary pressures, continue to have an operational impact.

ENERGY CONSTRAINTS

As the gold mining sector is a significant user of energy, a stable and affordable power supply is critical.

Constraints in:

1	South Africa
9	Ghana

- A directive to curtail energy usage in Ghana is not expected to affect operations as Obuasi's transition to limited operating status will greatly reduce usage and Iduapriem continues to optimise energy consumption.
- South Africa's national power utility's generating capacity is severely constrained, and is expected to remain under pressure for several more years. Planned power outages are scheduled to continue until at least April 2015. Operations engage directly with Eskom to manage outages and to participate in demand-side management to reduce peak flow. The company is a member of the Energy Intensive Users Group and collaborates with the Chamber of Mines and other stakeholders to support the national electricity network and ensure minimal disruptions. Back-up generators help to ensure employee safety during outages and prevent infrastructural damage. We have implemented measures underground, on surface and in residences to limit energy usage.

SOCIAL LICENCE TO OPERATE

The sustainability of our business is influenced by public acceptance of our activities – the company must earn and maintain its social licence to operate through constructive and transparent communication and engagement.

AngloGold Ashanti strives to contribute positively to the communities and societies in which we operate, thus contributing towards their sustainable future. Our aim during the life of operations is to put in place the foundations of this future, by engaging with local communities, local and national governments and other stakeholders and by being in partnership with them. This we do by:

- Investing in communities
- Promoting local procurement
- Focusing on local employment and skills development

In Ghana in particular, extensive engagements involved government, employees, unions, regulators, communities and other stakeholders to address the operational and socio-economic challenges at Obuasi and the mine's transition to limited operating status while a new development plan is finalised. A multi-stakeholder working group was established to engage on the measures needed to return Obuasi to long-term viability. Significant progress had been made by year-end on determining the interventions needed to transform Obuasi into a modern, productive and cost-effective operation and how those interventions should be implemented. The Amendment to Programme of Mining Operations, which details technical, environmental, financial and social details around the transition, was submitted in July 2014 and was approved by the Ghanaian Government in November. This programme will enable the company to complete the feasibility study, carry out any necessary engagements with potential partners and conclude a way forward for the Obuasi mine.

" *The company must earn and maintain its social licence to operate.* "

Extensive community engagement:

10	Colombia
12	Ghana
15	South Africa
16	Tanzania

SEE MAP

ARTISANAL AND SMALL-SCALE MINING

Artisanal and small-scale mining (ASM) is a feature of gold mining regions around the world. While legal ASM is provided for in the legislative framework of most mining countries and has the potential to provide livelihoods, we distinguish between legal and illegal ASM. The presence of artisanal and small-scale miners can lead to illegal and criminal third-party activity on or around our operations and often presents increased and complex challenges to safety and security.

Much work has been done in and around our operations to ensure we work with the communities to deal with illegal ASM while working on forging partnerships where possible with legal ASM, which are a legitimate entrepreneurial activity. To protect our assets, our employees, the environment and local communities, we work with authorities to act against illegal ASM activity on our sites. We seek to address illegal ASM activity through strategic and security interventions and by taking action that is appropriate in terms of the law and in accordance with international principles of human rights, including the Voluntary Principles on Security and Human Rights (VPSHR) and their rules of engagement, and the UN Guiding Principles on Business and Human Rights. We have undertaken a number of key initiatives including the development of a guidance framework on how to manage ASM issues, from the implementation of capital projects to the identification of generic regional ASM risks and their control measures.

" *Where possible, our company supports the formalisation of the ASM sector.* "

ASM is most prevalent in:

10	Colombia
11	Brazil
12	Ghana
13	Guinea
14	DRC
16	Tanzania

In:

12 Ghana

13 Guinea

15 South Africa

HEALTH AND SAFETY

Safety is not only our first value, it is our priority. Efforts to improve safety performance in 2014 were directed at deepening our understanding of how risks develop at our operations and at identifying the pathways – or sequences of events – which result in safety incidents. This included a focus on major hazard management – identifying and monitoring critical controls, instituting measures to reduce and control deviations, and continuing to build organisational safety capability and capacity.

In the course of conducting our business, employees may also be exposed to various health hazards. We actively manage these risks to ensure that our workplaces are free of occupational illness. To that end in South Africa, AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony and Sibanye Gold announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. Engagement has begun with all stakeholders, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution regarding the legacy compensation issues and future legal frameworks, which, while being fair to employees, also ensures the future sustainability of the industry.

Health-related community challenges include HIV/Aids in South Africa and malaria in much of the Continental Africa region. More recently, in 2014, the outbreak of the Ebola virus disease in Guinea resulted in the exploration programme in the vicinity of Siguiri being suspended.



EXTERNAL ENVIRONMENT

SEE MAP

LABOUR RELATIONS

During the year, the South African platinum sector endured an unprecedented five-month strike related to wage negotiations. The second year of a two-year wage agreement in the gold sector began in June 2014 without industrial action, although the 2013 agreement remains subject to an appeal to the Labour Court by the Association of Mineworkers and Construction Union (AMCU). That agreement was signed by the gold producers and three unions, NUM, UASA and Solidarity, representing 72% of employees in the sector at the time, and was extended to all employees irrespective of their union affiliation.

The 2013 agreement included a commitment to address employee indebtedness and in particular as related to emolument attachment orders (EAOs) and other aspects of employees' personal financial management. Given their stable employment, mineworkers are vulnerable to exploitation by unscrupulous lenders. Excessive levels of indebtedness affect employees' ability to flourish and fund their future. Much work was done in 2014 to develop and implement an initiative, *Masidibanise Izandla*, ('let's put our hands together') to provide financial guidance, advice and support to employees. The next round of wage negotiations in South Africa's gold mining sector is expected to begin in early 2015. The companies will again engage employees, through their organised labour representatives, in centralised collective bargaining to find a mutually acceptable outcome that provides a salary adjustment that is both affordable for the gold producers and adequate to their staff. It will be imperative for unions and companies to agree a link between higher pay and improved productivity levels, given the threat that diminishing productivity poses to the long-term viability of this industry in South Africa. AngloGold Ashanti will, as always, focus on ensuring peace and stability during this engagement with its employees.

Employee and union engagement at our other operations had positive outcomes. For instance, at Obuasi in Ghana, where the retrenchment of the entire workforce, with the full support of organised labour, was the principle labour issue, and in Argentina, where the increasingly difficult economic environment had the potential to affect relations with employees.

In:

12 Ghana

15 South Africa

17 Argentina



P26-41

27 Our strategy
28 Performance against
strategic objectives
30 Managing and
mitigating risks
37 Stakeholder engagement
and materiality

STRATEGY

TOWARDS VALUE CREATION THROUGH CREDIBLE AND SUSTAINABLE BUSINESS

In this section, we explain our strategy and our performance against our strategic objectives, and the impact of our risks and material issues.

OUR STRATEGY

AngloGold Ashanti's core strategic focus is to generate sustainable free cash flow by focusing on five key business objectives, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.

We believe that these building blocks will ensure long-term value creation for shareholders, employees and other stakeholders in the business.



All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.

We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.

Optimise overhead, costs and capital expenditure

Improve portfolio quality

Our core STRATEGIC FOCUS AREAS

Supporting our strategy for sustainable cash flow improvements and returns.

Ensure financial flexibility

Maintain long-term optionality

We must ensure our balance sheet always remains able to meet our core funding needs.

While we are focused on ensuring the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.

Focus on people, safety and sustainability

People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.

ANGLOGOLD ASHANTI'S INVESTMENT CASE:

1. High-quality portfolio of long-life, pure gold assets with strong leverage to energy and currencies

2. Prioritising margins over production growth – focus on cost and capital discipline

3. Decisive strategic response to a lower gold price – business plans adjusted and exploration curtailed

4. Balance sheet flexibility – appropriate liquidity, covenant and maturities

5. Decisive, proactive balance sheet management; prioritising self-help measures to deleverage

6. Well-developed engagement model ensures strong stakeholder relationships and licence to operate



Our core
STRATEGIC
FOCUS AREAS
Supporting our strategy for sustainable cash flow improvements and returns.
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Optimise overhead, costs and capital expenditure

STRONG momentum maintained

in the drive to achieve our five strategic objectives

Improve portfolio quality

The gold price continued to decline in 2014. Focus on improving the quality of the portfolio was sustained, while maintaining cash flows and improving returns remained priorities. Production increased for the second consecutive year, due in large part to Tropicana and Kibali each having had their first full year of production. In line with our aim to simplify our portfolio and focus on quality ounces, the closure of Yatela was progressed, Navachab was sold, the CC&V expansion project was advanced, and operations at Obuasi in Ghana were significantly downscaled while a feasibility study is conducted on its future viability. A maiden Mineral Resource for the Nuevo Chaquiro deposit in Colombia was announced.

Average gold price received ($/oz)



10	561
11	1,576
12	1,664
13	1,401
14	1,264

Production (Moz)



10	4.5
11	4.3
12	3.9
13	4.1
14	4.4

Maintain long-term optionality

Again, the tight rein on capital expenditure continued. Following exits from non-core jurisdictions, exploration focused on more prospective areas in Australia, Colombia and Guinea. In addition to the savings achieved in 2013, additional savings were realised in 2014.

Expensed exploration and evaluation costs* ($m)



10	205
11	313
12	461
13	296
14	158

* *Includes equity-accounted investments*

In 2014, AngloGold Ashanti reported the second year of improved operational performance, together with a record safety performance. We will maintain the emphasis on containing costs and the culling of marginal production if necessary.



Ensure financial flexibility

Our prudent approach to managing the balance sheet and reducing exposure to financial risk yielded positive results. Self-help measures were implemented to enable deleveraging and to increase covenant headroom. The debt maturity profile was extended, maintaining good liquidity from multiple sources.

Net debt to adjusted EBITDA (times)



10	0.68
11	0.19
12	0.81
13	1.86
14	1.88

Net debt ($m)



10	1,288
11	610
12	2,061
13	3,105
14	3,133



Optimise overhead, costs and capital expenditure

Costs improved significantly across every metric during 2014, the result of continued focus on all expenditures and disciplined allocation of capital. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to $1,026/oz in 2014 compared with $1,174/oz in 2013. All-in costs, which also include capital expenditure on projects, dropped 22% over the same period, to $1,148/oz from $1,466/oz the previous year.

Corporate and overhead costs
($/oz)



10	49
11	64
12	74
13	49
14	21

Total cash costs
($/oz)



10	638
11	703
12	829
13	830
14	787

Capital expenditure*
($bn)



10	1.02
11	1.69
12	2.32
13	1.99
14	1.21

*   Includes equity-accounted investments

Focus on people, safety and sustainability

People are the business, whether they be employees, host communities or other stakeholders affected by our activities. Our aim to drive sustainable cash flow improvements through our operations depends on our ability to operate safely, to operate with the cooperation and consent of our host communities and governments, and to remain careful stewards of the environment notwithstanding the invasive nature of mining. With these fundamental points guiding us at all times, we recorded the best ever safety performance in AngloGold Ashanti's history while also posting a record environmental performance, measured by the number of reportable incidents logged during the year. Furthermore, achieving our business objectives enables us to contribute to local socio-economic development, albeit at a lower level in 2014, reflecting deterioration in market conditions. While we're immensely proud of the progress we have made in core sustainability areas, we remain mindful of the fact that there is no room for complacency as we seek to achieve our ultimate goal of zero harm in the workplace and minimising our impact on the environment.

Number of fatalities



10	15
11	15
12	18
13	8
14	6

All injury frequency rate
(per million hours worked)



10	11.50
11	9.76
12	7.83
13	7.48
14	7.36*

*   7.15 adjusted for earthquake impact

Productivity
(oz/TEC)



10	9.15
11	9.32
12	8.07
13	8.14
14	9.64

Community investment
($000)



10	16,080
11	20,612
12	24,907
13	22,536
14	14,799

Number of employees



10	62,046
11	61,242
12	65,822
13	66,434
14	58,057





DELIVERING
on our strategy resulted in:

Cash flow from operating activities
($m)



10	(942)
11	2,813
12	1,969
13	1,246
14	1,220

Free cash flow
($m)



10	(1,979)
11	960
12	(672)
13	(1,058)
14	(112)

MANAGING AND MITIGATING RISKS

Strategically managing threats and capitalising on opportunities

Risk and its identification, assessment, management and mitigation are fundamental to our business. All aspects of the risk management process underpin the execution of our strategy and planning for the future.

Hand-in-hand with this risk assessment process is the identifying of opportunities so as to harness and capitalise on these for the benefit of all stakeholders. Once they have been evaluated, significant risks and opportunities are prioritised and managed within the group's risk framework.

"At AngloGold Ashanti, we recognise that risk is a factor in all business and operational activities and, furthermore, that threat and opportunity are both facets of risk."

OUR PRINCIPAL RISKS

AngloGold Ashanti's major risks are classified in terms of three aspects as follows:

- **Strategic risks** are those taken voluntarily after consideration of risk-versus-reward to achieve AngloGold Ashanti's strategic objectives.
- **Operational risks** are preventable risks resulting from employees' undesirable and unauthorised actions as well as from breakdowns in routine operational processes and human error.
- **External risks** are those emanating from uncertain and uncontrollable events.

Risks assessments are undertaken annually. The risks discussed here were identified, reviewed and assessed by the Executive Committee.

Full details and the status of each of the risks are monitored on a continuing basis. The information provided for each risk includes details of the: risk context and background; risk performance indicators; mitigation plans; expected outcome and residual risks; expected dates for completion of mitigation measures; possible root causes and consequences; and mitigatory and preventative controls. This information is updated and provided twice a year to the Audit and Risk Committee.

TOP GROUP RISKS

The top group risks are depicted in the graphic below which maps the severity and likelihood of the top risks. The risks depicted are those that are considered to be within the 'likelihood' range of 'almost impossible' to 'almost certain' and 'consequence' of 'moderate' to 'extreme' should they materialise.

Top group risks heat map


Reserves 3
1 Financial
2 Commodities and currencies
4 Covenant and debt
6 Operational and safety
14 Obuasi
12 Technology
Competetiveness
8
5 Labour
9 Country
Inflation 10
13 Reliability
18 Growth
7 Health
11
Power
17 Social licence to operate
19 Ebola
16 Skills
15 Regulatory
Severity
Likelihood

Material risks identified

- Strategic
- Operational
- External

Our risks and their time horizons

We have categorised our risks in terms of their expected time horizons. Those with an imminent (short-term) horizon are more likely to occur within around 12 months. Those categorised as medium-term risks are considered to have a one- to three-year time horizon.

The cumulative impact of a number of these and other risks, should they materialise simultaneously or in succession, as well as the possible magnitude and velocity of the risks, is of major concern. Such an occurrence would be likely to cause significant headwinds that could adversely impact the implementation of AngloGold Ashanti's strategy, despite the successes achieved to date, and could potentially threaten AngloGold Ashanti's liquidity and viability.

The table below lists the top risks – both imminent and medium-term – to the group, ranked from highest to lowest in terms both of the potential severity of the consequence of each risk and the likelihood of that risk arising.

'Top' risks as at year-end 2014

Risk ranking 2014	Type	Potential risk
1	Strategic	**Protracted financial pressure** on the business from the depressed gold price coupled with high debt and declining grades and consequential rise in unit costs as assets mature **
2	External	Adverse **gold and commodity prices**, and **currency movements** *
3	Strategic	Inability to develop projects to bring the **Ore Reserve to account** **
4	External	**Covenant compliance** and inability to reduce **debt** *
5	External	Protracted **labour-related stoppages** in South Africa *
6	Operational	**Operational** and **safety underperformance** negatively impacting improved track record **
7	External	Legacy **occupational and community health** compensation claims/litigation **
8	Strategic	Inability to remain **competitive** impacting the **long-term investment case** *
9	External	Elevated **country risk profile** in core production areas **
10	Operational	**Input cost inflation** exceeding cost containment and productivity strategies **
11	External	**Security of power supply** and **rising cost of power** in South Africa *
12	Strategic	Failure to successfully operationalise (**ATIC) technology step-change** **
13	Operational	**Asset integrity failures** and compromised **reliability** at South African operations *
14	Strategic	Failure to demonstrate and/ or realise business case for **Obuasi redevelopment** *
15	External	Unfavourable **regulatory environment** changes *
16	Operational	**Critical skills and talent** retention *
17	External	Failure to acquire or loss of '**social licence to operate**' *
18	Strategic	Lack of **strategic growth projects** to renew portfolio **
19	External	**Operational disruption in West Africa** resulting from Ebola virus disease **

* Denotes a risk with an imminent time horizon

** Denotes a risk with a medium-term time horizon

MANAGING AND MITIGATING RISKS continued

Strategically managing threats and capitalising on opportunities

MITIGATION OF RISKS

Action plans to mitigate the risks identified have been put in place. The mitigation measures associated with the top five imminent risks are detailed in the table below.

Mitigation of top five imminent risks

Risk (ranking)	Potential consequences	Mitigation action plan	Expected outcome and residual risk	Progress/current status
Adverse gold and commodity prices, and currency movements [a] **(2)**	• Inadequate free cash flow/liquidity/credit rating impact • Inability to develop strategic growth and development projects to bring reserves to account • Lower market capitalisation	• Credible track record of cost control and solid delivery • Ongoing cost control measures • Business planning and portfolio optimisation • Asset sales • Access capital markets	• Potential impact on valuation • Altered asset portfolio • Premature closure or moth-balling of operations and reduced production profile • Elevated debt • Inability to pay dividends	• In progress
Covenant compliance and inability to reduce debt [b] **(4)**	• Balance sheet stress • Raised cost of capital • Equity overhang • Inability to develop strategic growth and development projects • Impeded portfolio options • Breach of debt covenants	• Proactive and timely approach to refinancing of facilities • Diversified sources/facility tenor • Self-help measures to generate cash from internal sources to reduce debt. Includes optimising mine plans for cash generation, focus on high-margin production, pursuing efficiencies across the portfolio and considering potential asset sales or joint ventures for full value	• Reduced costs and restructured organisation • Optimised portfolio • Potential impact on valuation • Reduced production profile • Severe capital constraints • Inability to pay dividends	• Debt refinancing (complete) • Additional mitigation measures commenced and in progress as the gold price declined sharply towards the end of 2014
Protracted labour-related stoppages in South Africa [c,d] **(5)**	• Production stoppages and losses leading to liquidity crisis • Intimidation of employees and violence and damaged assets • Compromised safety and operational conditions • Lower market capitalisation • Organisational restructuring	• Legal strategies • Three-tier union and employee consultation process/ media • Recognition agreements • Wage increases extended to all employees • Union/government facilitation • SASRIA insurance • Restructuring	• Two-year wage agreement with higher input costs/wages • Inter-union tensions exacerbated by competition for majority representation at all South African gold mines • Restructuring occasioned by cost and gold price pressures • Ongoing litigation • Current labour law review and Mining Charter imperatives	• AMCU's Labour Court Appeal (Q4 2015) • Labour Court review of dismissed Moab Khotsong employees • Wage negotiations (mid-2015)

[a] **>IR:** *Refer to discussion on the gold market on page 22*
[b] **>AFS:** *Refer to group note 27 on group borrowings (page 105)*
[c] **>IR:** *Engagement with organised labour on pages 39-40*
[d] **>SDR:** *Refer to the discussion on labour relations at www.aga-reports.com/14/sdr/material-issues/stakeholder-engagement/organised-labour*

Mitigation of top five imminent risks continued

Risk (ranking)	Potential consequences	Mitigation action plan	Expected outcome and residual risk	Progress/current status
Inability to remain competitive impacting long-term investment case [e] **(8)**	• Market capitalisation reduction • Inability to reduce debt • Inadequate cash flow and liquidity • Premature closure or mothballing of operations • Lack of strategic growth projects	• Credible track record of cost control and solid delivery • Ongoing cost control measures • Business planning and portfolio optimisation • Asset sales • Access capital markets	• Improved market capitalisation and asset portfolio • Premature closure or mothballing/reduced production profile • Reduced debt levels • Inability to pay dividends	• In progress
Security of power supply and rising cost of power in South Africa [f, g] **(11)**	• Production losses • Inadequate free cash flow/liquidity/credit rating impact • Lower market capitalisation • Compromised safety • Increased operational costs • Flooding of workings	• Power saving and reduction initiatives • Proactive and continuous engagement with Eskom • Emergency response plans	Over the next three to five years: • Frequent load-shedding disrupting production • Potential for complete loss of power for 'days at a time' as Eskom protects the national grid	• Ongoing • No ability to cater for complete, prolonged power loss from the grid

[e] **>IR:** *Refer to section entitled Planning for future from page 111*

[f] **>SDR:** *Energy usage, efficiency and security at www.aga-reports.com/14/sdr/material-issues/environmental-stewardship/energy*

[g] **>IR:** *Discussion on energy constraints on page 23*

The mitigation measures associated with the top five medium-term risks are as follows:

Mitigation of top five medium-term risks

Risk (ranking)	Potential consequences	Mitigation action plan	Expected outcome and residual risk	Progress/current status
Protracted financial pressure on business from depressed gold price coupled with high debt and rapidly rising costs of mature asset portfolio **(1)**	• Inadequate free cash flow/ liquidity • Inability to develop strategic growth and development • Low market capitalisation • Credit rating impact • Premature closure	• Cost reduction, restructuring and business plan review • Portfolio optimisation • Refinancing banking facilities with looser covenants • Credible cost control/delivery • Access capital markets • Joint ventures and asset sales	• Potential impact on valuation • Altered asset portfolio • Reduced production profile • Elevated debt levels • Inability to pay dividends	• Continued focus on optimising balance sheet structure to maintain financial flexibility • Active cost management continues to counter weaker gold price

Mitigation of top five medium-term risks continued

Risk (ranking)	Potential consequences	Mitigation action plan	Expected outcome and residual risk	Progress/current status
Inability to develop projects to bring the Ore Reserve to account (3)	• Ore Reserve write-down and market capitalisation decline • Production profile and business plan reduction • Loss of tenements • Premature mine closure or mothballing	• Identification of joint venture partnerships and alternative funding • Focused exploration funding for critical operations • Business planning and portfolio optimisation • South Africa reef-boring programme • Expansion and/or life extension projects at CC&V and Mponeng • Obuasi feasibility study	• Ore Reserve decreases and impairments • Loss of growth opportunity and returns via potentially having to partner at less than optimal value	• In progress and ongoing • Completion dates uncertain
Operational and safety underperformance negatively impacting improved track record [a, b] (6)	• Reduced cash flow and decreased liquidity • Decline in investor confidence • Credit ratings impact • Restricted ability to invest in strategic growth and development projects	• Business planning and portfolio optimisation • Organisational restructuring • Project 500 • Robust safety systems and leadership, training, KPIs, and bow-tie controls	• Improved ability to deliver on business plans and market guidance • Improved asset portfolio • Declining Ore Reserve	• Initial phase of Project 500 complete and targets achieved • Ongoing • Project 500 team to continue searching for additional savings and efficiency opportunities
Legacy occupational and community health compensation claims/ litigation [c, d] (7)	• Financial impact • Market capitalisation reduction • Reputational damage • Impacted employee well-being	• Defend claims • Industry-wide project to assist with compensation and relief • Gold Working Group	• Court ruling in favour of AngloGold Ashanti • Comprehensive solution involving all stakeholders • Identification of suitable alternatives	• Indeterminate • Pursuing legal defence of claims
Elevated country risk profile in core production areas [e, f] (9)	• Adverse impact on business plan delivery • Reduced market capitalisation • Increased costs and cash flow impact	• Portfolio review • Focused exploration • Host government and local community engagement • Emergency evacuation plans • Risk management	• Balanced and diverse portfolio • Moderation of host government demands and legislation	• Indeterminate and ongoing

[a]   **>SDR:** *Improving safety performance at www.aga-reports.com/14/sdr/material-issues/safety-health/safety-performance*

[b]   **>IR:** *Refer to the discussion on safety performance in the regional review on pages 70 to 93*

[c]   **>SDR:** *Building workplaces free of occupational illness at www.aga-reports.com/14/sdr/material-issues/safety-health/occupational-illness#*

[d]   **>AFS:** *Refer to group note 36 on contingencies and contractual commitments on page 131*

[e]   **>SDR:** *Engaging with stakeholders, communities and governments at www.aga-reports.com/14/sdr/material-issues/stakeholder-engagement/*

[f]   **>IR:** *Refer to the regional review on pages 70 to 93*

TOP GROUP OPPORTUNITIES

We recognise that identifying and managing opportunities is an important component of risk management. The company identifies suitable opportunities, endeavouring to exploit, harness, or maximise them with the aim of creating value from mitigating our risks. The following table lists our key opportunities along with the strategy for each.

Top group opportunities

Type	Opportunity	Strategy
Operational	Benefits from increase in gold price enhanced by cost reduction	• Actively improve the quality of the portfolio • Focus on margins through initiatives to improve all-in sustaining costs and all-in costs, including Project 500 • Improve leverage to the gold price
	Technology step-change in South Africa	• AngloGold Ashanti Technology and Innovation Consortium (ATIC) • Proof of concept work relating to geological drilling, reef boring, ultra-high strength backfill and haulage boring machines • Stakeholder identification and engagement [a]
	Benefits from weaker currencies and lower oil price	• Demonstrate leverage at operations most exposed to declining currencies • Demonstrate leverage at operations that use most oil/diesel
Strategic	Colombia	• Revised tenements strategy with focused exploration funding • Work to ensure that 'social licence to operate' is realised • Partnering options [b]
	Obuasi	• Maintain integrity of site and infrastructure during limited operations phase • Deliver feasibility study; refine to ensure optimal returns from high-margin, mechanised operation • Ensure buy-in for redevelopment from all stakeholders including government • Ensure optimal regulatory and fiscal environment • Test market for potential, value-creating joint venture and find optimal funding structure
	Business planning and portfolio optimisation processes	• Sound business planning with top-down goals • Portfolio rationalisation and optimisation
	Asset sale or joint venture for full value	• Potential to realise full value in cash for sale or joint venture of operating asset • Increased ability to deleverage in a value-enhancing manner

[a] **>IR:** *Refer to the discussion on technology and innovation in Planning for the future on pages 111 to 117*

[b] **>IR:** *Refer to the Americas regional review on page 88 to 93*

MANAGING AND MITIGATING RISKS continued

Strategically managing threats and capitalising on opportunities



Our core
STRATEGIC
FOCUS AREAS
Supporting our strategy for sustainable cash flow improvements and returns.
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility

RISKS BY STRATEGIC OBJECTIVE (Risk ranking as per page 31)



Focus on people, safety and sustainability

- Operational and safety underperformance negatively impacting improved track record **(6)**
- Protracted labour-related strikes [1] **(5)**
- Critical skills and talent retention [2] **(16)**
- Failure to acquire or loss of 'social licence to operate' **(17)**
- Legacy occupational and community health compensation claims/litigation **(7)**



Ensure financial flexibility

- Adverse gold and commodity, and currency movements **(2)**
- Protracted financial pressure on business from depressed gold price coupled with high debt and rising costs of mature asset portfolio **(1)**
- Covenant compliance and inability to reduce debt **(4)**
- Protracted labour-related strikes **(5)**
- Legacy occupational and community health compensation claims/litigation **(7)**
- Operational and safety underperformance negatively impacting improved track record **(6)**



Optimise overhead, costs and capital expenditure

- Protracted labour-related strikes **(5)**
- Failure to demonstrate and/or realise business case for Obuasi redevelopment **(14)**
- Security of power supply and rising cost of power in South Africa **(11)**
- Unfavourable regulatory environment changes [3] **(15)**
- Operational and safety underperformance negatively impacting improved track record **(6)**
- Input cost inflation exceeding cost containment and productivity strategies **(10)**
- Asset integrity failures and compromised reliability at South African operations **(13)**
- Operational disruption in West Africa resulting from outbreak of Ebola virus disease [4] **(19)**



Improve portfolio quality

- Adverse gold, commodity and currency movements **(2)**
- Inability to remain competitive impacting long-term investment case **(8)**
- Protracted labour-related strikes **(5)**
- Inability to develop projects to bring the Ore Reserve to account **(3)**
- Lack of strategic growth projects **(18)**
- Legacy occupational and community health compensation claims/litigation **(7)**
- Failure to successfully operationalise ATIC technology step-change **(12)**



Maintain long-term optionality

- Adverse gold, commodity and currency movements **(2)**
- Inability to remain competitive impacting long-term investment case **(8)**
- Inability to develop projects to bring the Ore Reserve to account **(3)**
- Failure to demonstrate and/ or realise business case for Obuasi redevelopment **(14)**
- Lack of strategic growth projects **(18)**
- Elevated country risk in core production areas **(9)**

[1] **>SDR:** *Implementing business strategy through people* [2] **>SDR** [3] **>SDR:** *Monitoring and respecting regulatory change* [4] **>SDR:** *Delivering a health value proposition to communities*

STAKEHOLDER ENGAGEMENT AND MATERIALITY

Our stakeholders

We define our stakeholders as persons or groups who are directly or indirectly affected by our operations or projects or whose interests in our operations or projects can influence their outcome. These include:

- Locally-affected communities and individuals and their formal and informal representatives as well as civic, non-governmental and religious organisations and other groups with special interests
- Government, politicians and regulatory authorities
- Employees and their families, and labour unions
- The media
- Suppliers, joint venture partners and business peers
- The investment community, including shareholders, current investors, potential investors and financiers

Effective engagement is a prerequisite to our establishing mutually-beneficial relationships with stakeholders. These relationships, we believe, are essential in maintaining our social licence to operate.

AngloGold Ashanti has a wide range of stakeholders. Relationships with communities, government and regulators, employees, both individually and through affiliations such as organised labour, community-based organisations (CBOs) and non-governmental organisations (NGOs) are some of the most critical to our business.

Engagement takes place at a group level with stakeholders whose interests require them to have an overview of the business as a whole, such as investors, employees, organised labour unions, the media, regulatory authorities and certain government and civic organisation representatives. At an operating level, each site is responsible for defining its stakeholders and for understanding the impact of operations on these stakeholders and of their potential influence on the business. Engagement begins from early stages of exploration and continues through to closure.

CRITICAL AREAS OF ENGAGEMENT

We have identified a range of stakeholders with whom we engage in respect of their diverse issues and inputs. We aim to be continuously proactive in our engagement with stakeholders and responsive to their issues and concerns as they arise. Our long-term objective is to create value for all our stakeholders including shareholders, employees, business and social partners by safely and responsibly exploring and mining as we work to deliver sustainable improvement in free cash flow and returns to all our stakeholders. As several operations approach the end of their operating lives, engagement around closure becomes increasingly important, as has happened at Yatela in Mali.

While much of our engagement with government and regulatory authorities takes place individually and on company-specific issues, AngloGold Ashanti has also been active in various industry bodies in all countries of operation, in support of industry positions on topics such as legislation and regulation surrounding the mining sector.

A key focus for mining companies in these discussions is to promote regulatory certainty in relation to the sector. Uncertainty regarding the regulatory or legislative horizon fuels negative media comment, damages investor sentiment, and is ultimately harmful to the industry.

Engagement

Stakeholder engagement is a two-way process, involving communication by the company to stakeholders and by stakeholders to the company. The icons alongside represent the flow of communication.



STAKEHOLDER ENGAGEMENT AND MATERIALITY continued

Summary of critical areas of stakeholder engagement

Stakeholder group and engagement	Issues raised	Impact on stakeholder group and impact on company
Locally affected communities and individuals and their formal and informal representatives as well as civic and religious organisations and other groups with special interests		
Detailed mapping of stakeholders is being undertaken at sites where information is not currently available, inaccurate or outdated. We are gathering and organising data relating to our interactions with communities (commitments, complaints and grievances, resettlement processes and socio-economic baseline assessments) and improving measures for evaluating the effectiveness of community engagement processes. We frequently build our own capacity and strive to build that of communities, local and national authorities. We allocate financial and human resources to working with communities to ensure that they are empowered with information, consulted on operational issues that may affect them and can effectively provide input on their concerns and expectations in relation to mining sector development. Refer to the section titled Analysis of our external environment (pages 22 – 25) for more information on active engagements conducted in 2014.	• Community investment • Local procurement • Infrastructure development and benefit sharing • Impact of restructuring and closures • Environmental and health impacts • Resettlement and compensation • Competition for land use, water and energy • ASM and illegal mining	**Outward:** Unregulated and unplanned impacts on communities could result in loss of temporary and permanent access to land and heritage as well as livelihoods, and could have a negative impact on health and well-being. Through engagement, our operations could have an immediate and long-term positive impact on the socio-economic development and sustainability of communities and livelihoods. **Inward:** Conflict with communities could delay or impede access to projects and operations, resulting in financial and other losses, and reputational damage. Through engagement, the company earns its licence to operate.
Government, politicians and regulatory authorities		
We continually engage with governments on an ongoing basis in all of the regions in which we operate. Substantial direct payments are made to governments including taxes and royalties. In 2014, payments made in the form of taxes and royalties totalled $355m. We strive for transparency in all payments to government, in support of the objectives of the Extractive Industry Transparency Initiative (EITI) and in line with our values. In October 2014, a revised policy relating to political party donations was implemented. The policy seeks to ensure that the process of making donations to political parties is supported by a strong business case. During 2014, AngloGold Ashanti contributed $800,000 towards the democratic elections in Brazil and just under $300,000 to elections in Colombia. All donations are governed by AngloGold Ashanti's values and compliance policies, including its Policy on Anti-Bribery and Anti-Corruption, and comply with any and all currently applicable laws and regulations in the jurisdictions in which the donations are made, including the US Foreign Corrupt Practices Act, and any other regulatory requirements to which the company may be subject.	• Safety and environmental performance • Regulatory compliance • Taxes • Security of tenure • Benefits of mining • Labour relations • Local development • Housing and living conditions • Wage negotiations and industry's economic position • Safety, security and stability	**Outward:** A key concern of governments is the need to ensure that the benefits of mining flow through to the state at national, local and community levels. In addition to jobs, taxes, royalties and investment, the benefits of mining at a local level include employment, skills development, local procurement and infrastructure and service development. **Inward:** Engagement is aimed at establishing regulatory certainty so as to create an environment conducive for mining sector investment and development.

INTEGRATED REPORT **2014**

Stakeholder group and engagement	Issues raised	Impact on stakeholder group and impact on company
Employees and their families, and labour unions		
Engagement with employees is a two-way platform of communication and is critical to ensuring increased productivity, to maintaining a strategic focus and to motivating employees to give of their best. Engagement is undertaken on a wide range of issues, many of which are specific to the local context. In South Africa, for example, employee indebtedness is a continuing priority, while in Ghana, the focus has been to invest in employee education and training to empower retrenched employees. In late 2014, a global employee engagement survey was conducted. Areas highlighted included a firm belief in the company's values while those requiring attention and possibly intervention were ethics, managerial effectiveness in developing trust, as well as senior leadership practices, where employees would like to see greater consistency between what is said and what is done. Feedback on the survey results has been shared with employees. Areas requiring improvement are being addressed. Union representation at AngloGold Ashanti operations is high – between 60% and 100% – with the exception being those in Australia and in the United States, where organised labour structures are not commonplace at our operations. Where organised labour structures are in place, we engage positively with the relevant union structures to seek mutually-beneficial outcomes to issues raised. We comply with local legal and regulatory frameworks as well as with international codes, including those of the International Labour Organization (ILO). In South Africa, we continued to bring our employees' organised labour representatives into a more meaningful dialogue on key business issues, with a particular emphasis on the economics of the industry and specific operations, the gold market and the legal framework for the country's industrial relations. We have agreed with all union leadership for a core leadership team from each union to undertake an entry-level management course at a local university during 2015. In addition to these initiatives, we identified the need for a more direct dialogue between our employees in South Africa and senior management. To this end, the CEO, the COO: South Africa and various general managers undertook mass meetings at each of the South Africa business units for the first time in the company's history, an exercise that took over a week to complete and covered several thousand employees at each mine, plant and support business.	• Employee safety and health • Wages and benefits • Accommodation and living conditions • Employee indebtedness • Job security	**Outward:** Improved safety, health and well-being have marked impacts on employees and their families. By understanding and aligning with the corporate strategy, employees have access to development and career fulfilment, as well as job security. Unprotected industrial action may have negative consequences as the company will not compromise on ensuring the safety of its employees and its assets. **Inward:** Improved safety and health performance has a positive impact on the company. Employee engagement has a positive impact on productivity. Good labour relations reduces the potential for industrial action and promotes a collaborative approach to problem solving in the workplace.

39

Stakeholder group and engagement	Issues raised	Impact on stakeholder group and impact on company
Employees and their families, and labour unions continued		
This was done not only to thank our colleagues for an exemplary safety performance and to apprise them of operational and strategic developments in the business, but also to open the floor to all questions in an exchange that in each case lasted several hours. Informal feedback received to date shows that the exercise was useful for all concerned and will be continued in the new year to help improve communication and ensure a clear and consistent picture of the business – with its opportunities and challenges – is shared by everyone in the region. The labour relations climate at Obuasi in Ghana remained peaceful through the retrenchment process that preceded the transition to limited operations. This was due in large part to the extensive and open dialogue with all stakeholders, including employees, their families, their organised labour representatives, community and religious leaders, civic organisations and elected officials at local and national government level. We were at pains to provide an unvarnished picture of the state of the Obuasi mine, the issues that had led to its poor operational and financial performance over the past decade, and the plan to restore it to its place as an important economic engine for the Ashanti region, and for Ghana as a whole. No days were lost to labour relations disputes across the portfolio. This was a significant achievement, given the challenges of the labour relations environment in South Africa in particular, as well as the business challenges posed by the low gold price environment.		
The media		
We seek to engage regularly (at least quarterly) and transparently with local and international media.	• Operational performance and business sustainability • Labour relations • Safety and health performance • Gold market	**Outward:** Engagement can enhance understanding of the company, and promote accurate reporting and constructive relationships. **Inward:** Successful engagement will enhance the company's reputation.
Suppliers, joint venture partners and business peers		
We seek collaborative and mutually beneficial relationships.	• Impact of restructuring and closures • Ongoing financial commitments • Modernisation and innovation • Local procurement	**Outward and Inward:** Stable, long-term and mutually beneficial relationships. Development and support of local suppliers.

Stakeholder group and engagement	Issues raised	Impact on stakeholder group and impact on company
Financiers, investors and potential investors		
We communicate regularly with our shareholders, investors, potential investors and the providers of capital, in person and by email, at our quarterly and annual results presentations, conference calls, site visits, investor conferences and at one-on-one meetings. Underscoring this communication is compliance with the regulations of the various exchanges on which we are listed.	• Operational performance and business sustainability • Financial performance • Labour relations • Safety performance • Regulatory issues • Shareholder returns • Rehabilitation provision	**Outward:** Engagement can enhance the valuation and credit rating of our company and our access to cost-efficient capital. **Inward:** During 2014, successfully arranged new facilities with extended maturity profiles and the easing of banking covenants. A proposed corporate restructuring and capital raising transaction were cancelled after extensive engagement with and feedback from shareholders.

For further information on our stakeholder engagement see **>SDR** at www.aga-reports.com/14/sdr/.

The Audit and Risk Committee and the Social, Ethics and Sustainability Committee have reviewed the issues identified, as well as the final report, to determine whether:
- the material issues for reporting represented a balanced and comprehensive view of the critical areas of concern for the business and for stakeholders
- there were additional or emerging issues not identified but which should be included

See also the **>SDR** at www.aga-reports.com/14/sdr/material-issues.

MATERIALITY AND REPORTING

Selecting the issues for inclusion in our reporting is challenging in a company of the size and diversity of AngloGold Ashanti. Our approach to content selection builds on an understanding of the major challenges faced during the year and includes a reflection on what we seek to achieve through our reporting and who we see as the primary audience. For the **>IR**, this primary audience is the providers of capital.

The materiality process adopted is based on guidance provided by the International Integrated Reporting Council (IIRC), of which AngloGold Ashanti is a pilot member, and of the Global Reporting Initiative's (GRI) G4 guidelines, as well as the AccountAbility AA1000 Stakeholder Engagement Standard. The process involved gathering data from stakeholder engagements which have taken place across the organisation to identify the issues of greatest concern. Surveys within the company and with external stakeholders provided insight into their views of our reporting.


Strategic and operational risks
Board reporting
Historical issues
Previous reports and material issues
Group level
External voices
Issues raised by stakeholders
Operational level
Benchmarking
Peer reviews
Issues identified externally
Sector/market reports and media
Discipline heads and others
Issues identified internally
Board committees*

* These committees are the Audit and Risk and the Social, Ethics and Sustainability committees.



P42-63

43 CEO's review and strategic outlook
46 CFO's report
52 Board of directors
58 Executive management
60 Managing our human resources

LEADERSHIP

A DECISIVE STRATEGIC RESPONSE TO A LOWER GOLD PRICE

In this section, senior members of the organisation review AngloGold Ashanti's performance for the year and the steps taken to achieve our strategic objectives. Also discussed is the outlook for the company.

CEO'S REVIEW AND STRATEGIC OUTLOOK



Srinivasan Venkatakrishnan (Venkat)
Chief Executive Officer

> " *I write this year's letter with optimism for what the coming years have in store for our company's fortunes, and trust you will share these sentiments after reflecting on an impressive slate of achievements.* "

Fellow shareholders and stakeholders,

After another eventful year, it is useful to reflect on how far we have come in the past two years in particular, and how well AngloGold Ashanti has responded to the immense challenges faced by our industry.

I write this year's letter with optimism for what the coming years have in store for our company's fortunes, and trust you will share these sentiments after reflecting on an impressive slate of achievements.

Our strategy that was built on five pillars namely – a strong foundation of safety, people and sustainability; financial flexibility; optimising expenditure; improving the quality of the portfolio; and preserving long-term optionality – continues to enable us to improve sustainable free cash flow and returns. We are on course to become a stronger, more cost focused and responsive company that can provide the gold price leverage that investors in the sector are seeking.

Operating in a business fighting a downturn, caused by a sharp fall in the price of its outputs, is always challenging. After the drop in the gold price in 2013 we needed to take quick, decisive action to reduce spending and increase not only the quantity, but also the quality of our production. We did just that, while maintaining our long-term potential and improving our industry-leading safety record. This team's achievements of the past two years – to name only a few – are significant:

- In safety and across all sustainability disciplines, we delivered our best ever two years in the company's history, with strong gains across all metrics. We reduced fatal accidents by two-thirds in 2013 and by a further 25% in 2014, creating new milestones across all mines and regions. Year-on-year we had 20% fewer injuries, which is a remarkable achievement. In addition, we ended 2014 with the fewest number of reportable environmental incidents recorded in the company's history and we have continued to improve our relationships with host communities and governments.

- After a decade of shrinking production, our team has delivered the first two consecutive years of production growth of some 12% when compared to our 2012 base and 8% when compared to 2013. We also delivered two significant growth projects on time and on budget. While this growth was encouraging, it bears repeating that our ongoing focus will be to enhance margins of a quality production base.

- We have delivered a sustainable step reduction in costs, regardless of which metric one views – whether it be operating costs, overheads, capital expenditure or expensed exploration. Our all-in sustaining costs for 2014 at $1,026/oz dropped 13% from $1,174/oz in 2013. All-in costs fell 22% to $1,148/oz over the same period.

- Turning to portfolio improvement, we commissioned two new projects on time and on budget and sold Navachab (one of our non-core mines). Importantly, we successfully planned for, and implemented the transition of Obuasi to limited operations phase, a much needed and bold decision to stem significant cash outflows and start in earnest the process to reposition that operation as a potential future growth engine of our group.

- We delivered the maiden Mineral Resource from the 23Moz (gold equivalent) Nuevo Chaquiro deposit in Colombia.

- For eight consecutive quarters, we have delivered on our production, cost and capital expenditure guidance presented to the market. This is unprecedented.

- Finally, we have, despite a 10% fall in the gold price, turned around the free cash flow of the business from a significant cash outflow in 2013 to a positive cash flow (before certain once-off payments) in 2014.

Particulars		2014	2013	Change	
Gold price received	$/oz	1,264	1,401	(10%)	
Gold production	000oz	4,436	4,105	8%	
Total cash costs	$/oz	787	830	(5%)	
Corporate and marketing costs	$m	92	201	(54%)	
Exploration and evaluation costs	$m	144	255	(44%)	
Capital expenditure (1)	$m	1,209	1,993	(39%)	
All-in sustaining costs	$/oz	1,026	1,174	(13%)	
All-in costs (2)	$/oz	1,148	1,466	(22%)	
Cash inflow from operating activities	$m	1,220	1,246	(2%)	
Adjusted EBITDA	$m	1,665	1,667	0%	
Free cash outflow	$m	(112)	(1,058)	89%	
Free cash inflow/(outflow) (3)	$m	142	(1,058)	113%	

(1) *Includes equity-accounted investments.*
(2) *World Gold Council standard, excludes stockpiles written off.*
(3) *Excluding Obuasi redundancies and Rand Refinery loan.*

These results show rigorous cost management, disciplined capital allocation and, above all, expert operational management by our teams on the ground with good support from other disciplines. In achieving these outcomes we have honoured commitments to our longstanding supporters and investors and defied the sceptics who believed this performance could not be sustained. In this regard, I would like to thank our Chairman, Board of Directors, my colleagues on the Executive Committee and especially every employee in AngloGold Ashanti for the hard work that resulted in these remarkable achievements and consistency.

We bid a fond farewell to Richard Duffy who left us as CFO in 2014 after a long and distinguished career with AngloGold Ashanti and wish him well in all his future endeavours. At the same time, we are pleased to welcome Christine Ramon as CFO. Christine comes with an impressive pedigree in senior professional and executive positions, both in South Africa and abroad.

You will recall our announcement on 10 September 2014 of our intention to engage shareholders in a plan to split the company into separate South African and international components (the latter to be listed in London). The plan was to have been facilitated by a $2bn rights offer which would have left the South African vehicle debt free and the international vehicle with a level of borrowings it could sensibly service, albeit with residual debt guarantees from the South African company. (Details of the plan and its rationale can be read here http://www.anglogoldashanti.com/en/Media/Special/CountryCheck.html). This was one of a range of strategic options that were open to us, and was one we believed would liberate significant value over the long term by creating two investment vehicles, each with distinct qualities and asset portfolios. Following consultations with our investors we withdrew the proposal given that the equity injection required to facilitate the split was deemed too onerous. We remain a unified entity with a diverse portfolio of gold-producing assets and exploration prospects, and have in place a strategy to reduce debt, principally from internal sources.

As we now look to 2015 and beyond, I am optimistic of what we can deliver as a company to our colleagues, shareholders and the broader stakeholder group. Despite our defensive approach in the last two years, let us not forget that we have not only grown production for the first time, but also increased margins. We now need to position the group on this strong foundation to show visibility both in terms of further quality long-term growth and value creation – and we will do that. As we start 2015, our priorities over the next few years will include:

- **Safety and health:** Improving safety and health at every level in order to achieve our ultimate goal of zero harm and, in so doing, eliminating the disruptions that poor safety records bring to affected operations. We remember our colleagues who passed away during the year and remain committed to employing all effort and technology as we strive to achieve zero harm.

- **Environment and communities:** Continuing to forge closer partnerships with our host communities and improving our environmental performance and compliance to ensure we maintain our licence to operate for our mutual benefit.

> " *I would like to thank our Chairman, Board of Directors, my colleagues on the Executive Committee and especially every employee in AngloGold Ashanti for the hard work that resulted in these remarkable achievements and consistency.* "

" Clearly, there remains much for us still to do, but the team here is well placed to demonstrate again that it can deliver excellence. "

- **People:** Developing our team of top talent across all disciplines, so that we have the right people, and in some cases new entrants to inject fresh thinking into certain roles, to help deliver the value creation needed. I remain acutely aware of the retrenchments undertaken over the past two years, a necessary action in the market environment in which we found ourselves, and I realise how difficult these were for all concerned. For those that remain, we are focused on fostering cohesion and developing our teams across the business.

- **Production and costs:** Realising our planned production and cost targets for 2015 and beyond, which will require everyone in this business to remain vigilant in keeping productivity and efficiency at the forefront of everything we do. Achieving our cost and production budgets, every month and every quarter, remains critical.

- **Balance sheet flexibility:** As we have mentioned since the latter part of 2014, we will work actively to reduce our net debt levels over the next two to three years to provide the company with greater financial flexibility. But in doing so, we will not act in haste nor compromise long-term value. As one of a number of options in this regard, we have initiated a plan to identify a joint venture partner or purchaser in respect of our interests in the CC&V mine in the United States.

- **Providing clearer visibility to longer-term growth and value creation:** We will build on the production and margin growth that we have delivered, and continue to focus on key differentiating characteristics of our portfolio, including:

  - **South Africa:** Our South African assets need to deliver to their full potential. We will need to show that our sustainable cash generation ability from these assets will continue to outpace our peers, given the superior quality and unique long-life nature of our asset base. Our South African reef-boring technology also provides us with a strong positive differentiator which we aim to ramp up to show value creation from our asset base.

  - **CC&V expansion:** With the high-grade mill spinning for the first time in early 2015, the mine life extension for this mine is firmly on the horizon, consolidating a much sought after tier-one asset in a prized geography.

  - **Obuasi:** Despite its disappointing history, we should not underestimate what this asset has to offer as a growth engine for the group. Having moved the asset to limited operating phase and having begun to shed legacy cost structures that crippled the mine, our focus now has moved into delivering a feasibility study that will position the underground mine to being a more focused, efficient, mechanised, high-grade operation with an attractive cost structure and returns. The coming years will represent a critical inflection point for this mine as it attempts to transition into a tier-one asset.

  - **Other life-extension opportunities in our international portfolio:** The 2014 planning process showed us what levers we could pull to generate value regarding investment in value-creating mine-life extensions at our other operations, particularly those in Australia, Tanzania, the DRC, Ghana, Guinea and Brazil. We will continue to explore these options and view them through the prism of capital discipline.

  - **Optionality from Colombia:** 2015 remains a critical year for us and further opportunities will be explored in developing the Colombian portfolio.

  - **Exploration:** Over the last two years we have had to cut our spending and land holding significantly, focusing on the most prospective geology and jurisdictions in the portfolio. It is a necessary trade-off in prevailing market conditions. Against the back drop of our improved operating portfolio, we will continue to refine our exploration programme with a sharper focus and strict return requirements in our key operating countries.

Clearly, there remains much for us still to do. The team here is well placed to deliver on our vision of creating a focused portfolio of lower-cost, long-life, high-quality assets that will enable us to achieve sustainable cash flow improvements and returns. We will continue to keep you apprised of important developments throughout the course of the year.

Best regards

Srinivasan Venkatakrishnan
Chief Executive Officer
19 March 2015

CFO'S REPORT

Delivered on consistent production and cost guidance amidst continuing adverse market conditions. Our focus remains on strengthening the balance sheet in the medium term and creating a prudent buffer for volatility.



Christine Ramon
Chief Financial Officer

HIGHLIGHTS

- Production of 4.436Moz – up 8% year-on-year
- Total cash costs of $787/oz – 5% lower year-on-year
- All-in sustaining cost of $1,026/oz – 13% lower year-on-year
- Capital expenditure of $1.2bn – 39% below 2013
- Exploration and evaluation costs $144m – 44% lower year-on-year
- Adjusted EBITDA stable at $1,665m despite a 10% drop in gold price
- Self-help measures progressed to deleverage in medium term
- Free cash outflow shows strong improvement to $112m from $1,058m

EXECUTIVE SUMMARY

The year under review was marked by a further fall in the gold price, which decreased by $137/oz or 10% over the course of the year. The impact of the drop in the gold price has been proactively managed and the 2014 results reflect consistent operational and cost performance. It is the second consecutive year of growth in gold production, with an overall 8% increase being recorded year-on-year. At the same time, all-in sustaining costs per ounce improved by 13% year-on-year.

Significantly lower year-on-year total cash and all-in sustaining costs were achieved through the combination of production and overall cost improvements reflecting the first full year of operations at our two new low-cost mines (Kibali and Tropicana). In addition, our efforts to tackle costs across a broad front underpinned the improvement in margins, through the Project 500 (P500) initiative, reductions in direct operating costs, corporate overheads and exploration costs, and strict capital allocation.

We continue to focus on 'self-help measures' in three areas:

- Review of the asset portfolio while actively seeking joint-venture partnerships in Colombia and at Obuasi as well as pursuing the potential sale or joint venture of an operating asset
- Cash flow improvements through the optimisation of business plans and consolidation of regional hubs
- Leverage to exploit weaker currencies, and the consequently higher price in terms of these currencies, and lower fuel prices.

One of our five core strategic focus areas is to 'ensure financial flexibility' which means structuring our balance sheet to allow us to meet our core funding requirements and to provide a reasonable buffer for gold price volatility as well as other adverse unforeseen events. To ensure continued flexibility in the debt maturities schedule, refinancing of the group's revolving credit facilities (RCFs) was completed mid-year. The new $1bn RCF and A$500m RCF were agreed during July 2014 for a further five-year period. In addition, a looser financial covenant was concluded, with the net debt to adjusted EBITDA covenant at 3.5 times (previously 3 times), with one six month period waiver of up to 4.5 times, subject to certain conditions. The $ and A$ RCFs have also been priced tightly, to reflect the current financial market conditions. The looser covenant is also applicable to the ZAR RCF.

AngloGold Ashanti's credit rating was reviewed by both Moody's Investor Service and Standard and Poor's (S&P), to Baa3 with a negative outlook and BB+ with a negative outlook, respectively. The Moody's rating places the company at the lowest level of investment credit grade and S&P has the company at the top level of sub-investment credit grade. These ratings remained unchanged.

The group's balance sheet is highly geared and efficiently structured and the debt has long-dated maturities. Apart from the R750m bond maturing in 2016 and the R1.5bn RCF which matures in December 2018, the earliest international bond maturity date is in April 2020. The high-yield bond ($1.25bn: 8.5%) issuers' call can only be exercised from July 2016 onwards, at the group's discretion, allowing sufficient time for the group to explore any 'self-help measures' ahead of any options around refinancing or early redemption being assessed. The conclusion of a potential asset sale and joint venture partnerships should help the group determine whether or not to exercise the high yield bond call option.

Net debt and gold price
($bn)($/oz)



Net debt — Gold price

Cash flow from operating activities and total capital spend
($bn)



Cash flow from operating activities
— Capital expenditure

* Excludes hedge buy-back costs*

Debt type	International debt facilities US$m*	Maturity date	Base currency
A$ RCF*	257 / 408	Jul 2019	AUD
US$ RCF	100 / 1,000	Jul 2019	USD
ZAR RCF*	43 / 130	Dec 2018	ZAR
5.375% bond	700 / 700	Apr 2020	USD
8.500% bond	1,250 / 1,250	Jul 2020	USD
5.125% bond	750 / 750	Aug 2022	USD
6.50% bond	300 / 300	Apr 2040	USD

■ Drawn amount   ▪ Facility amount

*   Excludes DMTNP and local bond amounts outstanding at 31 December of $80m, ZAR calculated at R11.6/$, A$ facility calculated at A$0.8/$.

Our medium term leverage target is 1.5 times net debt to adjusted EBITDA. We would like to reduce our debt by approximately $1bn to take us to our comfort threshold which would include a reasonable buffer for volatility, including the gold price risk and production disruptions.

Our aim is to achieve this debt reduction through a variety of 'self-help measures' as elaborated above. Importantly we are under no external pressure to achieve this. This is an aspirational target that can be achieved over the next few years.

Delivery against 2014 financial objectives

Continue to maintain sufficient balance sheet liquidity and flexibility in a lower gold price environment

The temporary relaxation of the banking covenant of 4.5 times net debt to adjusted EBITDA expired with the June 2014 testing period, while the $ and A$ revolving credit facilities are set to mature within the next five-year period. The group therefore moved prudently and proactively to manage its financial flexibility and steps taken in this regard included:

• Successful re-financing in July 2014 of the group's RCFs for another five years, including the $1bn RCF (which was due to mature in July 2017) and the A$500m RCF (replacing the previous A$600m RCF which was due to mature in December 2015)

• Improved financial flexibility – the new banking covenant of 3.5 times – previously 3 times net debt to adjusted EBITDA (with a one six month period waiver of up to 4.5 times subject to certain conditions) – is applicable to all of the group's RCFs. This adds further flexibility to the balance sheet liquidity especially in the light of the ongoing gold price volatility and prevailing labour uncertainty in South Africa

- Managed net debt levels in 2014 – the group's net debt to adjusted EBITDA covenant ratio was 1.88 times at year end and was in line with the 1.86 of a year earlier, despite the reduction in the gold price, additional funding required for the Obuasi redundancies and a loan to Rand Refinery. Subsequent to year end, external audit procedures confirmed that the gold gap at Rand Refinery has not increased. Therefore any additional loan funding requirements from shareholders are not envisaged at this stage.

Maintaining our focus on the management of costs to deliver competitive all-in sustaining and all-in costs and continuing to target sustainable cash generation

Management's initiatives to deliver on competitive all-in sustaining and all-in costs included:

- The initial stated purpose of P500 was to deliver specific targeted cost reductions. These have now been achieved and exceeded, and are reconciled with the financial reporting systems

- The organisational redesign was completed and corporate costs as well as exploration costs were significantly reduced from 2013's levels

- Capital expenditure has reduced by 39% compared to 2013 reflecting project completion and capital prioritisation

- We delivered free cash flow of $142m for 2014 which excludes the proceeds of $105m from the sale of Navachab, despite a 10% drop in the gold price compared to 2013, before taking into account the once-off non-operational cash outflows relating to the Obuasi redundancy payments and the Rand Refinery loan funding.

Our 2015 objectives

Looking ahead to 2015, the key financial objectives are to:

- Continue to focus on self-help measures (including the potential sale or joint venture of an operating asset) to deleverage the balance sheet in order to maintain sufficient liquidity and flexibility in a lower gold price environment

- Focus on financial and project risk mitigation by seeking joint venture partners for Colombia and Obuasi

- Review the asset portfolio with a view to rebalancing the portfolio with more-profitable ounces

- Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

- Continue to target sustainable cash generation. For 2015, significant cost reductions have been included in the annual business plans.

We are expecting our debt levels to remain steady at the end of 2015, taking into account our estimated production, planned expenditures at budgeted exchange rates and commodity and fuel price assumptions, although it may increase slightly in the first half due to free cash flow profiling in South Africa from production and capital expenditure fluctuations. This excludes any proceeds from asset sales or joint venture partnerships that we may consider pursuing or the impact of any operational or other disruptions.

CFO'S REPORT continued

In addition to a strong leverage to the gold price, our group's operations also leveraged to both the weaker average global currencies and the lower average oil price, which benefits our cash costs. In 2014, the drop in the gold price was partially offset by weaker global currencies and the lower average oil price. In addition, the combination of just over 70% of the group's adjusted EBITDA from our international operations emphasises our geographical diversification and resilience to unforeseen production disruptions in the South African region.

Events subsequent to year end

AngloGold Ashanti currently considers joint venturing or selling its interest in the CC&V mine

The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interest in the CC&V mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

AngloGold Ashanti currently considers selling its interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. (Sadiola) and Société d'Exploitation des Mines d'Or de Yatela S.A. (Yatela)

The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management's qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.

ACKNOWLEDGEMENT

I took over the role of Chief Financial Officer at AngloGold Ashanti with effect from 1 October 2014. The transition from my predecessor Richard Duffy was seamless, thanks to a strong and diligent financial team in the group. Our team, through their understanding of the challenging economic and financial pressures, has helped us proactively manage the financial position of the company. In addition, we have been able to deliver quality financial information to our stakeholders which reflects our objectives and values for long-term success. I would like to thank our strong and enthusiastic financial team in the group for their ongoing support and look forward to the year ahead.

Best regards

Christine Ramon
Chief Financial Officer
19 March 2015

LETTER FROM CHAIRMAN OF THE AUDIT AND RISK COMMITTEE



Rhidwaan Gasant
Chairman: Audit and Risk Committee

On behalf of the Audit and Risk Committee of AngloGold Ashanti, I am pleased to recommend to shareholders and other stakeholders our **>IR**.

It is the Audit and Risk Committee's principal regulatory duty to oversee the integrity of the group's internal control environment and to ensure that financial statements are appropriate and comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.

This committee also monitors the integrity of the group's integrated reporting and annual financial statements and all factors and risks that may impact on reporting and is satisfied that these do not conflict with the financial results.

This report has been produced in line with the recommendations contained in King III and has been guided by the framework published by the International Integrated Reporting Council (IIRC) in December 2013. AngloGold Ashanti supports the work done by the IIRC and has been a member of the group of pilot companies that have sought to implement integrated reporting. This report subscribes to the principles embedded within the IIRC framework.

The company has continued to make progress in its journey towards integrated reporting. In the year ahead we will continue to focus on the effectiveness of our risk management processes. We will also continue with the integration of the combined assurance process within AngloGold Ashanti to ensure value is derived through the various assurance processes.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
19 March 2015

BOARD OF DIRECTORS

AngloGold Ashanti has a unitary board comprising 11 directors – nine independent, non-executive directors and two executive directors. The board's overall aim is to provide strategic leadership in ensuring the long-term sustainability and success of the business.

Membership of the board and its committees



BOARD OF DIRECTORS

BOARD COMMITTEES

EXECUTIVE DIRECTORS

S Venkatakrishnan
Chief Executive Officer

KC Ramon
Chief Financial Officer

INDEPENDENT NON-EXECUTIVE DIRECTORS
SM Pityana (Chairman)
LW Nkuhlu (Deputy Chairman)
A Garner *
R Gasant
DL Hodgson
NP January-Bardill
MJ Kirkwood
M Richter *
RJ Ruston

* Appointed on 1 January 2015

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE
NP January-Bardill **
DL Hodgson
SM Pityana
S Venkatakrishnan

AUDIT AND RISK COMMITTEE
R Gasant **
A Garner
LW Nkuhlu
MJ Kirkwood
M Richter
RJ Ruston

↓

ASSURANCE

Internal Audit
Combined Assurance

External Audit

Ore Reserve and
Mineral Resource

SOX Compliance

INVESTMENT COMMITTEE
RJ Ruston **
A Garner
R Gasant
DL Hodgson
LW Nkuhlu
KC Ramon

NOMINATIONS COMMITTEE
SM Pityana **
MJ Kirkwood
LW Nkuhlu

** Denotes committee chairman

REMUNERATION AND HUMAN RESOURCES COMMITTEE
MJ Kirkwood **
NP January-Bardill
LW Nkuhlu
SM Pityana
M Richter

EXECUTIVE COMMITTEE
S Venkatakrishnan **
KC Ramon
I Boninelli
CE Carter
GJ Ehm
RW Largent
DC Noko
MP O'Hare
ME Sanz

↓

RISK MANAGEMENT

GLOBAL IT STEERING COMMITTEE

INDEPENDENT NON-EXECUTIVE CHAIRMAN

Sipho Pityana (55)

BA (Hons), MSc, Dtech (Honoris)

Initially appointed an independent non-executive director on 13 February 2007. Appointed Chairman on 17 February 2014

Chairman: • Nominations Committee
Member: • Remuneration and Human Resources Committee
         • Social, Ethics and Sustainability Committee

Sipho Mila Pityana is the Chairman of the Board of Directors, having assumed this role in February 2014. Sipho has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company, Izingwe Capital Proprietary Limited, which he chairs. He is chairman of the JSE-listed Onelogix and of Munich Reinsurance of Africa and a director of a number of manufacturing companies including Aberdare Cables. He also served on the boards of Bytes Technology Group, Afrox, SPESCOM the Old Mutual Leadership Group and Scaw Metals. He previously worked as an executive director of Nedcor Investment Bank and managing director of Nedbank.

In addition to his private sector track record, Sipho has extensive public sector experience and international exposure. He was the first Director General of the Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organization. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration (CCMA) and Convenor of the South African government delegation to the National Economic Development and Labour Council (Nedlac). He is a member of the Advisory Council of the Council for the Advancement of the South African Constitution (CASAC).

DEPUTY CHAIRMAN AND LEAD INDEPENDENT DIRECTOR

Wiseman Nkuhlu (70)

BCom, CA (SA), MBA

Appointed to the board on 4 August 2006, resigned on 30 April 2009 and re-appointed on 1 June 2009

Member: • Audit and Risk Committee
         • Investment Committee
         • Nominations Committee
         • Remuneration and Human Resources Committee

Wiseman Nkuhlu was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was re-appointed to the board on 1 June 2009, appointed Lead Independent Director from February 2014 and Deputy Chairman from March 2014.

BOARD OF DIRECTORS continued



BOARD CHARACTERISTICS

Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (Nepad) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies or subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat, Hulett, BMW and JCI. Prof Nkuhlu was president of the South African Institute of Chartered Accountants from 1998 to 2000 and principal and vice chancellor of the University of Transkei from 1987 to 1991. He is currently a member of the Board of the Ethics Institute of South Africa, Datatec Limited, the Nepad Business Foundation and the Chartered Director Governing body of the Institute of Directors in South Africa. He was elected president of the Geneva-based International Organisation of Employees (IOE) in May 2008 and served for two years. Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the accounting standard setting operations of the International Accounting Standards Board (IASB).

EXECUTIVE DIRECTORS

Srinivasan Venkatakrishnan (Venkat) (49)

BCom, ACA (ICAI)

Chief Executive Officer

First appointed to the board on 1 August 2005 and as CEO on 8 May 2013

Member: • Social, Ethics and Sustainability Committee

Venkat was appointed CEO on 8 May 2013, after holding the position of joint acting CEO from April of that year. He was previously Chief Financial Officer (CFO) at Ashanti Goldfields until its merger with AngloGold in May 2004, creating what is now AngloGold Ashanti. Venkat became CFO of the combined entity shortly after the merger and joined the board on 1 August 2005. He is chairman of the Executive Committee and also a member of the Social, Ethics and Sustainability Committee.

In his role as CFO, he oversaw funding for all of AngloGold Ashanti's operating activities, giving him a detailed knowledge of all of our mines and operating jurisdictions. He is a member of the Financial Reporting Investigation Panel, an advisory panel of the JSE. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-term tenor and more favourable funding terms to the company's credit profile. During Venkat's first year as CEO of AngloGold Ashanti, two new mines were commissioned on time and ahead of budget, the company achieved its best ever safety performance and a significant restructuring was undertaken of operating and overhead costs in order to focus the business on delivery of sustainable free cash flow and returns. Venkat was also previously a director of corporate reorganisation services at Deloitte & Touche in London.

Nationality



- South African 55
- North American 27
- British 9
- Indian/British 9

Composition by HDSA* status



- HDSA 45
- Non-HDSA 10
- Non-South Africans 45

* *Historically disadvantaged South African as defined in terms of the Mining Charter*

Length of service on the board



- Less than two years 36
- Between two and six years 46
- More than six years 18

Industry sector experience



• Executive management	37
• Mining	27
• Finance	27
• Mining/finance	9

Gender



• Male	73
• Female	27

Christine Ramon (47)
BCompt (Hons), CA (SA), Senior Executive Programme
Chief Financial Officer

Appointed to the board as CFO on 1 October 2014

Member: • Investment Committee

Christine joined AngloGold Ashanti as CFO and executive director with effect from 1 October 2014, in compliance with the JSE Listings Requirements. Christine has held senior financial management and executive positions in various companies, in particular as CFO and executive director of Sasol Limited from 2006 to 2013. Prior to this, she was CEO of Johnnic Holdings Limited, having previously served as its financial director. Currently, she is a non-executive director on the boards of MTN Group Limited and Lafarge (France). She previously served on the boards of Transnet SOC Limited and Johnnic Communications Limited.

Christine is a member of the South African Institute of Chartered Accountants and the Association for the Advancement of Black Accountants of South Africa. She served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa.

Christine's current portfolio includes finance and treasury, insurance services, internal audit, taxation and information technology.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Albert Garner (59)
BSE, Aerospace and Mechanical Sciences

Appointed to the board on 1 January 2015

Member: • Audit and Risk Committee
            • Investment Committee

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for 35 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard's corporate finance practice. Albert became a general partner in 1989 and is now Vice Chair – US Investment Banking. Over the past 10 years he has advised and acted as lead adviser to more than 50 companies and their boards of directors on transformative transactions.

Rhidwaan Gasant (55)
CA (SA)

Appointed to the board on 12 August 2010

Chairman: • Audit and Risk Committee
Member: • Investment Committee

Rhidwaan Gasant is the former Chief Executive Officer of Energy Africa Limited, and sits on the boards of international companies and chairs the Audit and Risk Committees of international companies in the MTN Group. He is currently Chief Executive Officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa.

Dave Hodgson (67)

MSc (Civil Engineering), MSc (Mining) (Hons), BComm, Advanced Management Programme

Appointed to the board on 25 April 2014

Member:
- Investment Committee
- Social, Ethics and Sustainability Committee

Dave Hodgson formerly held a series of senior and executive positions over three decades with the Anglo American and De Beers group of companies, and also held the post of Chief Operating Officer of AngloGold Ashanti from November 2001 through to his retirement in April 2005. In addition, he has held non-executive directorships at Moto Gold Mines Limited, Uranium One Inc., Goliath Gold Mining Limited, Auryx Gold Corporation, Montero Mining and Exploration Limited, and Acacia Mining.

Nozipho January-Bardill (64)

BA, MA Applied Linguistics, Dipl Human Resources Development

Appointed to the board on 1 October 2011

Chairman:
- Social, Ethics and Sustainability Committee

Member:
- Remuneration and Human Resources Committee

Nozipho January-Bardill was an Executive Director, Corporate Affairs and spokesperson of the MTN Group where she also served on the boards of a number of operations in the MTN footprint. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO).

She is currently the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations, stakeholder management and gender equality in the workplace. She serves on the board of Credit Suisse Securities, Johannesburg and is also a member of the United Nations Expert Committee on the Elimination of Racial Discrimination and was recently appointed Interim Chief of Staff of UN Women in New York.

Michael Kirkwood (67)

AB, Economics & Industrial Engineering

Appointed to the board on 1 June 2012

Chairman:
- Remuneration and Human Resources Committee

Member:
- Audit and Risk Committee
- Nominations Committee

Michael Kirkwood is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently chairman of Circle Holdings PLC and a senior adviser (former chairman) of Ondra Partners LLP. He formerly served on the boards of Kidde plc, UK Financial Investments Ltd, Eros International plc and as deputy chairman on PwC's Advisory Board. He also previously served as chairman of British American Business Inc., as president and a fellow of The Chartered Institute of Bankers and as deputy chairman of the British Bankers Association.

Maria Richter (60)

BA, Juris Doctor

Appointed to the board on 1 January 2015

Member: • Audit and Risk Committee
• Remuneration and Human Resources Committee

Maria Richter is an experienced FTSE 100 non-executive director who has served on a diverse range of UK and International boards. She previously served on the board of National Grid plc in the UK from 2003 to July 2014 where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust. She also serves on the board of Pro Mujer International, a women's microfinance network and is chairman of the board of trustees of Pro Mujer UK. Maria's professional career spanned 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Rodney Ruston (64)

MBA Business, BE (Mining)

Appointed to the board on 1 January 2012

Chairman: • Investment Committee
Member: • Audit and Risk Committee

Rodney Ruston holds a degree in mining engineer and an MBA and has over 35 years of business experience during which he has led private and publicly-listed companies in the resources, oil and gas and construction industries. His international experience as the chief executive of a heavy construction supply contractor coupled with chief executive roles with operating resource companies provides the board with a broad based director, who can provide insight and advice on the full range of domestic and international activities in the AngloGold Ashanti business. Rodney is currently the chief executive of County Coal Limited, a start-up Australian listed company, which he joined in July 2012. He was previously chief executive officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company, which he took public with a listing on the NYSE and the TSX. Prior to that he was managing director of Ticor Ltd, an Australian-based titanium producer with operations in Australia and South Africa.

COMPANY SECRETARY

Maria Sanz Perez (49)

BCom LLB, H Dip Tax, Admitted Attorney

Executive Vice President: Legal, Commercial and Governance and Company Secretary

Refer to page 123 for a description of the responsibilities of the company secretary.

EXECUTIVE MANAGEMENT

AngloGold Ashanti's executive management team (Executive Committee) comprises nine members of whom two are executive directors. This committee oversees the day-to-day management of the group's activities and is supported by country and regional management teams as well as by group corporate functions.

EXECUTIVE DIRECTORS

Srinivasan Venkatakrishnan (Venkat) (49)
BCom, ACA (ICAI)
Chief Executive Officer

Venkat was appointed as CEO in May of 2013, having been joint CEO (with Tony O' Neill) from April of the same year. He had previously been CFO since 2005. Venkat reports to the board and is responsible for creating, communicating and implementing the organisation's vision, mission and strategy. His extensive knowledge of the company and its international portfolio of assets serves him well in this capacity.

Christine Ramon (47)
BCompt (Hons), CA (SA), Senior Executive Programme
Chief Financial Officer

Christine was appointed an executive director and CFO with effect from 1 October 2014. Her far-reaching experience in senior financial management and executive positions in various companies, including having been the CFO and an executive director of Sasol Limited from 2006 to 2013, stand her in good stead in the management of her current portfolio which includes overseeing finance and treasury, insurance services, internal audit, taxation and information technology.

SENIOR MANAGEMENT

Mike O'Hare (55)
BSc (Min. Eng.)
Chief Operating Officer – South Africa

As the Chief Operations Officer – South Africa, Mike's portfolio includes three operating areas (West Wits, Vaal River and Surface Operations). He also leads the company's innovative technology project in South Africa. He has 38 years' experience in mining, having joined Anglo American in 1977, and has knowledge and skills of deep underground mining that are highly regarded globally.

Italia Boninelli (58)
MA (Psychology), Post Graduate Diploma in Labour Relations
Executive Vice President – People and Organisational Development

Holding the portfolio of Human Resources, Italia is responsible for the global people strategy at AngloGold Ashanti where it is well recognised that 'people are the business, and our business is people'. With more than 25 years' experience in human resources across a variety of industries, including mining, manufacturing, healthcare and banking, Italia brings a wealth of knowledge, particularly in the labour field, which is crucial to domestic and international operations. She joined the group in 2010 and is responsible for building a highly engaged and productive workforce.



EXECUTIVE MANAGEMENT CHARACTERISTICS

Nationality



● South African	56
● American	11
● Australian	11
● Spanish	11
● Indian/British	11

Length of service at AngloGold Ashanti



● Less than three years	22
● Between three and 15 years	33
● More than 15 years	45

Industry sector experience



- Mining 45
- Finance 22
- Executive management 22
- Human resources 11

Gender



- Male 67
- Female 33

Charles Carter (52)

BA (Hons), DPhil, EDP

Executive Vice President – Strategy and Business Development

Charles is responsible for group strategy, business development, corporate finance, investor relations and communications portfolios. He has worked in the mining industry in South Africa and the Americas for more than 24 years and has had responsibility for a range of additional portfolios that include human resources, risk management, business planning and executive responsibility for the company's business in Colombia.

Graham Ehm (58)

BSc Hons, MAusIMM, MAICD

Executive Vice President – Planning and Technical

Graham, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. His current portfolio entails safety, business process framework (BPF), risk, asset optimisation, capital investment optimisation and monitoring of projects, studies and exploration. The Planning and Technical portfolio is his accountability.

Ron Largent (54)

BSc (Min. Eng.), MBA

Chief Operating Officer – International

Ron has more than 30 years' experience in international mining operations and project management. He joined the organisation in 1994 as Manager, Gold Operations for Cripple Creek & Victor, and was promoted to Executive Vice President – Americas in 2007. He was subsequently promoted to Chief Operations Officer – International in 2013, and his portfolio was extended to include Continental Africa. Effective January 2014, Australia was also included in his remit. He is currently accountable for overall strategic and operational responsibilities for production at the company's mining operations across four continents and nine countries. In addition, he leads a team mandated to remove $500m from the group's operating cost base within an 18-month period ended December 2014.

David Noko (57)

MBA, Post Graduate Diploma in Company Direction; Higher National Diploma – Engineering

Executive Vice President: Sustainability

David leads the sustainability portfolio which comprises the disciplines of health, the environment, social and community affairs, corporate social investment, human rights, global security, stakeholder engagement and government relations. In this role he sets the company sustainability direction and strategy and positions the company externally as a leader within the global sustainability landscape. He has extensive experience both within the mining industry and beyond, having been in leadership roles at South African Breweries, Pepsi Cola, Air Chefs and De Beers Consolidated Mines Limited prior to joining AngloGold Ashanti in 2012.

Maria Sanz Perez (49)

BCom LLB, H Dip Tax, Admitted Attorney

Executive Vice President: Legal, Commercial and Governance and Company Secretary

Maria partners with the company's business leaders to ensure AngloGold Ashanti complies with legal requirements across the group. Other responsibilities are compliance, company secretarial functions, integrated reporting and corporate cost reduction. She is also accountable for the legal and commercial aspects of global procurement. Maria has been with the group since 2011 and has worked in similar positions for leading South African companies in her career including Investec, Sappi and Afrox.

MANAGING OUR HUMAN RESOURCES

Our employees are key stakeholders in our business. We recognise that the sustainability of our business includes/encompasses on our providing wages, benefits, working conditions and development opportunities that will attract and retain the right people with the right skills.

It is one of our core values to treat each other with dignity and respect, believing that individuals who are treated in such a way respond by giving of their best, which in turn creates both personal and organisational advantages. To achieve this we seek to ensure that employees are placed in appropriate roles and are equipped with the right skills and the means to deliver on goals, as entrenched in the System for People and the groups' business strategy.

"In 2014, AngloGold Ashanti employed – on average – 58,057 people (43,073 permanent employees and 14,984 contractors)."

SUSTAINING EMPLOYMENT

In 2014, AngloGold Ashanti employed on average 58,057 people (43,073 permanent employees and 14,984 contractors) (2013: 66,434 people; 48,159 permanent employees and 18,275 contractors). The dramatic decline in the gold price has led to a change in our business approach and business model with our business strategy aimed at improving the generation of sustainable free cash flow and returns by focusing on five key business objectives, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of the portfolio; and maintaining long-term optionality. This required some refocusing on core business and costs, and the restructuring of operations.

We embarked on cost improvements at every level of our business. In re-basing our company, we started at the top of the organisation – rationalising management structures and removing unnecessary intermediaries and layers.

The greatest impact has been at our corporate offices across the group, in the South Africa and Continental Africa regions. In consultation with employees, an organisational design review was conducted and completed at corporate head office and the Continental Africa region's office and certain regional and organisational structures located outside of these, aimed at reducing unnecessary costs by, inter alia:

- Potentially removing any duplicated roles and accountabilities
- Potentially eliminating activities that do not provide sufficient value to the business
- Enhancing cross-functional and divisional activity co-ordination and effectiveness

Employee wages and benefits make up a significant component of our cost base amounting to 39% in 2014 (39% in 2013). In 2014, payments to employees of wages and benefits amounted to $1,588m (2013: $1,593m).

As part of the P500 initiatives to reduce costs across all operations, all labour plans and productivity improvement initiatives have been reviewed. New labour modules based on ideal structures per discipline and utilising analytics on skills profiles and other demographic factors are being developed, and tested on several mines in the Continental Africa, Americas and Australasian regions. The interim results of this exercise were presented to the Remuneration Committee in August 2014 and work is continuing on the practical implementation of the revised labour plans.

Average number of employees
(employees and contractors)



10	48,854	13,192
11	46,066	15,176
12	47,829	17,993
13	48,159	18,275
14	43,073	14,984

■ *Employees*
▨ *Contractors*

PEOPLE MANAGEMENT

Our System for People (SP) which provides leadership and supporting management processes has helped us ensure employees are placed in the right roles, with clearly defined responsibilities, so that they are able to deliver against our goals.

During 2014, we focused on further integrating the principles governing the SP into our human resources practices at all levels. These principles reinforce the central role of people in achieving our business objectives and the value we place on treating one another with dignity and respect.

Our aim was to simplify our human resources approach, translating it into practical action which could be easily applied, which emphasised engagement focusing on relationships and interaction at all levels of the business and which harnessed technology to improve and streamline people management functions.

Improving engagement processes with all stakeholders has been identified as a key component of our sustainability strategy and employees are no exception. Several key employee engagement initiatives were undertaken in 2014, including a group-wide survey and a series of 'town hall' meetings with the CEO in the South Africa region.

DIVERSITY

AngloGold Ashanti's operations span many different regions in a broad range of countries and, in line with our values, we are committed to creating and preserving diversity in our workplaces.

During 2014, to emphasise and embed the diversity initiatives, a transformation policy was put in place at a group level with the following objectives:

- To create an underlying all-inclusive culture based on shared values
- To put in place the necessary corporate policies and to ensure legislative compliance in promoting transformation
- To put in place targeted initiatives to address regional transformation imperatives, for example, initiatives on issues such as equity ownership and employment equity that are relevant in the South African regulatory context and localisation programmes in Continental Africa.

Initiatives focusing on increasing local employment and skills development are addressed in the context of the group's transformation policy.

In the South African context, the five-year targets for the Mining Charter were met, and this was achieved through the appropriate talent management initiatives.

TALENT MANAGEMENT AND CAREER DEVELOPMENT

Talent management is embedded in the group's human resources policies, which allocate specific roles for mentoring and career development through the organisational structure. Career development is undertaken in alignment with personal development objectives, which in turn are consistently with company's business needs and strategy.

Given the corporate restructuring undertaken to reduce labour overheads at the corporate office during 2013 and 2014, there was little scope for talent acquisition. However, much emphasis was placed on succession planning to retain talent and develop employees for more senior roles.

Succession plans for the senior and executive levels of the organisation were prepared and presented to the board in November 2014. These plans were developed to address skills gaps and transformation targets, by putting together individual development plans for each employee.

An extensive succession planning and talent pool review exercise was carried out in 2014 and a full set of talent profiles for the extended talent pool was presented to the board in February. Analytics were developed to report cover ratio and other turnover stats.

The CEO conducted one-on-one discussions with all Executive Committee members and his subordinates once-removed (SORs). In line with this initiative all Executive Vice Presidents assisted by their regional HR heads conducted talent discussions with all senior staff, and this will be cascaded to all levels in 2015. The Long Term Incentive Plan (LTIP) metrics have been revised to include succession and talent retention measures.

In addition, a development model for growing future general managers was finalised and the Chairman's Young Leaders Programme was initiated. This programme will see top technical talent receiving executive and top management mentoring while they are exposed to multi-disciplinary projects across our operations internationally, including exchange placements for exposure in the different regions.

PERFORMANCE MANAGEMENT AND CAPACITY DEVELOPMENT

In line with our aim to harness technology so as to improve and streamline our people management systems, a new online performance system is currently being introduced. It was rolled out at the AngloGold Ashanti corporate office in January 2014, prior to its global implementation during 2015, when it will replace legacy or paper-based systems in all regions.

Some of the benefits we believe will arise from the implementation of the online system are:

- Enhanced strategic alignment – a common understanding of the organisation's goals and how each employee's work contributes towards the achievement of these common objectives

- Reduced role ambiguity – clarity regarding the accountabilities of each employee's role and a focus on meeting specific performance expectations
- Increased communication and engagement – with managers offering regular feedback to subordinates and providing opportunities for them to share their views on how their work is carried out
- Improved performance and results – as subordinates are coached by their respective managers to help them identify ways to improve their own performance as well as the output of the team
- Better retention – increasing engagement levels as effective performers are recognised and rewarded for their contribution to organisational performance.

This new performance management system will enable a more focused approach to development plans, and the implementation of learning and development activities to address specific developmental needs.

LABOUR AND HUMAN RIGHTS

We respect fundamental labour rights, including the right to organise and collective bargaining. With the exception of Australia and the United States, where collective bargaining is not common in the resources sector, collective bargaining structures are in place at all operations.

In South Africa in particular, collective bargaining is a significant feature of our socio-economic landscape, and initiatives to sustain and strengthen our collective bargaining structures have been a priority during the year – see pages 39 and 40.

In 2014, we continued to implement the UN Guiding Principles on Business and Human Rights to meet our obligations to respect human rights throughout our activities and in our business relationships. In line with that commitment, we undertook to implement the three key requirements set out in the Guiding Principles, namely:

- development of a strong human rights framework anchored around a human rights policy
- establishment of a process of human rights due diligence which is embedded in our business processes and risk management framework
- establishment of operational level grievance mechanisms to address and manage community complaints and grievances effectively.



P64-118

65 Highlights of the year
66 Five-year summaries: financial
69 Economic value-added statement
70 Regional reviews
94 Mineral Resource and Ore Reserve overview
100 Five-year statistics by operation
111 Planning for the future
118 One-year outlook

PERFORMANCE REVIEW

FOCUS ON QUALITY OUNCES WITH LONG-TERM OPTIONALITY

This section reviews our historical performance from operational, financial and sustainability perspectives.

HIGHLIGHTS OF THE YEAR

Gold production increased for the second consecutive year, boosted by the contributions of new mines, Kibali and Tropicana, which had their first full year of production in 2014. The rationalisation of corporate structures and marginal production continued with a range of initiatives – including mine closure and asset sales – to improve the overall quality of the portfolio. Active management of overhead and operating costs, to generate free cash flow, remained a priority.

PRODUCTION

Gold production by region
(000oz)



	2014	2013
South Africa	1,223	1,302
Continental Africa	1,597	1,460
Australasia	620	342
Americas	996	1,001

Group: **4.4Moz**
(2013: 4.1Moz)

CAPITAL EXPENDITURE

Capital expenditure* by region
($m)



	2014	2013
South Africa	264	451
Continental Africa	454	839
Australasia	91	285
Americas	394	410
Other	6	8

* Includes equity-accounted investments

Group: **$1.2bn***
(2013: $2.0bn)

COSTS

All-in sustaining costs* by region
($/oz)



South Africa — 1,120 / 1,064
Continental Africa — 1,202 / 968
Australasia — 1,376 / 986
Americas — 970 / 1,010

□ 2013
■ 2014

* Excluding stockpile write-offs

Group:
$1,026/oz
(2013: $1,174/oz)

ENVIRONMENT

Water use intensity by region
(kL/t)   □ 2013   ■ 2014



South Africa — 0.69 / 0.71
Continental Africa — 0.67 / 0.56
Australasia — 1.03 / 0.84
Americas — 0.44 / 0.45

Energy use intensity by region
(GJ/t)   □ 2013   ■ 2014



South Africa — 0.30 / 0.29
Continental Africa — 0.38 / 0.29
Australasia — 0.60 / 0.58
Americas — 0.23 / 0.23

Environmental incidents: **5** (2013: 10)

SAFETY

AIFR by region
(per million hours worked)



South Africa — 11.85
Continental Africa — 1.56
Australasia — 10.73
Americas — 3.81
Greenfields exploration — 3.57

Group average:
(7.15 adjusted for effect of earthquake)
7.36 (2013: 7.48)

COMMUNITY

Community investment by region
($m)



	2014	2013
South Africa	8.1	8.4
Continental Africa	3.9	13.3
Australasia	0.2	0.5
Americas	3.7	5.8
Equity-accounted investments	(1.1)	(5.3)

Group: **$14.8m** (2013: $22.5m)

FIVE-YEAR SUMMARIES: FINANCIAL

Summarised group financial results – income statement

US dollar million	2014	2013	2012	2011	2010
Gold income	5,218	5,497	6,353	6,570	5,334
Cost of sales	(4,190)	(4,146)	(3,964)	(3,892)	(3,550)
Gain (loss) on non-hedge derivatives and other commodity contracts	15	94	(35)	(1)	(702)
Gross profit	**1,043**	1,445	2,354	2,677	1,082
Corporate administration, marketing and other expenses	(92)	(201)	(291)	(278)	(220)
Exploration and evaluation costs	(144)	(255)	(395)	(279)	(198)
Other operating expenses	(28)	(19)	(47)	(31)	(20)
Special items	(260)	(3,410)	(402)	163	(126)
Operating profit (loss)	**519**	(2,440)	1,219	2,252	518
Dividends received	–	5	7	–	–
Interest received	24	39	43	52	43
Exchange (loss) gain	(7)	14	8	2	3
Finance costs and unwinding of obligations	(278)	(296)	(231)	(196)	(166)
Fair value adjustments on convertible bonds	(17)	307	245	188	(56)
Share of equity-accounted investments' (loss) profit	(25)	(162)	(30)	72	63
Profit (loss) before taxation	**216**	(2,533)	1,261	2,370	405
Taxation	(255)	333	(346)	(737)	(276)
(Loss) profit for the year	**(39)**	(2,200)	915	1,633	129
Allocated as follows:					
Equity shareholders	(58)	(2,230)	897	1,587	76
Non-controlling interests	19	30	18	46	53
	(39)	**(2,200)**	**915**	**1,633**	**129**

Summarised group financial results – statement of financial position

US dollar million	2014	2013	2012	2011	2010
Assets					
Tangible and intangible assets	5,088	5,082	8,091	6,755	6,374
Cash and cash equivalents	468	648	892	1,112	575
Other assets	3,578	3,944	3,756	2,882	2,583
Total assets	**9,134**	9,674	12,739	10,749	9,532
Equity and liabilities					
Total equity	2,871	3,107	5,494	5,120	4,113
Borrowings	3,721	3,891	3,583	2,488	2,704
Deferred taxation	567	579	1,084	1,148	900
Other liabilities	1,975	2,097	2,578	1,993	1,815
Total equity and liabilities	**9,134**	**9,674**	**12,739**	**10,749**	**9,532**

Summarised group financial results – statement of cash flows

US dollar million	2014	2013	2012	2011	2010
Cash flows from operating activities					
Cash generated from operations	1,373	1,392	2,350	3,081	1,714
Dividends received from equity-accounted investments	–	18	72	111	143
Net taxation paid	(153)	(164)	(453)	(379)	(188)
Cash utilised for hedge buy-back costs	–	–	–	–	(2,611)
Net cash inflow (outflow) from operating activities	1,220	1,246	1,969	2,813	(942)
Cash flows from investing activities					
Capital expenditure	(1,018)	(1,569)	(2,004)	(1,567)	(973)
Net proceeds (payments) from acquisition and disposal of subsidiaries, associates and joint ventures	40	(464)	(684)	(117)	(44)
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	(11)	(8)	(70)	(62)	95
Interest received	21	23	36	39	32
Decrease (increase) in cash restricted for use	24	(20)	(3)	(19)	25
Other	1	(2)	(50)	4	(6)
Net cash outflow from investing activities	(943)	(2,040)	(2,775)	(1,722)	(871)
Cash flows from financing activities					
Net proceeds from share issues	–	–	2	9	778
Net (repayments) proceeds from borrowings	(150)	858	1,215	(159)	648
Finance costs paid	(245)	(200)	(145)	(144)	(115)
Dividends paid	(17)	(62)	(236)	(169)	(117)
Acquisition of non-controlling interest	–	–	(215)	–	–
Other	(9)	(36)	(30)	–	–
Net (outflow) inflow from financing activities	(421)	560	591	(463)	1,194
Net (decrease) increase in cash and cash equivalents	(144)	(234)	(215)	628	(619)
Translation	(16)	(30)	(5)	(102)	105
Cash and cash equivalents at beginning of year	628	892	1,112	586	1,100
Cash and cash equivalents at end of year [1]	**468**	**628**	**892**	**1,112**	**586**

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m. The cash and cash equivalent balance at 31 December 2013 includes a bank overdraft included in the statement of financial position as part of other liabilities of $20m.

FIVE-YEAR SUMMARIES: FINANCIAL continued

Ratios and statistics

	Units	2014	2013	2012	2011	2010
Earnings						
Adjusted gross profit (loss)	$m	1,028	1,351	2,389	2,678	(1,191)
Adjusted gross margin	%	20	25	38	41	(51)
Headline (loss) earnings	$m	(79)	78	1,208	1,519	122
Adjusted headline (loss) earnings	$m	(1)	599	988	1,332	(1,758)
Adjusted headline (loss) earnings excluding hedge buy-back costs	$m	(1)	599	988	1,332	787
Adjusted EBITDA [1] [2]	$m	1,665	1,667	2,529	3,134	1,897
Adjusted EBITDA margin [1]	%	32	30	40	48	38
Interest cover	times	7	7	14	22	16
(Loss) earnings per ordinary share						
Basic	US cents	(14)	(568)	232	411	20
Diluted	US cents	(14)	(631)	177	355	20
Headline	US cents	(19)	20	312	394	33
Adjusted headline	US cents	0	153	255	345	(473)
Dividends per ordinary share	US cents	–	5	35	49	20
Asset and debt management						
Equity	$m	2,871	3,107	6,082	5,880	4,987
Net capital employed	$m	6,640	5,519	8,420	7,444	7,017
Net debt	$m	3,133	3,105	2,061	610	1,288
Net asset value – per share	US cents	711	770	1,580	1,528	1,299
Net tangible asset value – per share	US cents	655	704	1,498	1,473	1,248
Market capitalisation	$m	3,515	4,727	12,025	16,226	18,767
Return on equity [1]	%	0	18	19	26	20
Return on net capital employed [1]	%	4	12	15	20	15
Net debt to equity	%	104	100	34	10	26
Gold price						
Closing price at year-end	$/oz	1,266	1,411	1,668	1,572	1,227
Average gold price received	$/oz sold	1,264	1,401	1,664	1,576	561
Other						
Weighted average number of shares	million	408	393	387	386	372
Issued shares at year-end	million	404	403	385	385	384
Exchange rates						
Rand/dollar average		10.83	9.62	8.20	7.26	7.30
Rand/dollar closing		11.57	10.45	8.45	8.04	6.57
Australian dollar/dollar average		1.11	1.03	0.97	0.97	1.09
Australian dollar/dollar closing		1.22	1.12	0.96	0.97	0.98
Brazilian real/dollar average		2.35	2.16	1.95	1.68	1.76
Brazilian real/dollar closing		2.66	2.34	2.05	1.87	1.67

[1] Excludes hedge buy-back costs in 2010.
[2] The adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula as specified in the revolving credit agreements.

ECONOMIC VALUE-ADDED STATEMENT

For the year ended 31 December

US dollar millions	%	2014	%	2013
Economic value generated				
Gold sales and by-product income [1]	99	5,350	99	5,646
Interest received	1	24	1	39
Royalties received	–	4	–	18
Profit from sale of assets [2]	–	23	–	2
Income from investments	–	–	–	7
Total economic value generated	100	5,401	100	5,712
Economic value distributed				
Operating costs [3]	46	2,464	43	2,484
Employee salaries, wages and other benefits	30	1,588	28	1,593
Payments to providers of capital	5	278	6	336
– Finance costs and unwinding of obligations	5	278	5	296
– Dividends	–	–	1	40
Corporate taxation				
– Current taxation [4]	3	165	2	134
Community and social investments [5]	–	14	1	27
Loss from investments [6]	–	20	–	–
Total economic value distributed	84	4,529	80	4,574
Economic value retained [7]	16	872	20	1,138

[1] Gold sales decreased by 5% year-on-year due to a 10% lower average price received of $1,264/oz, partially negated by a 9% increase in the ounces sold.
[2] Includes a loss on sale of Navachab mine of $2m.
[3] Includes retrenchment costs at Obuasi of $210m in 2014 (2013: nil).
[4] Current tax charge (credit) by country is as follows:

US Dollar millions	2014	2013
South Africa	30	(18)
Argentina	24	36
Australia	–	(2)
Brazil	31	56
Ghana	2	1
Guinea	31	22
United States of America	(5)	–
Tanzania	65	32
Other	(13)	7

[5] Community and social investments exclude expenditure by equity accounted joint ventures.
[6] Includes $21m loan impairment and $45m net equity losses from Rand Refinery (Pty) Limited.
[7] Economic value retained excludes impairments and impairment reversals.

REGIONAL REVIEWS

South Africa

AngloGold Ashanti's five South African deep-level mines and surface production facilities are divided into three areas of operation: Vaal River, West Wits and Surface Operations. At present, these three areas comprise the following operations:

Vaal River

The Vaal River mining operations comprise three mines located around 170km to 180km from Johannesburg, near the Vaal River on the Free State-North West Province border. These three mines, which share a milling and treatment circuit, are:

- **Great Noligwa**, a mature operation nearing the end of its life, adjoins Kopanang and Moab Khotsong in the Free State. The mine primarily exploits the Vaal Reef by means of scattered mining via a twin-shaft system over three main levels at an average depth of 2,100m.

- **Kopanang** is located to the west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output, with uranium oxide produced as a by-product, from a single shaft system to a depth of 2,600m. It almost exclusively exploits the Vaal Reef.

- **Moab Khotsong** is AngloGold Ashanti's newest gold mine in South Africa. Stoping operations began in November 2003 with full production achieved in 2010. Given the geological complexity of the Vaal Reef, scattered mining is employed.

West Wits

The two West Wits operations, situated southwest of Johannesburg, on the border between Gauteng and North West Province, are:

- **Mponeng**, the world's deepest gold mine and our flagship operation in the South Africa region, exploits the Ventersdorp Contact Reef (VCR) at depths of between 2,400m and 3,900m via a twin-shaft system. Ore is treated and smelted at the mine's gold plant.

- **TauTona** exploits both the Carbon Leader Reef (CLR) and the VCR via a three-shaft system, supported by secondary and tertiary shafts sinking to depths of between 1,850m and 3,450m. TauTona's infrastructure is to be used to access the remaining Ore Reserve at the former Savuka mine. A link between the two mines reduces dependency on a single infrastructure system, including ore passes. The integration of Savuka into TauTona has been completed and is expected to extend TauTona's life of mine. The hoisting of Savuka ore via TauTona is planned to start in the second quarter of 2015.

Surface Operations

- **Surface Operations** extracts gold from marginal ore dumps and tailings storage facilities on surface at various Vaal River and West Wits operations. The hard rock business processes hard rock material from underground as well as from marginal ore dumps. Surface Operations also includes Mine Waste Solutions (MWS) which operates independently and processes slurry material reclaimed hydraulically from the various tailings storage facilities. Uranium is produced as a by-product, as is backfill that is used as mining support in underground mined out areas.

Good progress is being made with the consolidation of the individual operations in each of these areas into three operating entities so as to eliminate any duplication of services and management. This consolidation will have both cost and efficiency benefits. As an initial step in this process, Great Noligwa mine employees have been successfully incorporated with those of Moab Khotsong. The consolidation of the West Wits mines and of Surface Operations is expected to follow in due course.

Contribution to group production – 2014



● South Africa	28
● Rest of AngloGold Ashanti	72

Contribution to regional production – 2014



● West Wits	45
● Vaal River	37
● Surface Operations	18

SOUTH AFRICA

Key statistics

	Units	2014	2013	2012
Operational performance				
Tonnes treated/milled	Mt	38.4	39.2	22.2
Pay limit [1]	oz/t	0.39	0.36	0.40
	g/t	14.35	13.37	12.41
Recovered grade [1]	oz/t	0.239	0.204	0.219
	g/t	8.19	7.00	7.50
Gold production	000oz	1,223	1,302	1,212
Total cash costs	$/oz	849	850	873
Total production costs	$/oz	1,087	1,070	1,097
All-in sustaining costs [2]	$/oz	1,064	1,120	1,189
Capital expenditure	$m	264	451	583
Productivity	oz/TEC	4.40	4.47	4.19
Safety				
Number of fatalities		4	6	11
AIFR	per million hours worked	11.85	12.63	13.24
People				
Average no of employees: Total		29,511	32,406	34,186
– Permanent employees		26,056	28,526	29,740
– Contractors		3,455	3,880	4,446
Employee turnover	%	10	12	8
Training and development expenditure	$m	37.5	45	63
Environment				
Total water consumption	ML	27,219	27,228	23,813
Total water use per tonne treated	kL/t	0.71	0.69	1.07
Total energy usage	PJ	11.31	11.80	11.65
Total energy usage per tonne treated	GJ/t	0.29	0.30	0.52
Total greenhouse gas (GHG) emissions	000t CO_2e	2,981	[3] 3,025	[3] 3,009
Total GHG emissions per tonne treated	t CO_2e/t	0.08	0.08	0.13
Cyanide used	t	10,100	9,688	6,129
No. of reportable environmental incidents		1	3	10
Total rehabilitation liabilities:	$m	83.5	78.1	148.8
– restoration	$m	12.2	10.0	43.7
– decommissioning	$m	71.3	68.1	105.1
Community and government				
Community expenditure [4]	$m	8.1	8.4	7.7
Payments to government	$m	144	157	251
– Dividends	$m	–	–	–
– Taxation	$m	16	12	81
– Withholding tax (royalties, etc.)	$m	18	12	29
– Other indirect taxes and duties	$m	–	–	1
– Employee taxes and other contributions	$m	100	122	131
– Property tax	$m	5	5	3
– Other (includes skills development)	$m	5	6	6

[1] *Refers to underground operations only.*
[2] *Excludes stockpile write-offs.*
[3] *The Eskom grid emission factor was revised by the National Business Initiative in consultation with Eskom, leading to a change in the electricity-related emissions reported for 2012 and 2013. The figure reported for 2012 included Nufcor.*
[4] *Includes corporate social investment expenditure.*

REGIONAL REVIEWS continued

South Africa

OPERATIONAL PERFORMANCE

Production

Production declined by 6%, predominantly a consequence of safety-related stoppages, the aftermath of the earthquake experienced on 5 August 2014, and unscheduled shaft maintenance at Mponeng.

The 5.3 magnitude earthquake affected the Vaal River mines. Production was halted at these operations for five to ten days to allow for the aftershocks to subside and to undertake repairs before production resumed. At Mponeng, production was adversely affected by safety-related stoppages as well as an incident that occurred during shaft slinging, suspending operations for seven days to allow for significant repair work on damaged shaft steelwork and to return the shaft to safe levels of service.

Production from Surface Operations was negatively affected by the decreased grade of the material sourced from the marginal ore dumps. Mining flexibility has been improved to enable more active blending.

The region's contribution to group attributable gold production declined to 28% from 32% in 2013. In addition, the Vaal River operations produced 1.3Mlb of uranium.

Costs

The intense focus on cost containment continued in 2014, in line with the Project 500 initiative to reduce overall group costs by $500m in the 18 months to end 2014, cost reduction initiatives were undertaken in the region. The emphasis on the management of labour costs, reef mining-related activities, power consumption, contractors and the implementation of service-optimisation strategies as well as a robust critical review of commodity- and services-related contracts all contributed to lower operating costs. Inflationary pressures, which included increases in electricity tariffs that exceeded inflation, were partially compensated for by cost savings from the Project 500 initiatives and also a weaker local currency. All-in sustaining costs for the year declined for the second consecutive year, 5% to $1,064/oz.

Growth and improvement

Project Zaaiplaats at Moab Khotsong, which was temporarily halted in 2013, remains on hold. Additional geological information gathered in the interim reflected a deterioration in the grade of the project, making it economically unviable at current gold prices.

At Mponeng, phase 1 of the deepening project to access the VCR progressed well. Although safety stoppages following a shaft incident led to some delays, stoping and ledging operations have begun. The emphasis in the coming year will be to increase the volume of ore reserve development so as to open up the high-grade Ore Reserve. Given the slump in the gold price, phase 2 of this project to access the CLR was delayed slightly in 2014. Critical-path work continued and included the installation of ventilation and refrigeration infrastructure to enable the ramp-up to full project execution in 2015, should the capital budget be approved. This project will also investigate the viability of optimised shift schedules with a view to improving productivity and speeding up access to the higher-grade areas.

The uranium plant at Mine Waste Solutions (MWS) was successfully completed with the first deliveries in the fourth quarter of the year. The recovery in the uranium price during the year was encouraging.



KEY PERFORMANCE INDICATORS

Production
(000oz)



10 1,785
11 1,624
12 1,212
13 1,302
14 1,223

Productivity
(oz/TEC)



10 5.63
11 5.85
12 4.19
13 4.47
14 4.40

AIFR
(per million hours worked)



10 16.69
11 15.57
12 13.24
13 12.63
14 11.85

Total cash costs and all-in sustaining costs
($/oz)



10 598
11 694
12 873 1,189
13 850 1,120
14 849 1,064
Total cash costs
All-in sustaining costs (excluding stockpile write-offs)

Mineral Resource and Ore Reserve

As at 31 December 2014, the total Mineral Resource (inclusive of the Ore Reserve) for the South Africa region was 85.63Moz (2013: 94.27Moz) and the Ore Reserve 27.45Moz (2013: 30.9Moz). This is equivalent to around 37% and 48% of the group's total attributable Mineral Resource and Ore Reserve respectively.

SUSTAINABILITY PERFORMANCE

People

The South Africa region's workforce averaged 29,511 people in 2014 – 26,056 full-time employees and 3,455 contractors – as compared to 32,406 in 2013 and 34,186 in 2012 – a decline of 14% in two years. This decline in the workforce was a result of various cost rationalisation initiatives implemented across the group over the past two years. Productivity declined to 4.40oz/TEC in 2014 (2013: 4.47oz/TEC).

In the South Africa region, 94% of our workforce is represented by the four industry unions. Union representation in the South African gold mining industry as a whole is as follows: AMCU (27%), NUM (54%), Solidarity (2.5%) and UASA (6.5%).

During 2014, work continued with the incorporation of organised labour representatives in dialogue on business issues. In particular, we have engaged with them on the economics of our industry, the gold market and on the legal and statutory framework regulating industrial relations in South Africa. Employee engagement included quarterly briefs by the chief operations officer on the company's financial and operational performance. In addition, to effectively engage on the restructuring processes, the region established a central restructuring plenary committee and a transformation committee, both aimed at achieving consensus on various issues and forging improved relations between management and the unions. AMCU signed a formal recognition agreement with AngloGold Ashanti in the fourth quarter of the year, and has been fully integrated in all statutory labour committees.

The second year of the current wage agreement became effective on 1 July 2014 with increases of 6.5% to 7% in wages. In line with the Deputy President's Stability Agreement (Framework Agreement for a Sustainable Mining Industry entered into by Organised Labour, Organised Business and Government) and other items included in the 2013 wage agreement, we began work on related matters, particularly employee indebtedness. This is a concern at all levels. According to an audit conducted at mid-year, 1,900 employees in the South Africa region had at least one garnishee order in force against their wages and salaries. In terms of the indebtedness initiative, *Masidibanise Izandla* ('let's put our hands together') the services of legal firms have been retained to assist employees in their dealings with often dubious business practitioners, especially credit providers. In addition, dedicated financial consultants have been employed by the company to provide financial advice and to assist with debt consolidation and management, and ultimately to eliminate debt altogether. Every garnishee order in place is being scrutinised as are any instructions for new ones, prior to their implementation.

The next round of wage negotiations is due to begin early in 2015 as the current wage agreement comes to an end on 30 June 2015.

Capital expenditure

Capital expenditure declined by 41%, in line with the group-wide cost optimisation and rationalisation programme and the resultant scaling back of project investment. Capital expenditure in 2014 was again predominantly on ore reserve development across all underground operations and on the Mponeng deepening project, as well as stay-in-business items and activities across all underground operations.

Given the increasing need for improved communication with employees in the region, three employee surveys were conducted during the year to identify specific needs and areas of concern. The results of these surveys highlighted several key requirements:

- Improved employee communication, in terms of the frequency, quality and the quantity of information
- Detailed investigations into unethical behaviour
- Improved supervisor/management training as well as engagement

In response, engagement by senior management has been stepped up. Large group meetings (town hall type meetings) have been held. These initiatives were supplemented by mass meetings across all mines, hosted by the CEO, COO: South Africa and business unit general managers. Refer to page 39 for further related information. A communication programme, *Your voice matters*, to engage with employees via a digital platform, has been implemented. This programme, which involves two-way communication between the company and its employees in the South Africa region, will enable the company to communicate with those employees who register to participate in the programme and for these employees to share their views with the company.

Safety

Despite the region recording its best safety performance ever, there were tragically four fatalities during 2014 (2013: six) – one at the Vaal River operations and three at the West Wits operations. Three of these were caused by falls of ground and one was the result of an incident involving piping and construction work.

All mines and plants in the region achieved 1 million fatality-free shifts and Kopanang, most notably, has recorded three million fatality-free shifts. This was achieved despite the impact of the 5.3 magnitude earthquake which resulted in minor injuries to 30 employees and the evacuation and safe return to surface of 3,300 people in all at the Vaal River operations.

While work remains to be done to achieve our target of zero harm, much of the improved safety performance can be attributed to the very successful visible felt leadership drive and the observable steps taken (installation of bolts and netting, training and technological improvements such as electronic systems to monitor the various aspects of underground working areas) to make the working environment safer. Employee surveys conducted during the year confirmed that *'Safety is our First Value'* is embedded in the psyche of employees.

Group-wide, safety efforts concentrated on expanding our understanding of how safety risks arise and why safety incidents occur so as to develop a critical control methodology. Given the higher frequency of safety incidents at the South African operations, the focus in 2014 was on embedding this methodology at these operations, with the emphasis on the two major safety risks: falls of ground and vertical transport.

Technology initiative

The Technology Innovation Consortium continued to make significant progress towards the development of the new deep-level mining technology. The aim, ultimately, is to develop a cost-efficient, safe, mining method to implement at our deep-level underground operations in South Africa to extract stability pillars and areas that might otherwise not be safe or viable to mine.

In 2015, the final element of work will be to compile a deep-level mining method based on this mining style. Key to maximising the efficacy of this method will be enhanced machine efficiencies. This in turn will entail increasing machine availability and a 24-hour mining cycle. While such working arrangements are still to be negotiated with labour, they would increase the global competitiveness of the South African mining industry.

Silica dust in samples
(%)



05	10.17
06	9.00
07	7.40
08	2.80
09	2.20
10	1.20
11	0.74
12	0.92
13	1.00
14	1.31

- - *Milestone compliance*

Health

Health statistics in the region have improved significantly. One of the region's major health challenges, occupational lung diseases (OLD), particularly silicosis, are managed primarily by reducing the level of exposure of employees to silica-bearing dust. During 2014, implementation continued of multi-stage filtration systems at ore transfer points as well as footwall treatment to prevent the infiltration of dust into working areas. The progressive introduction of improved controls has led to reduced exposure by South African employees to silica-bearing dust – 201 new cases were diagnosed in 2014 compared to 293 in 2013. Given the legacy of silicosis in the industry as a whole, AngloGold Ashanti, together with four South African mining companies, embarked on a joint collaboration to establish a process together with other stakeholders – government, labour, employees – to address related compensation and medical care in the South African gold mining industry.

The incidence of pulmonary tuberculosis (TB), another OLD, which has decreased substantially over the past 10 years, has begun to plateau (see the **>SDR** for further details): 1.57% for 2014 compared to 1.50% in 2013 and a national average of 1%. Over the past decade, the incidence of TB has improved by around 60%. Initiatives to combat TB, which apply to both employees and contractors, are aimed at addressing the wide range of underlying contributing factors to the disease and are being extended to communities around operations to further underpin their effectiveness.

Noise-induced hearing loss (NIHL) is prevented by the silencing of equipment, the wearing of hearing protection by employees and administrative controls. The incidence of NIHL continued to decline in South Africa, with 30 cases diagnosed in 2014 (2013: 38 cases).

Environment

There was only one reportable environmental incident in 2014 – a threefold improvement year-on-year. This performance exemplifies the ongoing operational improvements in process water containment, stormwater control and tailings pipeline management over the last five years. Also commendable is the work done at MWS in response to in-plant spillages and their containment, as well as the incorporation of MWS into the environmental management system of the South Africa region's Surface Operations.

The risk of inter-mine flooding and the associated costs remains a high priority:

- The Vaal River operations continue to monitor closely and pursue all avenues to reduce the potential financial burden of the intended closure of neighbouring mines in the Vaal River area. AngloGold Ashanti continues to use excess water from underground at its Vaal River operations for hydraulic tailings reclamation at MWS.

REGIONAL REVIEWS continued

South Africa

- The West Wits operations continue to pump and discharge water at Blyvooruitzicht mine's 4 and 6 shafts. Currently, the pumping of water is being conducted in terms of a directive to pump and discharge water pending the final issuing of a water use licence, the application of which has been submitted to the regulatory authorities.

Since a carbon tax on greenhouse gas emissions for South Africa was first proposed in 2010, AngloGold Ashanti has actively engaged with government, industry partners and other experts to ensure that when introduced, the tax is appropriately tailored to the South African business context. Our financial models have been revised to include the potential impact of such a tax, currently scheduled to be introduced from the beginning of 2016. Almost 98% of AngloGold Ashanti's emissions in South Africa are Scope 2 emissions, that is emissions resulting from the purchase of electricity from Eskom, the national power utility, which uses coal in its energy-generation process.

In the interim, the focus remains on reducing energy usage at our energy intensive, deep-level South African operations, from the perspective of both cost and emissions. These operations account for approximately 65% of the group's greenhouse gas emissions and 36% of its energy usage. For more detail on the proposed carbon tax, see the **>SDR**.

The region's strategic environmental focus areas remain integrated water management, closure planning, waste management, knowledge management, legal compliance and the dust mitigation programme for tailings storage facilities.

Stakeholder engagement and communities

The delivery of community development projects is informed by the Social and Labour Plans (SLPs) compiled in accordance with the requirement of the South African Mining Charter and its accompanying scorecard targets. The initial SLPs were for the period 2010 – 2014 and the company's performance against these plans and the targets set was audited during the course of 2014. The Moloto audit, concluded in November 2013, confirmed that by the end of 2014 AngloGold Ashanti would have met all its targets as required. Indeed, by December 2014 we had met all the Mining Charter Targets and exceeded some.

The second set of SLPs, for the period 2015 – 2019, has been submitted to the DMR and is available on our website under the Sustainability tab, (www.anglogoldashanti.com/en/sustainability/MiningCharter/Pages/default.aspx). The community development projects and targets detailed in these plans were compiled and agreed in discussions and negotiations with the communities involved and other significant stakeholders. The initial SLPs included board-approved commitments amounting to $46.4m (R418m) for local economic and enterprise development and community and human resources projects.

In 2014, $6.5m (R71.3m) was spent completing local economic development and on community and human resources projects. The region delivered several such projects in

2014 which were officially launched in Merafong, including a library and a science laboratory for schools in the Matlosana municipality as well another science laboratory for a school in Lusikisiki, one of our labour-sending areas.

In addition to these infrastructure projects, income-generating local-economic development projects began with the implementation of the social and labour plans (SLPs) for the Vaal River and West Wits operations. One of these projects, the Merafong Agricultural Project, employs 20 people and has already planted sugar bins on 2ha of land. This project is a partnership between AngloGold Ashanti, which funded the project, and the Merafong Local Municipality, which donated the land. Other partners are the departments of Agriculture and of Social Services. This is a true demonstration of how public-private partnerships can contribute meaningfully to local economic development and towards poverty reduction by creating and supporting sustainable livelihoods.

During the year work continued in the labour-sending areas in remote villages of the Eastern Cape. Employment was created through the support of a sheep-shearing project in Mthata, a cattle farm in Lusikisiki, and piggeries in Libode and Ngqeleni. These projects are run by co-operatives and the women in these villages who have unlocked value in the agriculture and farming fertile Eastern Cape to generate income and derive disposable income.

Two youth business hubs in Merafong, also funded by AngloGold Ashanti, became operational in the reporting period. The hub located in Matlosana created 35 jobs almost immediately. The hubs were modelled around formalising what are traditionally informal businesses, such as hair salons and car washes, among others, and situating them in one central, high-traffic location.

The Social and Institutional Development Fund, which finances approved projects requested by communities and NGOs which are beyond the scope of the SLPs and our Mining Charter commitments, addresses social challenges relating to the Millennium Development Goals such as helping to eradicate poverty, promote gender equality and sponsor youth development, among others. This fund spent a total of $1.3m in 2014 (2013: $1.4m), bringing the total spent to date to $4.4m, of which $1.5m was spent in labour-sending areas.

Illegal mining is of growing concern, particularly at the operations close by to those where mining has been suspended. See the section in this report entitled Analysis of our external environment for discussion on this.

External communication has also been improved with the *This is Gold* initiative, (www.thisisgold.co.za) which has been undertaken in collaboration with three other South African gold producers. This initiative provides insight into the local gold industry, its history, processes, its contribution to the South African economy and its role globally, as well as the work being done by the industry and the plans in place to improve its future prospects.

OUTLOOK

The emphasis in 2015 will remain on cost containment, including the consolidation of regional and mine services, with benefits expected to be derived from reduced capital expenditure, labour rationalisation and efficiency improvements, among others.

In 2015, attributable production from the South Africa region is expected to be between 1.18Moz and 1.27Moz at a total cash cost of between $797/oz and $849/oz (all-in sustaining cost of between $1,024/oz and $1,075/oz). Capital expenditure of $272m to $299m is estimated.

REGIONAL REVIEWS continued

Continental Africa

AngloGold Ashanti has six producing mines and processing operations – of which the group manages four – in five countries in the Continental Africa region, following much activity in 2014 with the sale of the Navachab mine in Namibia, the transition to limited mining at Obuasi in Ghana and the cessation of mining at Yatela in Mali.

Democratic Republic of the Congo

- **Kibali**, which began commercial production in October 2013 is steadily ramping up production. The mine is adjacent to the town of Doko and 180km from Arua on the Ugandan border. The project is co-owned by AngloGold Ashanti (45%), Randgold Resources Limited (45%) and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company. Randgold Resources manages and operates the mine. It is expected that Kibali will be one of the largest mines of its kind in Africa.

Ghana

- **Iduapriem**, which comprises the Iduapriem and Teberebie properties in a 110km² concession, is located in the Western Region of Ghana, some 70km north of the coastal city of Takoradi and 10km southwest of the Tarkwa mine. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.

- **Obuasi** is located in the Ashanti Region, approximately 60km south of Kumasi. Mining operations have primarily been underground, to a depth of 1,500m. Following a two-year review of operational efficiencies, mining operations were significantly curtailed. A feasibility study investigating options to modernise and improve the life-of-mine plan is underway. The focus of the study is not only on the economic and technical aspects but also security, environmental obligations and community relations.

Guinea

- **Siguiri** is a multiple open-pit oxide gold mine in the relatively remote district of Siguiri, around 850km northeast of the country's capital, Conakry. The area has significant potential for gold mining and has long been an area of traditional artisanal mining. The gold processing plant treats about 30,000t daily. AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining 15% held in trust for the nation by the Government of Guinea.

Mali

- **Morila** is a joint venture between AngloGold Ashanti and Randgold Resources, which manages the mine, and in which each has a 40% interest. The Government of Mali owns the remaining 20%. Morila is situated 180km southeast of Bamako, the country's capital. The operation ceased mining operations in 2009 and currently treats low-grade stockpiles and marginal waste. The plant, which incorporates a conventional carbon-in-leach process with an up-front gravity section to extract the free gold, has an annual throughput capacity of 4.3Mt. In 2014, 18.4Mt of material from the pit and 3.2Mt of stockpile material were processed.

- **Sadiola** is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%). The Government of Mali owns the remaining 18%. The Sadiola mine is situated in south-western Mali, some 77km south-southwest of the regional capital Kayes. Mining takes place in five open-pits. On-site surface infrastructure includes a 4.9Mt per annum carbon-in-leach (CIL) gold plant where the ore is eluted and smelted.

Contribution to group production – 2014



- Continental Africa   36
- Rest of AngloGold Ashanti   64

Contribution to regional production by country – 2014



- Tanzania   30
- Ghana   26
- Guinea   18
- DRC   15
- Mali   9
- Namibia   2

CONTINENTAL AFRICA

Key statistics

	Units	2014	2013	2012
Operational performance				
Tonnes treated/milled	Mt	29.9	26.9	27.8
Pay limit	oz/t	0.039	0.049	0.041
	g/t	1.345	1.669	1.273
Recovered grade	oz/t	0.054	0.054	0.055
	g/t	1.66	1.69	1.70
Gold production (attributable)	000oz	1,597	1,460	1,521
Total cash costs	$/oz	783	869	830
Total production costs	$/oz	977	1,086	1,060
All-in sustaining costs [1]	$/oz	968	1,202	1,235
Capital expenditure	$m	454	839	925
Productivity	oz/TEC	14.36	9.97	10.97
Safety				
Number of fatalities		0	2	5
AIFR	per million hours worked	1.56	1.97	2.26
People				
Average no of employees: Total		16,070	16,625	16,621
– Permanent employees		8,739	10,778	10,014
– Contractors		7,331	5,847	6,607
Employee turnover [2]	%	64	11	5
Training and development expenditure	$m	2	11	NR
Environment				
Total water consumption	ML	17,582	21,031	[3] 19,132
Total water use per tonne treated	kL/t	0.56	0.67	0.60
Total energy usage	PJ	8.95	12.01	12.13
Total energy usage per tonne treated	GJ/t	0.29	0.38	0.38
Total greenhouse gas (GHG) emissions	000t CO_2e	785	969	978
Total GHG emissions per tonne treated	t CO_2e/t	0.03	0.03	0.03
Cyanide used	t	10,549	13,720	14,065
No. of reportable environmental incidents		4	5	5
Total rehabilitation liabilities:	$m	463.2	411.0	427.5
– restoration	$m	291.9	273.3	275.1
– decommissioning	$m	171.3	137.7	152.4
Community and government				
Community expenditure	$m	3.9	13.3	13.3
Payments to government	$m	306	320	552
– Dividends	$m	16	21	[4] 51
– Taxation	$m	79	72	239
– Withholding tax (royalties, etc.)	$m	108	106	149
– Other indirect taxes and duties	$m	27	46	38
– Employee taxes and other contributions	$m	69	64	59
– Property tax	$m	1	5	6
– Other (includes skills development)	$m	6	6	10

[1] *Excludes stockpile write-offs.*
[2] *Includes the retrenchment of the entire workforce at Obuasi.*
[3] *Annual water usage data restated to exclude domestic water consumption.*
[4] *Adjusted for Ghana – additional 2012 dividend.*
NR = not reported

REGIONAL REVIEWS continued

Continental Africa

- **Yatela** is 80% owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40% stake. The balance of 20% is owned by the Government of Mali. Yatela is situated 25km north of Sadiola. Mining excavation activities have been suspended. Processing of the heap leach pads and ore already mined will continue until the end of 2016. Ore extraction in most of the open pits has been completed and the mine has begun closure and rehabilitation procedures.

Tanzania

- **Geita**, one of our flagship mines in the Continental Africa region, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza Region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposit, which is currently mined as a multiple open-pit operation, has underground potential and is currently serviced by a 5.2Mt per annum carbon-in-leach (CIL) processing plant. While Geita generates its own power, the operation of its power generating facility is outsourced and fuel is delivered by road.

OPERATIONAL PERFORMANCE

Production

The ramp up and first full year of production at Kibali more than offset the decline at Yatela and the half-year contribution from Navachab which was sold in June 2014. The region's attributable production increased by 9%.

Kibali produced its first gold in 2013, ahead of schedule, and delivered 527,000oz in 2014, of which 45% was attributable to AngloGold Ashanti. Over the first 12 years of operation – underground and open-pit – Kibali is expected to produce an annual average of 600,000oz. These are high-margin ounces produced at a cost that is lower than the group average.

During 2014, production at Kibali came largely from the open pit, while significant development of underground workings was carried out. Underground mining commenced following the start of blasting of the first stope in the latter of the year. The oxide plant was successfully ramped up in early 2014 with the sulphide plant commissioned in the second half. Kibali's Ore Reserve is currently estimated at around 11Moz (attributable: 4.94Moz), accounting for 26% of the Continental Africa region's Ore Reserve. Given the mine's current life expectancy, operations should be sustained until 2031.

Our largest operations in the region, Geita and Siguiri, recorded strong performances for the year. At Geita, tonnes of hard sulphide ore milled surpassed 5Mt for the first time, a result of better mill running time and fragmentation control. This followed improvements in blast fragmentation, the installation of a secondary crusher and improved carbon management systems in the leach circuit. These improvements offset grade declines at the Star & Comet pit; the failure of the pit wall at Nyankanga Cut 7; and delays at Geita Hill East pit.

During the fourth quarter, an evaluation of the merits of switching from owner to contractor operations at Geita was initiated. A change could reduce costs, which would align with the group strategy of enhancing operational cash flows. Investigations into the feasibility of mining and processing harder ore have begun, with a view to potentially extending the mine's life.

At Siguiri, tonnes treated remained stable with a higher-than-expected improvement in recovered grades contributing to an increase in production. The grades, however, declined in the latter part of the year as higher-grade ore resources were depleted.

In Mali, production decreased overall as the mines continued to wind down, treating lower-grade waste tonnes.

At Obuasi, while output increased marginally year-on-year, underground production was halted in the fourth quarter. Processing of tailings and aboveground stockpiles is continuing. This



KEY PERFORMANCE INDICATORS

Production
(000oz)



10	1,492
11	1,570
12	1,521
13	1,460
14	1,597

Productivity
(oz/TEC)



10	11.24
11	11.41
12	10.97
13	9.97
14	14.36

AIFR
(per million hours worked)



10	5.26
11	3.03
12	2.26
13	1.97
14	1.56

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
10	712	
11	698	
12	830	1,235
13	869	1,202
14	783	968

■ *Total cash costs*

■ *All-in sustaining costs (excluding stockpile write-offs)*

❝ *Kibali produces high-margin ounces at a cost significantly lower than the group average.* **❞**

Capital expenditure

With completion of much of the work to establish operations at Kibali, capital expenditure for Continental Africa dropped to $454m in 2014 from 2013's $839m and a further fall is anticipated in 2015, with the construction of the sulphide plant largely complete. Capital expenditure was reduced almost entirely at Obuasi, which was placed on limited mining.

was in line with the initiative to downscale the operation temporarily while a feasibility study is undertaken to explore options for its long-term sustainability.

Tailings retreatment continued during the year, contributing to an improvement of close to 2% in ounces produced year-on-year, as we continued to fulfil environmental responsibilities. Development of a decline from surface to the existing underground mining blocks continued in 2014. The decline will allow development of the appropriate infrastructure to enable mechanised operations and de-bottleneck the mine, which was constrained by an outmoded, labour-intensive mining method and also ageing and sub-optimal vertical hoisting infrastructure.

By year-end Obuasi had successfully transitioned to limited operations and the entire workforce had been retrenched. A limited number of employees was recruited on a one-year fixed-term contract while the feasibility study is underway. The study is due to be completed in 2015.

Costs

Project 500 gained significant traction in the region, with noteworthy gains made in several areas. In looking to improve process recoveries, an initiative to optimise dissolved oxygen levels improved recoveries across all major operating sites, particularly at Geita, Siguiri and Iduapriem. Mine plans were optimised, with low-margin or loss-making ounces removed, while labour efficiencies were realised across the region. The expatriate contingent was reduced and consultant services curtailed. At Geita, mining efficiencies resulted in greater tonnages moved with no additions to the fleet, helping reduce unit mining costs. Work was done to realise benefit of a more favourable environment for buyers of contract mining services due to excess capacity across the globe. Competitive bidding processes for mining and related contracts were held at Siguiri, Geita, Sadiola and Iduapriem, with all resulting in new contractors or more favourable contracts agreed. Considerable effort was also directed at reducing working capital through the optimisation of consumable stores across the regional portfolio, and engagement with governments in Tanzania and Guinea to reduce indirect tax lock-ups.

The region as a whole also continued to realise the benefit of more consistent operating performance with tight management of all costs and capital. The region benefited from the inclusion of the first full-year's production from the Kibali mine, which contributed production at lower-than-average cash cost. The sharply lower fuel price in the fourth quarter also aided cost control efforts, particularly for open pits mines which operate large truck and shovel fleets and generate all or part of their own power from diesel or heavy fuel oil, like the major mines in the region Geita, Kibali and Siguiri. As with the rest of the group, the focus on strict capital allocation and a more concentrated exploration programme was also a strong feature in Continental Africa. The net result of these initiatives was a 19% reduction in all-in-sustaining costs to $968/oz, the lowest in the group.

Growth and improvement

Our emphasis has been on improving operational and cost efficiencies in response to gold's decline. Kibali's cost-efficient production ramp up has already contributed substantially to overall production and a containment of overall costs per ounce. The production ramp up at Kibali will further contribute additional ounces at a cost that is lower than the group average. The focus for 2015 will be completion of the paste plant and the second hydro-power station – Ambarau. The sinking of the vertical shaft remained ahead of schedule with a shaft depth of 720m at the end of the year with only 40m remaining.

In Guinea, despite indications of promising new developments, greenfields exploration teams had to be withdrawn during the latter part of the year as a precaution against the outbreak of the Ebola virus disease.

REGIONAL REVIEWS continued

Continental Africa

SUSTAINABILITY PERFORMANCE

People

The average number of people in the workforce in the region declined, largely a result of the retrenchment undertaken at Obuasi, to an average of 16,070 in 2014 from 16,625 in 2013. Regional productivity improved significantly to 14.36oz/TEC. Most retrenchments were undertaken toward the end of the year.

Overall, the labour relations climate remained relatively positive and stable. At Obuasi, labour relations were peaceful and the relationship with the Ghana Mineworkers Union (GMWU) was constructive throughout the retrenchment process and the transition period, during which production was downscaled. Refer to page 40 for additional information.

Separate wage negotiations were conducted at Iduapriem where the existence of four different unions representing different categories of employees presents a dynamic and challenging labour relations environment. Although negotiations covering the 2014 period were protracted and took several months to finalise, a mutually beneficial settlement agreement was reached without loss of production.

At Siguiri, the annual 2014 wage negotiations were concluded amicably as they were at Yatela and Sadiola. As part of the Yatela mine closure, a life skills training programme for employees facing retrenchment was completed in November 2014. Maiden annual wage negotiations were successfully concluded with the Tanzanian Mines Energy Construction and Allied Workers Union (TAMICO) which entered into a full recognition agreement following the union's achievement of the majority status required for the purposes of collective bargaining. A joint capacity building workshop for both management and union representatives was successfully conducted.

Health

Occupational health remains a top priority for Continental Africa, as with all our operations. The main focus of the regional occupational health strategy is to combat noise-induced hearing loss (NIHL), to reduce the incidence of silicosis at underground operations in Ghana and fight malaria. In 2014, a total of 152 cases of NIHL were reported in all (the high number due to exit medical examinations of employees following their retrenchment) and nine cases of silicosis in Ghana.

The introduction of improved reporting systems in the Africa region highlighted the incidence of NIHL. These will be addressed by the introduction of engineering and administrative controls, including the use of personalised hearing protection which offers greater protection and a greater level of comfort.

One of the most significant community health risks in the region is malaria, which occurs particularly in Ghana, Guinea, Mali, and Tanzania. The malaria intervention programmes in and around our operations in these countries continued as did its roll-out in 25 districts in Ghana under the auspices of the Global Fund project.

With the outbreak of the Ebola virus disease in West Africa, this became a serious health risk in Guinea in particular and to a lesser extent in Mali. Measures were put in place to ensure the company was prepared for any potential impact. By year-end, there had been no such impact on our operations, although exploration activities in Guinea were suspended as a precautionary measure.

Mineral Resource and Ore Reserve

On 31 December 2014, the region's total attributable Mineral Resource (inclusive of the Ore Reserve) was 64.29Moz (2013: 69.06Moz) and the attributable Ore Reserve, 18.93Moz (2013: 24.41Moz). This is equivalent to some 28% and 33% of the group's Mineral Resource and Ore Reserve respectively.

Safety

Overall safety performance in the Continental Africa region continued to improve. There were no fatalities during the year and the all injury frequency rate improved to 1.56 per million hours worked (2013: 1.97).

Environment

Mining activities at the Yatela mine in Mali halted on 30 September 2013 and rehabilitation is planned for completion in early 2019, with final relinquishment of mining rights expected to be in 2020. Read more detail about closure preparations at Yatela in the **>SDR**.

In addition to the operational challenges faced at Obuasi, AngloGold Ashanti faces a range of socio-economic and environmental challenges at both of its operations in Ghana. Most environmental issues in this region relate to the management of water, waste and tailings, rehabilitation and pollution. Hand-in-hand with the downscaling of operations at Obuasi, a major undertaking during the year was continued work to resolve the environmental legacy issues at the mine. A 15-month environmental management plan (EMP) covering the period from October 2014 to December 2015 was submitted to the Environmental Protection Agency (EPA) in July, and a formal response is awaited. A full EMP (2016 to 2019) will be developed as part of the feasibility study for submission to the EPA in 2015. For further detail, see the **>SDR**.

Stakeholder engagement and communities

Current work regarding artisanal and small-scale mining (ASM) is focused on developing more comprehensive baseline information on the nature and scale of ASM activity surrounding our operations. A database of relevant information on ASM activity is being compiled to support our engagement with government. Based on this information, a multi-stakeholder partnership was established that includes other large-scale miners, regulators and ASM associations. Funding by the World Bank led to the formation of a management advisory group focusing on a pilot best practice operation in the village of Lwamgasa, near Geita in Tanzania. This project, which is supported by AngloGold Ashanti, aims to formalise ASM by facilitating the construction of a small-scale mine and providing training on safer, more efficient and environmentally friendly mining and processing methods.

Resettlement processes were concluded successfully at Geita and at Iduapriem. At Geita, 18 households which had been living in temporary shelter were relocated to new housing in Tarzan Valley and at Iduapriem, a 70-household community was resettled close by at Mankessim, an area which is closer to amenities.

A limited relocation action plan (RAP) was completed for the Mofu satellite pit near Kibali. The Gorumbwa RAP is expected to begin during 2015 with completion planned for 2016.

Human rights

An ambassador for human rights has been nominated at each site in the region to advance human rights programmes and monitor compliance. Human rights audits are included in combined assurance processes to identify potential human rights risks. Where security incidents occur, they are dealt with in terms of the Voluntary Principles on Security and Human Rights (VPSHR). These principles, together with our human rights policy, drive our approach to human rights. During 2014, two VPSHR incidents occurred in the region.

At Geita mine the use of technology in conjunction with the deployment of skilled rapid reaction teams, has been used to good effect to overcome the challenge of securing company property. The mine, which covers an area of approximately 196.5km^2, has been broken down into geographical sectors using high-tech thermal surveillance cameras to detect potentially illegal activity. The use of technology removes security personnel from situations of potential conflict and ensures that response teams are furnished with the equipment and required information to respond to situations if they occur.

OUTLOOK

In 2015, attributable production from Continental Africa is expected to be between 1.25Moz and 1.35Moz at a total cash cost of between $788/oz and $839/oz (all-in sustaining cost of $963/oz – $1,011/oz).

Capital expenditure of around $313m to $345m is planned.

As in the previous year, cost containment and enhanced productivity will remain priorities.

REGIONAL REVIEWS continued

Australasia

AngloGold Ashanti's operations in the Australasia region include Tropicana, one of our two newest mines. Tropicana completed its first full year of production in 2014.

The two AngloGold Ashanti operations in the region are:

- **Sunrise Dam**, which is wholly-owned, is located 220km northeast of Kalgoorlie and 55km south of Laverton in Western Australia. Mining of the Crown Pillar at the base of the 490m deep pit was completed in early 2014. By year-end, underground mining, which is conducted by a contract mining company, was the primary source of ore. Ore is treated via conventional gravity and carbon-in-leach (CIL) processing plant which is owner-managed.

- **Tropicana**, a joint venture between AngloGold Ashanti (70% and manager) and Independence Group NL (30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. First gold was poured ahead of schedule and on budget in September 2013, following development approval in November 2010. The open pit operation features a large scale, modern processing plant which uses conventional carbon-in-leach technology and includes high-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant is owner-managed.

OPERATIONAL PERFORMANCE

Production

With the ramp up in production at Tropicana during the course of 2014, the mine's first full year of operation, and considerably increased levels of output at Sunrise Dam, total production for the Australasia region was 81% higher.

At Sunrise Dam, the underground mine transitioned to become the primary source of mill feed in 2014, delivering 2.43Mt of ore to the mill for the year. Stockpiled intermediate grade ore (average 1.45g/t) was blended with the underground ore to meet the processing plant capacity, which saw throughput reach 3.8Mt in 2014, a 10% improvement on 2013 despite the higher proportion of harder underground ore treated. Plant performance improved due to the focus on engineering reliability, which significantly reduced plant down time.

An intensive two-year project on planning systems and operational efficiencies resulted in substantial productivity improvements in the underground mine, culminating in a record 675,503t of underground ore being mined in the December quarter – equivalent to an annualised rate of 2.7Mt. This mining rate is expected to be maintained in 2015. The multi-pronged productivity improvement strategy included an innovative approach to grade control based on reverse circulation (RC) drilling that emulated the highly successful grade control process in the open pit. The change to RC drilling combined with productivity improvements gained in the underground mine drove mining costs down by more than 50% over the two-year period.

Tropicana, which was officially opened in March 2014 by the Western Australian Minister for Mines, the Hon. Bill Marmion, completed its first full year of operation. In total, the mine produced 511,000oz of which AngloGold Ashanti's share was 358,000oz. Open pit mining focused on the Havana and Tropicana pits in 2014. During the year additional mining fleet was brought to the site to counteract a decrease in mining rates caused by poor equipment availability and lower-than-planned productivity. Mining productivity improved in the fourth quarter and it is anticipated that productivity rates will be back on target in the first quarter of 2015. Despite these challenges, feed to the processing plant was on budget, enabling treatment of 5.7Mt for the year at a head grade of 3.06g/t and metallurgical recovery of 90%. Mine-to-mill reconciliation, in terms of both tonnes and grade, aligned extremely well, providing confidence in production forecasts going forward.

Contribution to group production – 2014



● Australasia	14
● Rest of AngloGold Ashanti	86

Contribution to regional production by mine – 2014



● Sunrise Dam	42
● Tropicana	58

COSTS

Total cash costs for the region declined by 23% and all-in sustaining costs by 28%. Costs for the Australasian region were positively affected by the ramp-up to full production at Tropicana, and productivity improvements at Sunrise Dam. However, at Tropicana these unit cost reductions were impacted by higher mining costs resulting from fleet productivity issues and increased plant maintenance costs. These cost increases however, were offset by savings in other areas resulting in the operation delivering on the cost performance anticipated in the feasibility study, consistent with market guidance.

AUSTRALASIA

Key statistics

	Units	2014	2013	2012
Operational performance				
Tonnes treated/milled	Mt	7.8	4.3	3.4
Pay limit	oz/t	0.07	0.09	0.08
	g/t	2.29	2.82	2.42
Recovered grade	oz/t	0.072	0.072	0.070
	g/t	2.45	2.45	2.39
Gold production (attributable)	000oz	620	342	258
Total cash costs	$/oz	804	1,047	1,211
Total production costs	$/oz	1,070	1,333	1,358
All-in sustaining costs [1]	$/oz	986	1,376	1,680
Capital expenditure	$m	91	285	369
Productivity	oz/TEC	62.00	49.64	43.46
Safety				
Number of fatalities		0	0	0
AIFR	per million hours worked	10.73	[2] 7.91	6.33
People				
Average no of employees: Total		832	925	494
– Permanent employees		194	281	110
– Contractors		638	644	384
Employee turnover	%	15	22	14
Training and development expenditure	$m	1	2	1
Environment				
Total water consumption	ML	8,011	4,828	3,104
Total water use per tonne treated	kL/t	0.84	1.03	0.92
Total energy usage	PJ	5.52	2.81	2.08
Total energy usage per tonne treated	GJ/t	0.58	0.60	0.62
Total greenhouse gas (GHG) emissions	000t CO_2e	359	174	125
Total GHG emissions per tonne treated	t CO_2e/t	0.04	0.04	0.04
Cyanide used	t	4,398	1,658	1,331
No. of reportable environmental incidents		0	2	1
Total rehabilitation liabilities:	$m	65.5	53.1	61.5
– restoration	$m	32.0	21.9	26.8
– decommissioning	$m	33.5	31.2	34.7
Community and government				
Community expenditure	$m	0.2	0.5	0.5
Payments to government	$m	67	49	88
– Dividends	$m	–	–	–
– Taxation	$m	8	7	47
– Withholding tax (royalties, etc.)	$m	19	16	11
– Other indirect taxes and duties	$m	–	–	–
– Employee taxes and other contributions	$m	40	26	30
– Property tax	$m	–	–	–
– Other	$m	–	–	–

[1] *Excludes stockpile write-offs.*
[2] *Restated owing to injury reclassification and/or progression of injury severity.*

REGIONAL REVIEWS continued

Australasia



Growth and improvement

At Tropicana, additional maintenance and engineering work was carried out in the processing plant during the year to close out construction work following commissioning and to optimise sections of the plant with a view to lifting throughput beyond nameplate capacity in 2015. At year-end regulatory approvals were received to complete an expansion of the process water supply borefield that provides water to the operation. By the end of the first quarter in 2015, an additional 27 bores will have been installed and commissioned to take the number of bores servicing the plant to 51 and capacity from approximately 750t of water per hour (tph) to more than 1,000tph.

Analysis of data from a 3D seismic survey which was conducted across the Tropicana ore bodies is expected to be completed in the first half of 2015. This analysis will enable more accurate and more cost effective targeting of deep drill holes to test for extensions of mineralisation beneath the current open pit. This drilling data will augment work already carried out on the Havana Deeps study to determine if the down plunge extensions to the ore bodies continue to the north below Tropicana and Boston Shaker. Ultimately, this information will determine whether these ore bodies could be mined via a large open pit or by underground methods.

In July 2014, AngloGold Ashanti signed agreements with a natural gas infrastructure company for the transportation of natural gas to Sunrise Dam and Tropicana. It is expected that this will provide continuity of fuel supply, reduce exposure to diesel price volatility and significantly reduce the number of trucks on the site access roads. This will yield important safety benefits and will help in reducing road maintenance costs. Construction is scheduled to start in the first quarter of 2015 with first gas due to be available at Tropicana in January 2016. The power stations at both mines will be modified to run on 100% natural gas. Backup diesel capability will be retained for emergencies. Gas power generation is expected to reduce cash operating costs.

Mineral Resource and Ore Reserve

At 31 December 2014, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Australasia region was 9.58Moz (2013: 8.63Moz) and the attributable Ore Reserve, 3.53Moz (2013: 3.81Moz). This is equivalent to around 4% and 6% of the group's attributable Mineral Resource and Ore Reserve respectively.

SUSTAINABILITY PERFORMANCE

People

The workforce in the Australasia region averaged 832 – 194 full-time employees and 638 contractors. Productivity remained high, with the Australasia region reporting 62.00oz/TEC in 2014 (2013: 49.64oz/TEC), again the highest in the group.

Safety

No fatalities were reported in the region and the 2014 AIFR was 10.73 per million hours worked (2013: 7.91 – restated). The deterioration in safety performance was due to the reduced number of hours worked as construction at Tropicana was completed. Sunrise Dam has retained its independently verified OHSAS 18001 rating with Tropicana scheduled for its first OHSAS 81001 certification audit in 2015.

Diesel particulate exposure has recently been identified as a potential health risk in Australia. Efforts to mitigate this potential impact are at an early stage.

Environment

Environmental management in the Australasian region has seen more prescriptive regulations and an increasing requirement to provide greater transparency, more inclusive consultation and more detailed public reporting on performance. Both Tropicana and Sunrise Dam continued

KEY PERFORMANCE INDICATORS

Production
(000oz)



10 396
11 246
12 258
13 342
14 620

Productivity
(oz/TEC)



10 66.77
11 40.29
12 43.46
13 49.64
14 62.00

AIFR
(per million hours worked)



10 13.10
11 18.11
12 6.33
13 7.91*
14 10.73

* *Restated owing to injury reclassifications*

Total cash costs and all-in sustaining costs
(S/oz)



10 982
11 1,431
12 1,211
1,680
13 1,047
1,376
14 804
986
Total cash costs
All-in sustaining costs
(excluding stockpile write-offs)

Capital expenditure

Capital expenditure for Australasia reduced significantly to $91m in 2014 (2013: $285m) with the completion of much of the construction at Tropicana as well as completion of the transition at Sunrise Dam from open-pit to underground mining. Capital expenditure at Tropicana fell to $59m from $241m in 2013 while at Sunrise Dam expenditure was $31m against $39m the previous year.

OUTLOOK

Production at both operations is expected to be marginally lower in 2015, with Tropicana maintaining steady production from the ramp up stage.

Further productivity and production improvements at Sunrise Dam are expected to result in lower overall costs for the region as a whole. Attributable gold production in 2015 is targeted at between 0.56Moz and 0.61Moz ounces at a total cash cost of between $794/oz and $845/oz (all-in sustaining costs of between $953/oz and $1,001/oz). Capital expenditure is budgeted at between $71m and $78m.

to perform well in terms of the management of environmental incidents as they focus on their three-year safety and environmental management plans, which include key performance indicators on reportable incidents.

Water management is a focus area, mainly due to the arid environment in the Western Australian goldfields where the only available ground water is highly saline. Short-term water supply constraints at Tropicana are being addressed with the expansion of borehole infrastructure to increase the capacity of the water abstraction and delivery system, as discussed above under growth and improvement. Potable water used in the accommodation villages at both Sunrise Dam and Tropicana is desalinated using a reverse osmosis process and waste water from the Tropicana village is in turn used in the processing plant where low salinity water is required, such as in the gold elution circuit.

Biodiversity is another feature of the safety and environmental management plan and this was an integral part of the development of Tropicana. As part of the operation's biodiversity offsets strategy in its approved environmental management plan, the Great Victoria Desert Biodiversity Trust was established. A condition of the Federal Environmental Protection and Biodiversity Conversation Act approval for the mine, the trust reflects the Tropicana Joint Venture partners' recognition of the need to base environmental management decisions on robust science. The trust, in a model unique to the Western Australian mining and environmental landscape, will fund research on the remote Great Victoria Desert, where the mine is located. An independent trustee is accountable for the trust's financial management and the trust is being administered by a management panel comprising an independent chairman, and representatives of Western Australia's Department of Parks and Wildlife and the company. Technical advisory panels will guide scientific decisions and provide third party reviews and input into the research and on-ground conservation work. The trust's aim is to promote knowledge and understanding of the Great Victoria Desert region and its biodiversity so as to benefit conservation and scientific knowledge.

The Australian government withdrew its proposed carbon tax legislation during the course of the year.

Stakeholder engagement and communities

In Australia, a 'Think Local, Buy Local, Employ Local' strategy has been adopted at both the Australian operations to promote the growth of local supply networks. In terms of the 'Buy Local' programme, where capability exists and where there is a competitive value proposition, goods and services are procured from local vendors in preference to those from outside the region. Procurement spend in the Goldfields-Esperance region, in which AngloGold Ashanti's operations are located, is currently 18% of total spend, with procurement from businesses in the rest of the state of Western Australia making up a further 78% of the total.

AngloGold Ashanti has also played a leading role in developing indigenous-owned businesses. An indigenous business development programme offers structured business coaching and mentoring and five indigenous-owned businesses are currently supplying goods and services to operations in Australia. For more information, see the >SDR.

Youth development programmes which aim to create opportunities for young indigenous people are also a priority, especially given the remote and isolated location of our operations in Australia, which is characterised by limited community resources, poor education and health, minimal opportunities for work and high unemployment. Work readiness programmes seek to support the transition of indigenous, female and disadvantaged youth to the workplace through training and work experience which can lead to employment in the mining industry.

AngloGold Ashanti has four mining operations – both open pit and deep level mining – in the Americas region. In addition, there is an active greenfields exploration programme underway in Colombia.

Argentina

- **Cerro Vanguardia**, in which AngloGold Ashanti has a 92.5% stake, is the company's sole operation in Argentina. Fomicruz, a state company operating in the province of Santa Cruz, owns the remaining 7.5%. Located to the northwest of Puerto San Julián in the province of Santa Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines. The metallurgical plant has a daily capacity of 3,000t and includes a cyanide recovery facility.

Brazil

- **AngloGold Ashanti Córrego do Sítio Mineração** (AGA Mineração), which is wholly owned, comprises two operational complexes located in the state of Minas Gerais, close to the city of Belo Horizonte:

  - The **Cuiabá** complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plant complexes. Cuiabá has been in operation for 29 years while Lamego is a more recently developed underground mine. Ore from the Cuiabá and Lamego mines is processed at the Cuiabá gold plant. The concentrate produced is transported 15km by aerial ropeway to the Queiroz plant for processing and refining. Total annual capacity of the complete Cuiabá circuit is 1.7Mt. The Queiroz hydrometallurgical plant also produces around 200,000t of sulphuric acid as a by-product, which is sold commercially on local Brazilian markets. The Cuiabá complex is changing its mining method from cut-and-fill to sub-level stoping so as to increase the contribution of narrow-vein ore bodies to production (from 15% to 40%) and to improve rock engineering controls.

  - The **Córrego do Sítio** complex comprises one surface (oxide) and two underground (sulphide) mines, as well as a heap leach pad and sulphide plant.

- **Serra Grande**, which is wholly owned by AngloGold Ashanti, is located in central Brazil in the state of Goiás, about 5km from the city of Crixás. It comprises three mechanised underground mines: Mina III (the ore body IV), Mina Nova (the Pequizão ore body) and Palmeiras – and an open pit in the outcrop of the Mina III ore body. One dedicated metallurgical plant treats all ore mined. Annual plant capacity is 1.3Mt. The mine has enhanced the group's production, Ore Reserve and Mineral Resource profiles through the 100% ownership, making a positive contribution toward AngloGold Ashanti's near-term gold production profile in Brazil.

United States

- AngloGold Ashanti holds a 100% interest in the **Cripple Creek & Victor** (CC&V) Gold Mining Company's Cresson mine, located in the state of Colorado. A surface mining operation provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. Higher-grade ore with more sulphidic properties will be processed in a carbon-in-pulp (CIP) mill to achieve better recoveries. A two-phase mine-life-extension (MLE) project is well underway and is expected to increase production significantly from 2015.

Colombia

- Two advanced major exploration projects, **La Colosa** and **Gramalote**, are currently underway in Colombia. Extensive exploration activities are also being conducted in the region, across a reduced mineral tenement portfolio, by either AngloGold Ashanti teams or together with joint venture partners. A significant portion of the year was devoted to a third noteworthy Quebradona project area, releasing the maiden resource for **Nuevo Chaquiro deposit**. Refer to the section entitled Planning for the future on page 111 for further details.

Contribution to group production – 2014



● Americas	22
● Rest of AngloGold Ashanti	78

Contribution to regional production by country – 2014



● Argentina	25
● Brazil	54
● United States	21

AMERICAS

Key statistics

	Units	2014	2013	2012
Operational performance				
Tonnes treated/milled	Mt	26.1	26.7	25.7
Pay limit	oz/t	0.034	0.026	0.024
	g/t	1.156	0.897	0.822
Recovered grade	oz/t	0.035	0.036	0.034
	g/t	1.13	1.20	1.16
Gold production (attributable)	000oz	996	1,001	953
Silver (attributable)	Moz	3.1	3.3	2.4
Total cash costs	$/oz	709	671	669
Total production costs	$/oz	942	886	907
All-in sustaining costs [1]	$/oz	1,010	970	1,006
Capital expenditure (100% basis)	$m	394	410	409
– Attributable (including Colombia)	$m	390	405	395
– Attributable (excluding Colombia)	$m	388	391	387
Productivity	oz/TEC	16.35	16.63	17.47
Safety				
Number of fatalities		2	0	1
AIFR	per million hours worked	3.81	[2] 4.74	[2] 5.20
People				
Average no of employees: Total [3]		8,588	8,374	7,896
– Permanent employees		5,944	5,979	5,509
– Contractors		2,644	2,395	2,387
Employee turnover	%	13	14	11
Training and development expenditure (excluding Colombia)	$m	2	3	6
Environment (excludes Colombia)				
Total water consumption	ML	12,170	11,732	7,456
Total water use per tonne treated	kL/t	0.45	0.44	0.29
Energy usage	PJ	6.05	6.06	5.88
Total energy usage per tonne treated	GJ/t	0.23	0.23	0.23
Total greenhouse gas (GHG) emissions	000t CO_2e	449	399	389
Total GHG emissions per tonne treated	t CO_2e/t	0.017	0.013	0.015
Cyanide [2] used	t	6,428	6,203	5,807
No. of reportable environmental incidents		0	0	0
Total rehabilitation liabilities (includes Colombia):	$m	272.8	236.6	249.5
– restoration	$m	221.9	194.3	211.9
– decommissioning	$m	50.9	42.3	37.6
Community and government (includes Colombia)				
Community expenditure	$m	3.7	5.7	5.1
Payments to government	$m	261	314	356
– Dividends	$m	–	8	10
– Taxation	$m	69	103	146
– Withholding tax (royalties, etc.)	$m	38	47	44
– Other indirect taxes and duties	$m	8	8	10
– Employee taxes and other contributions	$m	97	100	94
– Property tax	$m	2	3	3
– Other	$m	47	45	49

[1] Excludes stockpile write-offs.

[2] Restated owing to injury reclassification and/or progression of injury severity.

[3] 100% basis and excluding Colombia and Denver regional office.

Americas

OPERATIONAL PERFORMANCE

Production

The year was a challenging one overall for the Americas operations and overall production from the region declined marginally. Higher production from AGA Mineração and Cerro Vanguardia failed to offset declines at CC&V and Serra Grande. Production was somewhat hampered by lower grades for some mines as well as negative stockpile movements. Cerro Vanguardia's production for 2014 was the highest in 11 years, due mainly to improved heap-leach production.

AGA Mineração continued to deliver a strong performance with increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes. Development here exceeded expectations and production began from the new ore body at Córrego do Sítio (Sulphide II) and full production rates were achieved at the underground Mine I.

At CC&V, production was negatively affected by several factors including increased amounts of clay in the ore that resulted in reduced volumes and lower-grade ore being supplied to the crusher. Certification delays for an exposed liner necessitated modifications to the heap-leach stacking plan, leading to deferred production in the early part of 2014.

The Americas region's contribution to group attributable production declined to 22% due to growth in Australia and Continental Africa. In addition, the region produced 3.5Moz (attributable) of silver as a by-product.

Costs

Despite the intense focus on limiting cost increases over the past year, regional costs increased by around 5%, due largely to inflationary pressures in the South American countries. The higher levels of production at AGA Mineração and Cerro Vanguardia unfortunately failed to offset increased costs at Serra Grande and CC&V. Although overall costs increased at Cerro Vanguardia due to deferred stripping adjustments, the negative impact of stockpile movement and inflationary pressures and wage increases, these were partially countered by the increased production and weaker exchange rates. The depreciation of both the Brazilian real and Argentinian peso helped to limit cost increases in those countries, as did various cost management initiatives. Operating challenges resulted in regional all-in sustaining costs increasing by 4%.

Taxation and royalty payments were lower at all operations, in line with subdued gold and silver prices.

In line with the group cost optimisation drive, the focus of savings initiatives in the Americas region was on labour, contractors, energy, consumables, and working and stay-in-business capital. Various initiatives aimed at efficiency and production improvements (underground mine-design optimisation, tyre-life extension, and the optimisation and stabilisation of CIL and regeneration circuits), continued.

Cost-savings initiatives at CC&V focused on improving efficiencies derived from consumables and tyres, and better fleet time management. This enhanced crusher throughput and resulted in savings of $4m.

In Brazil, potential savings identified in 2013 were addressed by initiatives implemented in 2014. These cost and cash management programmes involved productivity improvements, process optimisation, and reductions in power costs, materials pricing and administrative expenses.



KEY PERFORMANCE INDICATORS

Production
(000oz)



10	842
11	891
12	953
13	1,001
14	996

Productivity
(oz/TEC)



10	22.44
11	20.70
12	17.47
13	16.63
14	16.35

AIFR
(per million hours worked)



10	5.66
11	6.33
12	5.20*
13	4.74*
14	3.81

*   *Restated owing to injury reclassifications*

Total cash costs and all-in sustaining costs
($/oz)



10	432	
11	569	
12	669	1,006
13	671	970
14	709	1,010

■ *Total cash costs*
▨ *All-in sustaining costs (excluding stockpile write-offs)*

Growth and improvement

Various growth programmes are underway at all operations in the region, the most significant of which is CC&V's expansion project. The first part of the two-phase MLE project began production in 2011 and is expected to continue until 2016. MLE2 will expand the operation to include a second valley heap-leach facility (VLF), a CIP mill to process sulphide material and an associated gold recovery plant. This MLE project is expected to significantly increase production for CC&V while reducing operating costs. The mill began commissioning at the end of 2014 and production is scheduled to begin in the first half of 2015. The second VLF is due to start production in the second half of 2016.

At Cerro Vanguardia, an underground mining expansion project is being undertaken to improve efficiencies and productivity through underground mine design optimisation and optimisation and stabilisation of the CIP and regeneration circuits.

At the Brazilian operations, the focus was principally on optimisation initiatives to improve operational efficiencies. At AGA Mineração's Córrego do Sítio complex, full production rates were improved at both the sulphide and oxide mines. The brownfields drilling programme at Córrego do Sítio continued and identified satellite ore bodies close to existing infrastructure. These exploration successes will potentially improve production both in the short term and over the life of mine.

Colombia remains a key area of focus for the exploration programme and continues to yield promising results. A particular success was the release of the maiden Inferred Mineral Resource estimate for Nuevo Chaquiro, which is part of the Quebradona greenfields exploration programme. Studies and engagement with the local communities continue.

Mineral Resource and Ore Reserve

As at 31 December 2014, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Americas region was 72.48Moz (2013: 61.06Moz) and the attributable Ore Reserve, 7.56Moz (2013: 8.82Moz). This is equivalent to around 31% and 13% of the group's attributable Mineral Resource and Ore Reserve respectively.

SUSTAINABILITY PERFORMANCE

People

On average, the workforce in the Americas region totalled 8,588 people for the year – 5,944 full-time employees and 2,644 contractors – as compared to 8,374 in 2013. Productivity for the region was 16.35oz/TEC as compared to 16.63oz/TEC in 2013.

Although the decline in commodity prices and the slowdown in the Brazilian economy will potentially affect the unemployment rate and possibly reduce the competition for employment in Brazil, it is not certain that this will eliminate the skills shortfall.

Safety

Two fatalities were reported in the Americas region (2013: 0). Two contractor employees lost their lives in an incident at AGA Mineração's Cuiabá mine during the renovation of the ventilation shaft when the braking mechanism for a rope holding a suspended platform in place failed. The AIFR for the region was 3.81 per million hours worked in 2014 (2013: 4.74 – restated).

Capital expenditure

In line with the continuing group-wide cost and strategic review, capital expenditure of $394m in the Americas region for 2014 was 4% less than the previous year. Of this, $145m was spent on the MLE project at CC&V. Additional expenditure was on ore development and general stay-in-business activities at all operations.

In Brazil, where there was renewed emphasis on safety, the *Consequences policy* was launched, which is based on ten key rules that are to be followed by all employees and contractors. This policy standardises and makes more transparent the recognition of positive safety behaviour and safe mining practice. This is intended to develop and build on AngloGold Ashanti's preventative safety, health and environment policies.

Health

CC&V's health programme continues to be successful through ongoing noise testing and monitoring as well as continued dust sampling and training. To ensure a drug- and alcohol-free workplace, random drug testing continued throughout the year as did third-party post-accident and reasonable suspicion testing. At Cerro Vanguardia, trainings sessions and employee medical examinations continued.

In Brazil, along with occupational screening tests, the company continued with the quality of life programmes, such as *Mais Viver* (Live More). This programme encourages employees to eat more healthily (with professional nutritional guidance) and to participate in sport (walking and running groups have been formed). Preventive campaigns focused on breast and prostate cancer, and HIV/Aids.

While it is a potential risk at underground operations, silicosis has been eradicated at our Brazilian operations, a result of mechanisation, improved ventilation, dust suppression, personal preventative measures and statutory limitations on the length of service of underground employees.

Environment

No significant environmental incidents were reported during the year. All the Americas operations remain ISO 14001-compliant and have been certified in terms of the international cyanide management code.

In 2014, the Brazilian operations obtained all relevant licencing for the Cuiába dam-raising and for the consolidation of the Córrego do Sítio complex. The underground water recirculation project implemented at the Cuiába mine was among the top five finalists among 99 projects competing for the national prize for Best Practices in Water Management, organised by the federal government's National Water Agency (ANA).

Colombia is one of the most bio-diverse countries in the world and there is thus a high level of environmental awareness and of the need to limit the adverse impact on the environment. AngloGold Ashanti, recognising this from the start of mineral exploration activities in 2006, has made every effort to minimise the impact of its activities and to implement any mitigation plans if necessary. During 2014, there were no reportable environmental incidents (high, major or extreme) at La Colosa, Gramalote or other explorations areas. Greenfields exploration drilling was conducted in a manner designed to limit surface disturbance, re-circulate drill water and restore drilling locations to their pre-existing condition.

Stakeholder engagement and communities

AngloGold Ashanti Colombia first "coined" the phrase "social political enablement" in 2013 as a reference point to the necessity of obtaining the critical social acceptance and social licence to operate its business. Social political enablement spans a broad spectrum of activity and, in 2014, this activity centred on working closely in those communities that are directly and indirectly affected by AngloGold Ashanti's exploration work. Primary delivery consisted of projects and programmes of social infrastructure, education, support and institutional strengthening. All of this work was developed in alignment with the communities engaged, with the support of various levels of government, and it has allowed for the creation of ownership and sustainability among communities.

CC&V continues to implement its engagement strategy which is primarily focused on creating and maintaining open communication with communities and stakeholders regarding mining operations with an emphasis on MLE2.

In Argentina, successful local socio-economic development was undertaken around the Cerro Vanguardia mine where we have engaged closely with the community of San Julián since the start of operations more than 20 years ago. This strategy is based on permanent and continuous dialogue with all local institutions and organisations as well as the local and provincial authorities. A development agency was established in 2004, a collaboration between the mine, the local and provincial authorities, the local university, the rural association and the Chamber of Commerce, which has been financed by the mine since its inception. An important achievement in 2014 was to successfully bring into operation a fish processing plant, a project that has created new jobs and opened up the possibility of a very important viable economic activity that does not depend on mining.

In Brazil, the community strategy is based on projects that promote jobs, generate income, and improve the quality of health and education in the communities that surround our operations. The most significant challenge is to structure socio-economic projects so that the community or government, as appropriate, takes ownership of the public infrastructure and services supplied through community investment. A portfolio of projects is developed to achieve the wide range of community targets, which include among others, the Supplier Development Programme; Entrepreneur Award Friend of Sports for the development of and participation in sporting activities; a volunteer programme that was established in 2004 and which has benefited about 24,000 people, 51 social institutions and involved the participation of 1,723 volunteers over the past 10 years.

In the Americas, our engagements with the ASM in the Gramalote concession have included establishing alternative means of livelihoods and creating employment through a co-existence initiative. As in the Continental Africa region, the aim will be to formalise ASM activities and promote the use of improved technology for the artisanal extraction of gold, allowing for higher yields and lower impacts on the environment, as well as the integral development of the value chain.

OUTLOOK

In 2015, attributable production from the Americas is expected to be between 1.01Moz and 1.08Moz at a total cash cost of between $703/oz and $748/oz (all-in sustaining cost of $957/oz – $1,005/oz). Capital expenditure of between $340m and $374m is expected and will be spent mostly on the expansion project at CC&V, ore reserve development and asset integrity. As in 2014, cost containment and enhanced productivity remain priorities.

MINERAL RESOURCE AND ORE RESERVE OVERVIEW

The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the JORC Code, changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.

AngloGold Ashanti strives to actively create value by growing its major asset, the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of its asset portfolio.

GOLD PRICE

The following local prices of gold were used as a basis for estimation in the December 2014 declaration:

Local prices of gold

		South Africa	Australia	Brazil	Argentina
	$/oz	ZAR/kg	AUD/oz	BRL/oz	ARS/oz
2014 Ore Reserve	1,100	398,452	1,261	2,801	8,979
2014 Mineral Resource	1,600	429,803	1,566	3,184	12,319

The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price forecasts which are prepared in-house.

MINERAL RESOURCE

The total Mineral Resource decreased from 233.0Moz in December 2013 to 232.0Moz in December 2014. A gross annual increase of 8.7Moz occurred before depletion and disposals, while the net decrease after allowing for depletion and disposals was 1.0Moz. Changes in economic assumptions from December 2013 to December 2014 resulted in a 6.4Moz decrease in the Mineral Resource, while exploration and modelling resulted in an increase of 14.4Moz. Depletion from the Mineral Resource for the year totalled 5.9Moz and the reduction from the sale of Navachab, 3.8Moz. The Mineral Resource was estimated at a gold price of US$1,600/oz (2013: US$1,600/oz).

Mineral Resource

		Moz
As at 31 December 2013		**233.0**
Disposal – Navachab		(3.8)
	Sub-total	**229.2**
Depletion		(5.9)
	Sub-total	**223.3**
Additions		
Quebradona	Nuevo Chaquiro Maiden Mineral Resource declaration	5.5
La Colosa	Mineral Resource growth due to exploration success	5.1
AGA Mineração	Exploration success at all three operations	2.1
Sunrise Dam	Revisions to the modelling approach	1.6
Siguiri	Hard rock exploration additions from three deposits	1.5
Other	Additions less than 0.5Moz	1.5
	Sub-total	**240.6**
Reductions		
Mponeng	Data driven revision to models and Mineral Resource clean up	(3.4)
Kopanang	Mineral Resource clean-up of uneconomic and inaccessible areas	(1.8)
Moab Khotsong (including Great Noligwa)	Exploration-driven revisions to models	(1.4)
Geita	Increased costs resulting in reduced pit size	(0.9)
Other	Reductions less than 0.5Moz	(1.1)
As at 31 December 2014	**Total**	**232.0**

Rounding of numbers may result in computational discrepancies.

Attributable Mineral Resource by region
(Moz)



- South Africa   85.6
- Continental Africa   64.3
- Australasia   9.6
- Americas   72.5

Group Mineral Resource:

232.0Moz

MINERAL RESOURCE AND ORE RESERVE OVERVIEW continued

ORE RESERVE

The AngloGold Ashanti Ore Reserve reduced from 67.9Moz in December 2013 to 57.5Moz in December 2014. This gross annual decrease of 10.5Moz includes depletion of 4.9Moz and the sale of Navachab of 1.9Moz. The remaining reduction of 3.7Moz in the Ore Reserve resulted from changes to the economic assumptions between 2013 and 2014 which resulted in a reduction of 3.0Moz to the Ore Reserve, while exploration and modelling changes led to a further decrease of 0.7Moz. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2013: US$1,100/oz).

Ore Reserve

		Moz
As at 31 December 2013		**67.9**
Disposal – Navachab		(1.9)
	Sub-total	**66.1**
Depletion		(4.9)
	Sub-total	**61.1**
Additions		
Siguiri	Inclusion of fresh rock from the Kami deposit	0.6
Sunrise Dam	Exploration success at Vogue	0.4
Other	Additions less than 0.3Moz	1.0
	Sub-total	**63.1**
Reductions		
Obuasi	Initial results of feasibility study	(2.6)
Mponeng	Revisions to the CLR and VCR models due to new exploration and development data	(1.3)
Moab Khotsong (including Great Noligwa)	New surface exploration data led to revision of the project Zaaiplaats models	(0.8)
CC&V	Increased costs and reduction in sub marginal ounces	(0.4)
Other	Reductions less than 0.3Moz	(0.5)
As at 31 December 2014	**Total**	**57.5**

Rounding of numbers may result in computational discrepancies.

**Attributable Ore Reserve –
by region**
(Moz)



● South Africa	27.5
● Continental Africa	18.9
● Australasia	3.5
● Americas	7.6

Group Ore
Reserve:
57.5Moz

BY-PRODUCTS

Several by-products are recovered in the processing of the gold Ore Reserve. The AngloGold Ashanti Ore Reserve includes 55,600t of uranium oxide at the South African operations, 0.32Mt of sulphur in Brazil and 25.1Moz of silver in Argentina.

The maiden publication of the Nuevo Chaquiro Mineral Resource added 3.55Mt of copper, 76.5Moz of silver and 62,908t of molybdenum to the group's total Mineral Resource.

COMPETENT PERSONS

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaking. The Competent Persons consent to the inclusion of exploration results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The Mineral Resource and Ore Reserve at the following operations were subject to an external review, in line with the policy that each operation or project will be reviewed by an independent third party on average once every three years:

- Mponeng
- Moab Khotsong
- Iduapriem
- Sunrise Dam
- Cerro Vanguardia
- Serra Grande
- Obuasi

The external reviews were conducted by the following companies: The Mineral Corporation (Mponeng and Moab Khotsong), Coffey Mining (Iduapriem), Snowden (Sunrise Dam), Optiro (Cerro Vanguardia and Serra Grande), AMEC (Obuasi – Mineral Resource) and SRK (Obuasi – Mineral Resource and Ore Reserve). Certificates of sign-off have been received from all companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve at each operation complies with the JORC Code and the SAMREC Code.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operation to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website, www.anglogoldashanti.com and www.aga-reports.com.

" AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews to provide assurance of its Mineral Resource and Ore Reserve estimates. "

MINERAL RESOURCE AND ORE RESERVE OVERVIEW continued

Mineral Resource by region inclusive of Ore Reserve (attributable)

		Tonnes	Grade	Contained gold	
As at 31 December 2014	**Category**	million	g/t	Tonnes	Moz
South Africa	Measured	147.19	2.35	345.91	11.12
	Indicated	946.99	1.93	1,829.48	58.82
	Inferred	47.34	10.31	487.87	15.69
	Total	**1,141.52**	**2.33**	**2,663.26**	**85.63**
Continental Africa	Measured	79.94	3.07	245.06	7.88
	Indicated	419.68	2.59	1,086.73	34.94
	Inferred	277.85	2.40	667.86	21.47
	Total	**777.47**	**2.57**	**1,999.66**	**64.29**
Australasia	Measured	31.77	1.43	45.46	1.46
	Indicated	83.83	2.25	188.70	6.07
	Inferred	23.35	2.73	63.84	2.05
	Total	**138.95**	**2.14**	**298.00**	**9.58**
Americas	Measured	284.50	1.15	326.31	10.49
	Indicated	1,195.53	0.94	1,128.97	36.30
	Inferred	1,076.04	0.74	799.23	25.70
	Total	**2,556.07**	**0.88**	**2,254.52**	**72.48**
AngloGold Ashanti total	Measured	543.41	1.77	962.74	30.95
	Indicated	2,646.03	1.60	4,233.89	136.12
	Inferred	1,424.57	1.42	2,018.80	64.91
	Total	**4,614.01**	**1.56**	**7,215.43**	**231.98**

Rounding of figures may result in computational discrepancies.

Mineral Resource by region exclusive of Ore Reserve (attributable)

		Tonnes	Grade	Contained gold	
As at 31 December 2014	Category	million	g/t	Tonnes	Moz
South Africa	Measured	15.75	15.17	239.06	7.69
	Indicated	251.24	3.49	877.25	28.20
	Inferred	13.43	18.32	246.09	7.91
	Total	**280.43**	**4.86**	**1,362.39**	**43.80**
Continental Africa	Measured	36.80	4.89	179.78	5.78
	Indicated	215.36	2.58	556.29	17.89
	Inferred	276.82	2.39	661.34	21.26
	Total	**528.97**	**2.64**	**1,397.41**	**44.93**
Australasia	Measured	3.50	0.83	2.89	0.09
	Indicated	55.33	2.18	120.88	3.89
	Inferred	23.35	2.73	63.84	2.05
	Total	**82.18**	**2.28**	**187.62**	**6.03**
Americas	Measured	157.88	1.15	181.18	5.83
	Indicated	1,126.20	0.90	1,017.56	32.72
	Inferred	1,064.18	0.74	784.22	25.21
	Total	**2,348.27**	**0.84**	**1,982.97**	**63.75**
AngloGold Ashanti total	Measured	213.94	2.82	602.91	19.38
	Indicated	1,648.14	1.56	2,571.98	82.69
	Inferred	1,377.77	1.27	1,755.49	56.44
	Total	**3,239.84**	**1.52**	**4,930.39**	**158.52**

Ore Reserve by region (attributable)

		Tonnes	Grade	Contained gold	
As at 31 December 2014	Category	million	g/t	Tonnes	Moz
South Africa	Proved	133.45	0.64	85.20	2.74
	Probable	713.99	1.08	768.72	24.71
	Total	**847.45**	**1.01**	**853.92**	**27.45**
Continental Africa	Proved	44.95	1.52	68.12	2.19
	Probable	203.84	2.55	520.67	16.74
	Total	**248.78**	**2.37**	**588.79**	**18.93**
Australasia	Proved	28.27	1.51	42.57	1.37
	Probable	28.19	2.38	67.09	2.16
	Total	**56.46**	**1.94**	**109.66**	**3.53**
Americas	Proved	124.64	1.01	126.14	4.06
	Probable	72.87	1.50	109.03	3.51
	Total	**197.51**	**1.19**	**235.17**	**7.56**
AngloGold Ashanti total	Proved	331.30	0.97	322.03	10.35
	Probable	1,018.90	1.44	1,465.51	47.12
	Total	**1,350.20**	**1.32**	**1,787.54**	**57.47**

Rounding of figures may result in computational discrepancies.

FIVE-YEAR STATISTICS: BY OPERATION

Operational, financial and sustainability statistics

Production volumes

	Attributable tonnes treated/milled (Mt)				
	2014	2013	2012	2011	2010
South Africa	**38.4**	39.2	22.2	16.4	17.1
Vaal River					
Great Noligwa [1]	**0.4**	0.4	0.5	0.5	0.7
Kopanang	**0.8**	1.0	0.9	1.5	1.6
Moab Khotsong	**0.7**	0.7	0.6	0.9	1.0
Tau Lekoa [2]					0.6
West Wits					
Mponeng	**1.1**	1.6	1.3	1.6	1.8
Savuka [3]		0.2	0.2	0.1	
TauTona [3]	**0.9**	1.0	0.8	1.0	1.1
Surface Operations					
Surface Operations [4]	**34.5**	34.5	17.9	10.7	10.2
Continental Africa	**29.9**	26.9	27.8	26.3	25.7
DRC					
Kibali (45%) [5]	**2.5**	0.4			
Ghana					
Iduapriem	**4.9**	4.8	4.6	4.3	3.4
Obuasi	**2.2**	1.7	2.1	2.0	2.6
Guinea					
Siguiri (85%)	**10.1**	10.2	10.1	9.7	8.8
Mali					
Morila (40%)	**1.3**	1.4	1.8	1.8	1.7
Sadiola (41%)	**2.1**	2.0	1.9	2.0	1.8
Yatela (40%)	**0.9**	1.0	1.1	1.1	1.2
Namibia					
Navachab [6]	**0.7**	1.4	1.4	1.5	1.5
Tanzania					
Geita	**5.2**	4.0	4.8	3.9	4.7
Australasia	**7.8**	4.3	3.4	3.6	3.6
Australia					
Sunrise Dam	**3.8**	3.5	3.4	3.6	3.6
Tropicana (70%) [5]	**4.0**	0.9			
Americas	**26.1**	26.7	25.7	23.6	23.8
Argentina					
Cerro Vanguardia (92.5%)	**3.0**	2.3	1.7	1.0	1.0
Brazil					
AGA Mineração	**2.5**	2.3	2.2	1.7	1.6
Serra Grande [7]	**1.3**	1.3	0.9	0.6	0.6
United States					
Cripple Creek & Victor	**19.3**	20.8	20.9	20.3	20.6
AngloGold Ashanti	**102.2**	**97.1**	**79.1**	**69.9**	**70.2**

[1] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.
[2] Sold in August 2010.
[3] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
[5] Kibali and Tropicana began production in the fourth quarter of 2013.
[6] Sold effective 30 June 2014.
[7] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Production volumes (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
South Africa						**1,223**	1,302	1,212	1,624	1,785
Vaal River										
Great Noligwa [1]	6.44	6.15	5.72	5.58	5.99	78	83	84	94	132
Kopanang	5.55	5.23	5.40	6.47	6.13	140	178	164	307	305
Moab Khotsong	11.04	9.47	8.16	9.39	9.03	234	212	162	266	292
Tau Lekoa [2]					3.32					63
West Wits										
Mponeng	8.99	7.10	9.40	9.71	9.48	313	354	405	500	532
Savuka [3]			6.09	6.69	5.30			37	49	22
TauTona [3]	8.21	7.34	7.63	7.55	7.01	232	235	189	244	259
Surface Operations										
Surface Operations [4]	0.20	0.22	0.30	0.48	0.54	223	240	172	164	179
Technology										
Technology						3				
Continental Africa						**1,597**	1,460	1,521	1,570	1,492
DRC										
Kibali (45%) [5]	2.95	3.41				237	40			
Ghana										
Iduapriem	1.13	1.43	1.22	1.44	1.70	177	221	180	199	185
Obuasi [6]	4.67	4.94	4.79	4.82	5.16	243	239	280	313	317
Guinea										
Siguiri (85%)	0.89	0.82	0.76	0.79	0.97	290	268	247	249	273
Mali										
Morila (40%)	1.06	1.23	1.41	1.70	1.70	44	57	81	99	95
Sadiola (41%)	1.28	1.34	1.64	1.90	2.04	85	86	100	121	118
Yatela (40%)	0.59	0.93	1.06	1.04	1.23	11	27	29	29	60
Namibia										
Navachab [7]	1.44	1.39	1.59	1.46	1.80	33	63	74	66	86
Tanzania										
Geita	2.86	3.54	3.47	3.98	2.36	477	459	531	494	357
Australasia						**620**	342	258	246	396
Australia										
Sunrise Dam	2.13	2.46	2.39	2.16	3.40	262	276	258	246	396
Tropicana (70%) [5]	2.78	2.40				358	66			
Americas						**996**	1,001	953	891	842
Argentina										
Cerro Vanguardia (92.5%)	6.08	6.58	6.48	6.23	6.11	246	241	219	196	194
Brazil										
AGA Mineração [6]	5.65	5.70	6.07	7.43	7.21	403	391	388	361	338
Serra Grande [8]	3.28	3.42	3.36	3.59	4.05	136	138	98	67	77
United States										
Cripple Creek & Victor	0.32	0.34	0.40	0.39	0.43	211	231	247	267	233
AngloGold Ashanti						**4,436**	**4,105**	**3,944**	**4,331**	**4,515**

[1] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.

[2] Sold in August 2010.

[3] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[5] Kibali and Tropicana began production in the fourth quarter of 2013.

[6] The grades from Obuasi and AGA Mineração represent those for their underground operations.

[7] Sold effective 30 June 2014.

[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Operational, financial and sustainability statistics

Productivity (oz/TEC)

	2014	2013	2012	2011	2010
South Africa	**4.40**	4.47	4.19	5.85	5.63
Vaal River					
Great Noligwa [(1)]	**2.69**	2.51	2.34	2.72	3.35
Kopanang	**2.68**	3.11	2.61	4.79	4.67
Moab Khotsong	**4.74**	4.22	3.05	5.03	5.61
Tau Lekoa [(2)]					1.92
West Wits					
Mponeng	**4.74**	5.33	6.33	8.38	8.72
Savuka [(3)]		3.98	4.83	1.68	
TauTona [(3)]	**4.17**	4.01	4.03	5.13	5.34
Surface Operations					
Surface Operations [(4)]	**8.95**	9.35	9.86	21.32	39.80
Continental Africa	**14.36**	9.97	10.97	11.41	11.24
DRC					
Kibali (45%) [(5)]	**68.50**	83.56			
Ghana					
Iduapriem	**20.14**	18.41	15.61	16.97	16.44
Obuasi	**6.10**	4.10	5.19	5.68	5.61
Guinea					
Siguiri (85%)	**15.64**	12.88	12.10	12.03	14.75
Mali					
Morila (40%)	**10.13**	17.88	35.72	42.00	36.04
Sadiola (41%)	**14.23**	10.56	12.27	15.53	15.82
Yatela (40%)	**10.73**	10.21	8.82	8.89	20.39
Namibia					
Navachab [(6)]	**6.97**	5.63	6.43	7.00	10.46
Tanzania					
Geita	**19.50**	15.55	19.20	18.11	14.14
Australasia	**62.00**	49.64	43.46	40.29	66.77
Australia					
Sunrise Dam	**58.29**	50.22	43.46	40.29	66.77
Tropicana (70%) [(5)]	**65.03**	47.37			
Americas	**16.35**	16.63	17.47	20.70	22.44
Argentina					
Cerro Vanguardia (92.5%)	**21.14**	20.89	18.21	17.64	20.64
Brazil					
AGA Mineração	**13.03**	12.97	14.22	17.41	18.32
Serra Grande [(7)]	**11.32**	11.19	11.45	12.98	15.88
United States					
Cripple Creek & Victor	**33.33**	37.45	37.46	44.31	42.40
AngloGold Ashanti	**9.64**	**8.14**	**8.07**	**9.32**	**9.15**

[(1)] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.

[(2)] Sold in August 2010.

[(3)] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[(4)] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[(5)] Kibali and Tropicana began production in the fourth quarter of 2013.

[(6)] Sold effective 30 June 2014.

[(7)] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Costs

	Total cash costs ($/oz produced)					All-in sustaining costs [2] ($/oz sold)		
	2014	2013	2012	2011	2010	2014	2013	2012
South Africa	849	850	873	694	598	1,064	1,120	1,189
Vaal River								
Great Noligwa [1]	1,074	1,100	1,226	1,194	884	1,185	1,305	1,530
Kopanang	1,023	918	1,015	681	613	1,256	1,255	1,497
Moab Khotsong	685	797	1,040	689	588	903	1,223	1,634
Tau Lekoa [3]					921			
West Wits								
Mponeng	746	719	639	546	453	981	1,016	883
Savuka [4]			1,041	864	1,100			1,607
TauTona [4]	882	920	924	818	700	1,059	1,149	1,316
Surface Operations								
Surface Operations [5]	941	883	943	660	485	1,153	969	754
Continental Africa	783	869	830	698	712	968	1,202	1,235
DRC								
Kibali (45%) [6]	578	471				588	529	
Ghana								
Iduapriem	865	861	955	800	666	1,020	1,025	1,437
Obuasi	1,086	1,406	1,187	862	744	1,374	2,214	2,201
Guinea								
Siguiri (85%)	799	918	938	849	643	917	1,085	1,105
Mali								
Morila (40%)	1,162	773	767	810	715	1,298	1,051	765
Sadiola (41%)	1,028	1,334	1,169	816	650	1,133	1,510	1,249
Yatela (40%)	1,438	1,530	1,758	1,530	807	1,795	1,653	1,888
Namibia								
Navachab [7]	752	691	1,036	1,012	727	719	781	1,329
Tanzania								
Geita	599	515	427	350	777	890	833	816
Australasia	804	1,047	1,211	1,431	982	986	1,376	1,680
Australia								
Sunrise Dam	1,105	1,110	1,126	1,367	957	1,214	1,321	1,470
Tropicana (70%) [6]	545	568				752	1,113	
Americas	709	671	669	569	432	1,010	970	1,006
Argentina								
Cerro Vanguardia (92.5%)	692	622	576	368	366	938	912	935
Brazil								
AGA Mineração	644	646	696	529	407	966	1,023	1,114
Serra Grande	748	719	821	768	481	1,062	970	1,168
United States								
Cripple Creek & Victor	829	732	638	564	493	1,147	927	817
AngloGold Ashanti	787	830	829	703	638	1,026	1,174	1,251

[1] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.

[2] All-in sustaining costs are available from 2012 only.

[3] Sold in August 2010.

[4] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[6] Kibali and Tropicana began production in the fourth quarter of 2013.

[7] Sold effective 30 June 2014.

Operational, financial and sustainability statistics

Financial performance

Gold income ($m)	2014	2013	2012	2011	2010
South Africa	**1,527**	1,810	2,013	2,560	2,207
Vaal River					
Great Noligwa [1]	99	118	139	148	163
Kopanang	179	252	273	483	376
Moab Khotsong	296	294	270	418	360
Tau Lekoa [2]					72
West Wits					
Mponeng	398	501	674	790	663
Savuka [3]			61	78	28
TauTona [3]	294	331	315	387	322
Surface Operations					
Surface Operations [4]	261	314	281	256	223
Continental Africa	**2,105**	2,111	2,609	2,530	1,868
DRC					
Kibali (45%) [5]	293	49			
Ghana					
Iduapriem	234	301	304	308	218
Obuasi	313	341	468	493	348
Guinea					
Siguiri (85%)	373	385	388	407	313
Mali					
Morila (40%)	55	80	135	157	117
Sadiola (41%)	107	121	169	189	143
Yatela (40%)	14	40	48	46	71
Namibia					
Navachab [6]	44	88	123	104	101
Tanzania					
Geita	605	640	906	753	501
Non-controlling interests	67	66	68	73	56
Australasia	**785**	441	426	385	466
Australia					
Sunrise Dam	343	368	426	385	466
Tropicana (70%) [5]	442	73			
Americas	**1,270**	1,425	1,656	1,487	1,124
Argentina					
Cerro Vanguardia (92.5%)	297	316	366	275	214
Brazil					
AGA Mineração	510	559	635	565	405
Serra Grande [7]	174	199	162	101	97
United States					
Cripple Creek & Victor	266	325	409	423	293
Non-controlling interests	23	26	84	123	115
Sub-total	5,687	5,787	6,704	6,962	5,665
Equity-accounted investments	(469)	(290)	(351)	(392)	(331)
AngloGold Ashanti	**5,218**	**5,497**	**6,353**	**6,570**	**5,334**

[1] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.
[2] Sold in August 2010.
[3] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
[5] Kibali and Tropicana began production in the fourth quarter of 2013.
[6] Sold effective 30 June 2014.
[7] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Capital expenditure ($m)

	2014	2013	[1]2012	[1]2011	2010
South Africa	**264**	451	583	532	424
Vaal River					
Great Noligwa [1]	7	13	27	29	24
Kopanang	26	52	94	92	61
Moab Khotsong	45	117	159	147	120
Tau Lekoa [2]					10
West Wits					
Mponeng	97	171	195	172	122
Savuka [3]			20	8	9
TauTona [3]	35	59	73	79	75
Surface Operations					
Surface Operations [4]	46	39	15	5	3
Technology					
Technology	8				
Continental Africa	**454**	839	925	569	234
DRC					
Kibali (45%) [5]	179	341	263	73	30
Mongbwalu (86.22%)			77	1	
Ghana					
Iduapriem	21	28	95	73	17
Obuasi	82	196	185	132	109
Guinea					
Siguiri (85%)	26	25	28	15	10
Mali					
Morila (40%)	6	13	1	1	1
Sadiola (41%)	6	42	37	14	8
Yatela (40%)	–	3	2	1	2
Namibia					
Navachab [6]	1	5	15	48	14
Tanzania					
Geita	129	154	216	206	38
Other and non-controlling interests	4	32	6	5	5
Australasia	**91**	285	369	102	40
Australia					
Sunrise Dam	31	39	49	27	29
Tropicana (70%) [5]	59	241	315	73	10
Other	1	5	5	2	1
Americas	**394**	410	409	466	311
Argentina					
Cerro Vanguardia (92.5%)	54	64	88	81	38
Brazil					
AGA Mineração	127	123	162	261	142
Serra Grande [7]	38	40	33	22	26
United States					
Cripple Creek & Victor	169	157	100	67	73
Other and non-controlling interests	6	26	26	35	32
Other	**6**	8	36	17	6
Sub-total	1,209	1,993	2,322	1,686	1,015
Equity-accounted investments	(191)	(411)	(303)	(89)	(42)
AngloGold Ashanti	**1,018**	**1,582**	**2,019**	**1,597**	**973**

[1] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.
[2] Sold in August 2010.
[3] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
[5] Kibali and Tropicana began production in the fourth quarter of 2013.
[6] Sold effective 30 June 2014.
[7] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

FIVE-YEAR STATISTICS: BY OPERATION continued

Operational, financial and sustainability statistics

Average no. of employees (permanent and contractor employees)

	2014	2013	2012	2011	2010
South Africa	**29,511**	32,406	34,186	32,082	35,660
Vaal River					
Great Noligwa [(1)]	**2,207**	2,731	3,063	2,967	3,315
Kopanang	**4,424**	5,365	6,014	5,892	5,938
Moab Khotsong	**4,573**	5,692	6,645	6,581	6,452
Tau Lekoa [(2)]					2,737
West Wits					
Mponeng	**6,737**	6,516	6,262	5,788	5,778
Savuka [(3)]			1,157	815	981
TauTona [(3)]	**4,712**	5,256	4,472	4,507	4,609
Surface Operations					
Surface Operations [(4)]	**3,058**	2,142	1,874	745	374
Other	**3,800**	4,704	4,699	4,787	5,476
Continental Africa	**16,070**	16,625	16,621	16,539	15,761
DRC					
Kibali (45%) [(5)]	**2,245**	158			
Ghana					
Iduapriem	**1,352**	1,590	1,549	1,543	1,483
Obuasi	**3,541**	5,194	5,373	5,538	5,722
Guinea					
Siguiri	**3,494**	3,673	3,643	3,666	3,170
Mali					
Morila (40%)	**500**	390	319	328	356
Sadiola (41%)	**654**	810	783	756	726
Yatela (40%)	**226**	367	407	377	352
Namibia					
Navachab [(6)]	**793**	938	953	790	687
Tanzania					
Geita	**3,265**	3,504	3,594	3,541	3,265
Australasia	**832**	925	494	509	494
Australia					
Sunrise Dam	**374**	457	494	509	494
Tropicana (70%) [(5)]	**458**	468			
Americas	**8,588**	8,374	7,896	7,389	6,582
Argentina					
Cerro Vanguardia	**1,640**	1,696	1,884	1,644	1,242
Brazil					
AGA Mineração	**4,398**	4,377	4,239	3,825	3,426
Serra Grande	**1,403**	1,469	1,081	1,339	1,268
United States					
Cripple Creek & Victor	**1,147**	832	692	581	646
Other, including corporate and non-gold producing subsidiaries	**3,056**	[(7)] 8,104	6,625	4,723	3,549
AngloGold Ashanti	**58,057**	**66,434**	**65,822**	**61,242**	**62,046**

[(1)] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.

[(2)] Sold in August 2010.

[(3)] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[(4)] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[(5)] Kibali and Tropicana began production in the fourth quarter of 2013.

[(6)] Sold effective 30 June 2014.

[(7)] Includes 3,249 employees at Kibali who are working on projects.

Safety

	All injury frequency rate [1]					Number of fatalities				
	2014	2013	2012	2011	2010	**2014**	2013	2012	2011	2010
South Africa	**11.85**	12.63	13.24	15.57	16.69	**4**	6	11	9	10
Vaal River										
Great Noligwa [2]	**15.44**	12.06	17.72	23.92	21.63	**0**	0	1	1	0
Kopanang	**13.56**	17.58	19.92	23.18	21.86	**1**	0	0	4	2
Moab Khotsong	**18.62**	16.35	17.14	20.48	19.72	**0**	1	2	1	2
Tau Lekoa [3]					32.41					2
West Wits										
Mponeng	**16.33**	17.86	14.49	15.39	15.93	**3**	3	3	2	2
Savuka [4]			21.23	8.39	7.69	**0**	0	2	0	0
TauTona [4]	**12.60**	14.16	10.63	13.36	19.03	**0**	1	3	0	2
Surface Operations										
Surface Operations [5]	**5.42**	5.08	6.71	6.44	5.99	**0**	0	0	0	0
Other						**0**	1	0	1	0
Continental Africa	**1.56**	1.97	2.26	3.03	5.26	**0**	2	5	3	5
DRC										
Mongbwalu	**1.98**	6.15	4.47	11.04	21.77	**0**	0	1	0	1
Ghana										
Iduapriem	**1.06**	1.98	3.08	6.61	9.73	**0**	1	1	0	0
Obuasi	**3.01**	2.39	2.13	2.37	2.86	**0**	1	2	3	0
Guinea										
Siguiri	**0.39**	0.64	1.09	1.27	6.15	**0**	0	0	0	1
Mali										
Sadiola	**0.50**	1.28	2.21	2.44	1.65	**0**	0	0	0	1
Yatela	**0.00**	0.00	0.36	1.52	2.28	**0**	0	0	0	0
Namibia										
Navachab [6]	**6.39**	5.58	8.22	2.00	25.60	**0**	0	0	0	0
Tanzania										
Geita	**0.51**	0.98	1.62	3.60	5.38	**0**	0	1	0	2
Australasia	**10.73**	[7] 7.91	6.33	18.11	13.10	**0**	0	0	0	0
Australia										
Sunrise Dam	**12.54**	[7] 11.19	5.46	19.40	13.65	**0**	0	0	0	0
Tropicana [8]	**9.96**	8.60	15.75			**0**	0	0		
Americas	**3.81**	[7] 4.74	[7] 5.20	6.33	5.66	**2**	0	1	2	0
Argentina										
Cerro Vanguardia	**1.40**	0.58	1.72	1.59	8.08	**0**	0	1	0	0
Brazil										
AGA Mineração	**4.26**	[7] 5.94	[7] 5.82	4.05	2.62	**2**	0	0	1	0
Serra Grande	**4.53**	[7] 6.10	[7] 5.15	3.48	7.22	**0**	0	0	0	0
Colombia	**0.32**	2.51	4.43	16.84	10.83	**0**	0	0	1	0
United States										
Cripple Creek & Victor	**9.54**	[7] 9.89	12.75	19.80	12.26	**0**	0	0	0	0
Greenfield exploration	**3.57**	4.20	6.76	19.83	16.99	**0**	0	1	1	0
AngloGold Ashanti	**[9] 7.36**	**[7] 7.48**	**[7] 7.83**	**9.76**	**11.50**	**6**	8	18	15	15

[1] Per million hours worked.

[2] The process of integrating Great Noligwa into Moab Khotsong began in 2014 and these operations will be treated as one cash-generating unit from 1 January 2015.

[3] Sold in August 2010.

[4] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[6] Sold effective 30 June 2014.

[7] Restated owing to injury reclassification and/or progression of injury severity at Sunrise Dam, Cripple Creek & Victor and the Brazilian operations, which impacted regional and group data.

[8] Tropicana began production in the fourth quarter of 2013.

[9] All injury frequency rate for the group adjusted for the earthquake impact is 7.15.

FIVE-YEAR STATISTICS: BY OPERATION continued

Operational, financial and sustainability statistics

Environmental performance [1]

	Energy usage (PJ)					Water usage (ML)				
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
South Africa	11.31	11.80	11.65	11.68	12.37	27,219	27,228	23,813	18,821	20,896
Vaal River [2]	5.31	5.63	5.87	6.09	6.76	13,402	14,331	14,748	13,572	15,587
West Wits [2]	5.24	5.55	5.57	5.59	5.61	2,626	3,160	4,501	5,249	5,309
Mine Waste Solutions	0.76	0.62	0.21			11,191	9,737	4,564		
Continental Africa	8.95	12.01	12.13	11.51	11.30	17,582	21,031	19,132	20,203	19,235
Ghana										
Iduapriem	0.62	1.25	1.00	0.98	1.03	342	795	582	408	99
Obuasi [3]	1.46	1.77	1.74	1.52	1.53	3,696	3,685	3,820	4,047	4,607
Guinea										
Siguiri	1.97	2.31	2.34	2.43	2.37	5,375	6,478	4,650	6,097	5,265
Mali										
Sadiola [3]	1.45	2.10	2.17	2.00	1.84	4,051	4,330	3,837	3,602	4,340
Yatela	0.24	0.52	0.70	0.62	0.53	17	254	1,578	1,036	744
Namibia										
Navachab [4]		0.74	0.75	0.59	0.54		1,005	990	1,043	1,080
Tanzania										
Geita	3.21	3.32	3.43	3.37	3.46	4,101	4,484	3,675	3,970	3,101
Australasia	5.52	2.81	2.08	2.15	2.31	8,011	4,828	3,104	4,059	3,485
Australia										
Sunrise Dam	2.29	2.07	2.08	2.15	2.31	3,128	2,781	3,104	4,059	3,485
Tropicana [6]	3.23	0.74				4,883	[5] 2,097			
Americas	6.04	6.06	5.88	5.25	4.69	12,170	11,732	7,456	6,749	5,817
Argentina										
Cerro Vanguardia	1.71	1.72	1.59	1.48	1.37	1,079	964	923	939	1,057
Brazil										
AGA Mineração	1.48	1.41	1.35	1.18	1.04	6,233	6,346	4,213	3,174	2,691
Serra Grande	0.48	0.51	0.48	0.45	0.44	1,921	1,380	459	429	393
United States										
Cripple Creek & Victor	2.37	2.42	2.46	2.14	1.83	2,937	3,042	1,860	2,207	1,676
AngloGold Ashanti	31.81	32.68	31.74	30.59	30.67	64,983	64,819	53,505	49,832	49,434

[1] Refer to the Sustainable Development Report 2014 for definitions of these environmental indicators.

[2] These include consumption by Surface Operations' facilities located in these areas.

[3] Water usage data for Obuasi and Sadiola for the years 2009-2012 have been adjusted to exclude domestic water consumption from the calculation.

[4] Sold effective 30 June 2014.

[5] Excludes pre-production water use at Tropicana.

[6] Tropicana began production in the fourth quarter of 2013.

Environmental performance [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2014	2013	2012	2011	2010	**2014**	2013	2012	2011	2010
South Africa	**2,981**	[2] 3,025	[2] 3,009	[2] 2,930	3,422	**1**	3	10	12	10
Vaal River [3]	**1,360**	1,415	[2] 1,482	[2] 1,498	1,812	**0**	0	3	10	1
West Wits [3]	**1,420**	1,445	[2] 1,473	[2] 1,432	1,610	**0**	0	0	2	9
Mine Waste Solutions	**201**	165	[2] 54	–	–	**1**	3	7	0	0
Continental Africa	**785**	969	978	938	950	**4**	5	5	14	16
Ghana										
Iduapriem	**74**	113	94	89	95	**0**	1	2	0	5
Obuasi	**198**	199	197	187	211	**1**	3	1	14	6
Guinea										
Siguiri	**150**	175	177	184	179	**0**	0	0	0	3
Mali										
Sadiola	**107**	156	161	148	137	**0**	0	1	0	1
Yatela	**18**	38	52	46	39	**0**	0	0	0	0
Namibia										
Navachab [4]		42	43	31	28	**0**	0	0	0	0
Tanzania										
Geita	**238**	246	254	253	261	**3**	1	1	0	1
Australasia	**359**	174	125	130	139	**0**	2	1	1	0
Australia										
Sunrise Dam	**135**	123	125	130	139	**0**	0	1	1	0
Tropicana [5]	**224**	51				**0**	2			
Americas	**449**	399	389	348	314	**0**	0	0	0	1
Argentina										
Cerro Vanguardia	**118**	119	111	103	95	**0**	0	0	0	1
Brazil										
AGA Mineração	**36**	32	29	25	23	**0**	0	0	0	0
Serra Grande	**14**	15	14	13	15	**0**	0	0	0	0
United States										
Cripple Creek & Victor	**281**	233	235	207	181	**0**	0	0	0	0
AngloGold Ashanti	**4,574**	4,567	4,501	4,343	4,825	**5**	10	16	27	27

[1] Refer to the Sustainable Development Report 2014 for definitions of these environmental indicators.

[2] In South Africa, the Eskom grid emission factor was revised by the National Business Initiative in consultation with Eskom, leading to a change in the electricity-related emissions reported for 2012 and 2013. The figure reported for 2012 included Nufcor.

[3] These include consumption by Surface Operations' facilities located in these areas.

[4] Sold effective 30 June 2014.

[5] Tropicana began production in the fourth quarter of 2013.

FIVE-YEAR STATISTICS: BY OPERATION continued

Operational, financial and sustainability statistics

Social performance [1]

Community investment ($000)	2014	2013	2012	2011	2010
South Africa [2]	**8,073**	8,391	7,700	3,670	3,242
Continental Africa	**3,933**	13,279	13,341	13,502	8,047
Ghana					
Iduapriem	148	302	465	513	404
Obuasi	208	1,197	2,007	2,704	2,100
Corporate office	–	–	70	47	1,300
Guinea					
Siguiri (85%)	220	1,326	1,083	772	556
Mali					
Morila (40%)	81	56	198	48	214
Sadiola (41%) and Yatela (40%)	175	126	572	429	442
Namibia					
Navachab [3]	44	59	201	54	133
Tanzania					
Geita	1,973	5,489	4,834	4,302	1,016
DRC					
Kibali (45%) [4]	654	4,140	976	1,299	489
Mongbwalu (86.22%)	430	584	2,935	3,335	1,393
Australasia	**247**	463	464	276	456
Australia					
Sunrise Dam	247	301	464	276	456
Tropicana [4]	–	125			
Americas	**3,659**	5,761	5,148	4,939	5,480
Argentina					
Cerro Vanguardia (92.5%)	1,223	1,096	1,520	2,067	1,602
Brazil					
AGA Mineração	712	1,297	813	791	791
Serra Grande [5]	153	472	719	268	831
Colombia	993	1,905	1,188	1,210	1,557
United States					
Cripple Creek & Victor [6]	578	991	908	603	699
Sub-total	15,912	27,894	26,653	22,387	17,225
Equity-accounted investments	(1,113)	(5,358)	(1,746)	(1,775)	(1,145)
AngloGold Ashanti	**14,799**	**22,536**	**24,907**	**20,612**	**16,080**

[1] *Refer to the Sustainable Development Report 2014 for the definition of this social indicator.*

[2] *Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment.*

[3] *Sold effective 30 June 2014.*

[4] *Kibali and Tropicana began production in the fourth quarter of 2013.*

[5] *AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.*

[6] *Includes the Denver office.*

PLANNING FOR THE FUTURE

Planning to ensure the long-term sustainability of our business is guided by our financial and non-financial strategic objectives. In particular, it is based on exploration that develops a project pipeline of resources and reserves.

In parallel with our exploration work, our planning includes investing in the skills and technological developments needed to access, safely and efficiently, the extensive deep-level reserves at our South African operations.

In addition, our planning takes into consideration the remediation and social obligations that come with the cessation of mining and the closure of mining operations.

EXPLORATION

Our exploration programme covers greenfields and brownfields projects. The first steps of this programme are to identify prospective gold deposit targets, which undergo further intensive evaluation once identified as being worthwhile.

- **Greenfields exploration** aims to discover large, high-value gold deposits that can provide a pipeline of further high-quality and rigorously prioritised exploration projects, which in turn lead to the development of new mines.
- **Brownfields exploration** focuses on delivering value through incremental additions to reserves in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major asset. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio.

Greenfields exploration

AngloGold Ashanti's greenfields exploration team has a proven track record that includes the world-class discoveries of La Colosa, Gramalote, Tropicana, and Quebradona (Nuevo Chaquiro). These discoveries are attributed to our committed and professional team of geologists working on a portfolio of highly prospective and strategic ground holdings.

In 2014, the greenfields exploration business unit delivered exploration successes while simultaneously reducing costs. It has been highly successful in delivering new quality gold ounces and, now, copper tonnes into our resource inventory. The maiden copper-gold Mineral Resource for Nuevo Chaquiro in Colombia exemplifies the unit's success. This is a significant copper-gold porphyry-style mineralised system, one of five known porphyry centres on the property – see www.anglogoldashanti.com for specific details on this deposit, including the exploration location maps.

During the year, greenfields activities became more focused, helped by rationalising tenements in Colombia and Australia. In 2014, realised expenditure was $41m. AngloGold Ashanti remains committed to its core greenfields projects and has over 13,000km^2 of highly-prospective ground in Australia, Colombia, and Guinea along with small ground positions in Argentina and Brazil. Advanced greenfields exploration activities were conducted in four countries with the completion of over 100,000m of diamond, reverse circulation and aircore drilling. Drilling programmes aimed to test new high-priority targets in Australia and further delineate existing discoveries in Colombia, Guinea and Brazil.

Breakdown of exploration spend by activity
($m)



● Brownfields*	84
● Greenfields	41
● Prefeasibility studies	69
● Other	28

* Capitalised and expensed

Greenfields spend by region
($m)



● Continental Africa	7
● Australasia	13
● Americas	21

Brownfields spend by region
($m)



● South Africa	7
● Continental Africa	23
● Australasia	14
● Americas	40

111

PLANNING FOR THE FUTURE continued

Colombia: Exploration success continued at the Nuevo Chaquiro deposit, which is part of the Quebradona project, in joint venture with B2Gold (AngloGold Ashanti 89.75%). In November, AngloGold Ashanti announced a maiden Inferred Mineral Resource estimate for Nuevo Chaquiro of 604Mt at an average grade of 0.65% copper, 0.32g/t gold, 4.38g/t silver and 116ppm molybdenum for a contained metal content of 3.95Mt copper, 6.13Moz gold, 85.2Moz silver and 70,000t molybdenum*. The discovery represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving. Results from the latest Mineral Resource drilling in December 2014 continue to return multiple consistently mineralised intersections in the high-grade (>0.6% Cu) intrusive phase within the declared Mineral Resource. Drilling is now aimed at better defining and extending the high-grade (>0.6% Cu) zone and bringing this to indicated status.

Brazil: Exploration progressed on the Graben project, in joint venture with Graben Mineração (AngloGold Ashanti 51%). Following the completion of high-resolution ground magnetics surveying and 3D inversion modelling, approximately 1,100m of diamond drilling were completed in December on priority targets within the highly prospective Juruena Belt. These holes targeted de-magnetised intrusive rocks associated with alteration and possible sulphide mineralisation. The holes successfully intersected altered and mineralised rocks.

Guinea: Exploration work continued in Siguiri Blocks 2, 3 and 4 (AngloGold Ashanti 85.0%) until 20 July, after which work was suspended due to the outbreak of the Ebola virus disease in the immediate region. On the Kounkoun trend located within 50km of the Siguiri mine, in Block 3, 7,259m of reverse circulation drilling was completed to test the continuation of mineralisation between KK1 and KK2. IP and drill testing of other targets in the region delivered negative results. In December, the greenfields exploration unit withdrew from Guinea and transferred responsibility for Siguiri Blocks 2-4 to the Siguiri brownfields unit.

Australia: In Western Australia, exploration activities on the Tropicana project, in joint venture with Independence Group NL (AngloGold Ashanti 70%), progressed solidly through the year with more than 60,000m of aircore, 1,800m of reverse circulation and 500m of diamond drilling being completed. Encouraging results were returned from Madras prospect approximately 25km south of the Tropicana Gold Mine. The Strawbridge Project (AngloGold Ashanti 100%) in Western Australia was added to the portfolio late in the year. In New South Wales at the Mullion Project (AngloGold Ashanti 100%), significant geophysical surveying was completed.

Brownfields exploration

Brownfields exploration was carried out in 11 countries, in and around our operations. A total of 389,900m of diamond and reverse circulation drilling was completed during the year.

South Africa: Five surface holes were drilled during the year – four at the West Wits operations at Mponeng's Western Ultra Deep Levels (WUDLs) and one at the Vaal River operations – achieving a total length of 6,923m.

Argentina: Mineral Resource expansion and exploration continued at Cerro Vanguardia with follow-up drilling for vein extensions along strike and at depth, identifying additional mill ore. Mapping, trenching and channel sampling work defined new exploration targets.

Brazil: Mineral Resource development drilling continued at the Cuiabá and Lamego mines to support long-term planning and Mineral Resource definition ahead of mining. Surface drilling at the Córrego do Sítio mine continued to infill and expand the oxide Mineral Resource. Regional exploration tested near-mine satellite projects. At Serra Grande, exploration drilling continued

> *The Nuevo Chaquiro maiden Mineral Resource is another significant discovery by AngloGold Ashanti, this time a large, high-grade polymetallic porphry.*

* *See the AngloGold Ashanti 2014 quarterly reports and market releases on exploration activities for full details.*

to delineate the Inga mineralised structure. Geophysical surveys and soil sampling campaigns were completed as part of the target generation programmes in the district.

Colombia: Exploration in the Gramalote area focused on infill drilling to support the updated Mineral Resource estimate for the Gramalote Central deposit. Drilling was also directed at expanding the nearby Monjas West target. At La Colosa, Mineral Resource development drilling continued at a slower pace compared to previous years with other drilling expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated with expansion of the deposit to the northwest and at depth.

United States: Mineral Resource development drilling continued at Cripple Creek and Victor and was directed toward identifying expansion opportunities for the current open pit operations through high wall laybacks. Selective drilling also tested deeper targets below or adjacent to planned open pit designs.

Tanzania: Focus has largely been on infill drilling within Geita's current open pits (Geita Hill, Nyankanga and Star & Comet) and their extensions. Limited reconnaissance drilling programmes were undertaken to test the underground potential at Star & Comet Deeps. A total of 111 holes (20,220m) was completed.

Guinea: At Siguiri, 17,823m of reverse circulation and diamond drilling were done across six projects in Block 1. These included reconnaissance, Mineral Resource delineation, and infill projects for oxide and fresh rock mineralisation. The Ebola virus epidemic in West Africa led to significant disruptions, particularly with field mapping and geophysics and the work programme was suspended in the second half of the year.

Ghana: Underground exploration at Obuasi focused on a portion of the Red Zone 6 (Block 9) area above 50 level with the aim of upgrading the block's Inferred Mineral Resource. At Iduapriem, the main focus in early-2014 was the logging, sampling and analysis of core from 2013's Block 7&8 infill drilling. Several new targets were produced from the existing regional magnetic data over the Iduapriem concession. Analysis of a distinct magnetic anomaly in an area west of the Teberebie warehouse, which is also being exploited by artisanal and small-scale miners, led to the identification of hydrothermal, vein-hosted, mineralisation. Initial sampling results show some promise and a detailed follow-up will begin in 2015.

Democratic Republic of the Congo: Drilling at Kibali totalled 19,018m, with an additional 1,666m drilled on regional projects. The aim is to add material to the Ore Reserve at above run-of-mine grade, to find gap fillers where required, or to add sufficient new material (3-5Moz) to justify a step change to the operation. At Gorumbwa, three phases of infill drilling were completed during the year. A revised Mineral Resource estimation was completed in November and showed 470,500oz from 4.56Mt @ 3.21g/t (within the $1500 shell at 0.5g/t cut-off), with 22% of the Mineral Resource remaining Inferred.

Mali: A number of key oxide targets were identified at Sadiola. Research by the Centre for Exploration Targetting continued during the year and a structural framework for mineralisation was defined for Tambali and the FE complex. The most promising target, FE2S, shows potential for low-grade, wide ore zones over a 1.2km strike length. Some results remain outstanding for drilling along the Sadiola northern extension. Limited fresh rock exploration was conducted in the FE3 and FE4 pits with positive results at both. A scoping study was done for the newly generated Tambali Mineral Resource. Drilling targets were defined for a possible infill programme. Field mapping and sampling continued over the lease area and the geological map has been refined with new information from most target area.

> *Long-term planning for the sustainability of our business is based on exploration that develops a pipeline of resources and reserves.*

PLANNING FOR THE FUTURE continued

Australia: A 3D seismic survey to image the mineralised zone down dip of Tropicana was designed and completed during the year. Its dataset is high quality and is being interpreted to create a structural model that will be used to help plan drill holes in 2015. At Sunrise Dam all mine exploration was focused on Mineral Resource definition and extension to support the underground mine. Drilling totalled 53,100m for the year – 67% diamond core and 33% UG-RC. Drilling in 2014 targeted the Vogue/Dolly area (42%); Cosmo East (23%); Sunrise Shear (22%) and GQ South (13%). Drilling in Vogue/Dolly defined an Indicated Mineral Resource above the 1,700mRL, in line with the plan to start mining stopes in the upper part of Vogue/Dolly area in 2015. In Cosmo East, the mining area has now been upgraded to an Indicated Mineral Resource down to the ~1,500mRL, enabling planned mining below the current 1,625mRL level. The 2015 programme is on more extensional drilling and defining new areas to replenish the Inferred Mineral Resource.

More detail on the company's exploration work for the year is included under the Exploration updates on the website at www.anglogoldashanti.com.

TECHNOLOGY AND INNOVATION

Towards a new mining method for ultra-deep South African mines

The long-term future of our South African mining operations lies in extracting ore from depths never before achieved and where safety and cost considerations preclude the use of conventional mining practices. Safety is paramount, and at AngloGold Ashanti our approach to addressing the challenges of depth is to design and develop innovative mechanised methods that remove miners from hazardous and unhealthy working places.

To overcome the challenges of depth we established the AngloGold Ashanti Technology Innovation Consortium (ATIC) charged with investigating and devising ways of safely mining all of the gold, all of the time and at greater depths than those at which we currently operate. The key component of the new mining method under development is the use of mechanical boring techniques targeting the gold reefs alone, thereby minimising dilution, while reducing or even eliminating seismicity risks.

An initial test site was established at TauTona mine in South Africa where reef-boring applications are being tested along with that of ultra-high strength backfill (UHSB). The success of this technology will enable the wider deployment of small-scale prototype units, initially targeting mining opportunities not currently available using conventional practices.

In 2014, ATIC which includes a group of original-equipment manufacturers, made significant progress in advancing and differentiating the profiles of the individual key technology projects. Progress on developing technologies for safe, automated mining for selective use at our deep-level mines is as follows:

Ore body knowledge and exploration – geological drilling

Geological drilling is a key area of development for the new mining method. ATIC determined that a solution for fast and accurate geological information of the complex vein structures will be required to ensure that only the gold is being mined during the reef boring process. During 2014, significant progress was made in achieving targeted drilling rates with no loss in accuracy. An overall 294m depth (drill string length available) was reached in line with the set target of 8m/hour and depths of between 270m-300m. Reverse circulation is currently undergoing technical development to convert it into an underground application that can operate efficiently.

> *" A new mining method is being developed to safely mine all of the gold, only the gold, all of the time."*

" We have progressed beyond initial trials and are in the preliminary stages of producing from trial sites as we work to develop an optimal methodology for high-stress pillar environments. "

Reef boring

The developments of the reef boring technologies have progressed beyond initial trials and are in the preliminary stages of producing ore from trial sites. Reef boring machines in three different sizes have been commissioned in an attempt to address the variable reef channel widths that reside in the deep underground mining environment of AngloGold Ashanti's assets. These machines have been commissioned and, in many cases, deployed to the operating environment for testing and further improvement. The biggest challenges were found in areas with softer footwall conditions, typically associated with the C-reef ground. The commissioning, application and development of reef boring machines will continue at various prototype sites. Work teams will continue to focus on improving technical and work management aspects of machine performance toward design expectations.

- **Machine manufacturing:** Four medium-reef (width 400-800mm) machines and two small-reef (width 0-400mm) machines were manufactured and delivered. Final design of the MK4 machine was approved and manufacturing is in progress. Delivery is expected in the second quarter of 2015 for the extension test site at TauTona mine.

- **TauTona – test site:** 30 holes were drilled during the year at diameters of between 660mm and 720mm to address changing reef channel. Improvement in the drilling theory remains a focus area and different reamer cutter configurations were tested. Due to the reef channel increasing, more holes will be drilled and the further information obtained will allow us to evaluate the extent to which the reamers can be deployed at the prototype sites.

- **TauTona mine – prototype site:** Three medium-reef (width 400mm-800mm) Atlantis machines were commissioned at TauTona and were progressively deployed at different prototype sites on 97 Level where a total of 28 holes were drilled. Industrial and mechanical engineers assisted with support on technical and work management aspects to improve machine performance to reach design expectations. One machine was modified to allow it to operate in raise-boring mode, whereby the machine is set up on an upper level and connected for drilling downwards.

- **Great Noligwa and Kopanang:** Testing started using the new hydro-power equipment, the narrow-reef (0-400mm) machine. Nine holes were drilled. This drilling method requires a double-pass drilling sequence where an initial pilot or direction hole is drilled, followed by a larger diameter cutter that reams the initial hole to a greater width. Drilling of the 115mm pilot holes succeeded in delivering acceptable drilling rates and directions. However, reaming with 250mm and 350mm reamers remains a challenge as the softer footwall conditions associated with the C-reef ground caused the cutter head to diverge from the direction hole into the barren rock below the reef. It was decided to test the technology in the Vaal Reef where footwall conditions are more consistent, and the machine was moved to Kopanang.

  Thermal spalling which has shown encouraging results in initial tests at Kopanang will be considered for extracting the narrow C-reef vein at Great Noligwa.

- **Site equipping:** In 2014 equipping of the prototype sites was completed and work continues on equipping sites for 2015.

Ultra high-strength backfill (UHSB)

The successful development of the UHSB product, together with the reef-boring technology for use in mining applications as a support medium, creates the potential for the earlier-than-planned mining of shaft pillars, the pre-extraction of planned stabilising pillars and post-extraction of existing stabilising pillars.

During the year, alterations were made to the underground backfill plant at TauTona mine to enhance the efficiency of the system. All available reef-bored holes in the prototype production block and test site have been filled. A data-logging software system was installed and commissioned in the prototype production site and a tailings dry plant has been commissioned on surface.

Surface testing to increase the mixing volume from 4m³/hour to 8m³/hour produced positive results. Alternative mixing methodologies were developed with a laboratory-scale mixer in Germany. A full-scale prototype mixer was manufactured, delivered and commissioned. Initial trials gave positive results, now the mixing trials are focused on increasing the volume per mix as well as to reduce the mixing times.

REHABILITATION AND CLOSURE

Preparations for rehabilitation and closure are integral to mine planning and development, and evolve from the start of exploration to the end of mining activity. Closure planning, which takes into account community livelihoods and land rehabilitation, continues throughout the life of the mine and is integrated into daily business activities, beginning at the very start of projects and operations. Integration takes into account the end use of land and, where applicable, open pits. Waste rock dumps are designed and constructed to maximise opportunities for progressive rehabilitation. In addition sustainable livelihood developments are incorporated into each operation's community investment programmes.

This being an integral part of every operation's life cycle, includes the assessment of associated liability costs and the assurance of adequate financial provision to cover these costs, as well as optimised planning to ensure closure costs are minimised.

Mining operations may be halted permanently or temporarily before a mine's Mineral Resource or Ore Reserve are fully depleted. This may be for a multitude of individual or combined reasons than can include a decline in the gold price, excessive cost inflation, labour issues, political risk, safety or environmental issues. AngloGold Ashanti takes these possibilities into account to ensure that its responsibilities to rehabilitation and commitment to leaving a positive legacy once mining has ceased are fulfilled.

Our remediation obligations are integral to the environmental management plans (EMPs) of each of our operations and comply fully with the requirements of the regulatory authorities. And while we prepare for the physical liabilities we also prepare for their costs.

Our closure, decommissioning and restoration liabilities are appraised each year – both their costs and the work that will be involved. The likely quantum of costs and their timing can be estimated within reasonable limits based on our current knowledge of the effects mining has had on the environment. Costs can also be estimated based on expectations of the technologies likely to be available when remediation takes place, on likely future legal and regulatory enactments and on previous experience of remediation.

In making these estimates we use conventional financial methodologies to calculate the present value of the financial settlement obligations and their timing. Future cash flows are based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money. Our estimate of the group's rehabilitation obligation increased to $851.0m at the end of 2014, from $728.4m at the end of 2013 as a consequence of a number of factors. The year-on-year increase in rehabilitation liabilities is due to the annual revision in the life-of-mine plans, changes in assumptions such as the discount and inflation rates and an increase in cost estimates.

We are confident that our provisions are adequate and that we shall be able to honour our remediation obligations as and when our operations approach closure.

"Closure planning continues throughout the duration of a project and the life of mine."

Rehabilitation liabilities per operation ($ million)

Operation	2014			2013
	Restoration	Decommissioning	Total	Total
South Africa	**12.2**	**71.3**	**83.5**	78.1
Great Noligwa	0.2	2.3	2.5	7.0
Kopanang	1.1	11.0	12.1	10.6
Moab Khotsong	4.2	19.0	23.2	18.8
TauTona [1]	2.7	10.3	13.0	10.7
Mponeng	1.1	1.7	2.8	1.2
Legacy projects				
– Vaal River	–	7.4	7.4	6.8
– West Wits	–	3.5	3.5	4.5
– Other	0.4	–	0.4	0.5
Mine Waste Solutions	2.5	15.4	17.9	17.4
Nufcor SA	–	0.7	0.7	0.6
Continental Africa	**291.9**	**171.3**	**463.2**	411.0
Ghana				
Iduapriem	34.8	8.3	43.1	37.2
Obuasi	153.7	63.6	217.3	183.5
Mpasatia (Bibiani pit)	10.0	–	10.0	9.6
Guinea				
Siguiri	36.4	38.8	75.2	69.9
Mali [2]				
Morila	3.8	1.2	5.0	4.8
Sadiola	13.6	12.5	26.1	27.3
Yatela	6.1	10.1	16.2	14.6
DRC				
Mongbwalu	2.8	1.8	4.6	7.2
Kibali [2]	–	6.9	6.9	3.7
Tanzania				
Geita	30.7	28.1	58.8	53.2
Australasia	**32.0**	**33.5**	**65.5**	53.1
Australia				
Sunrise Dam	21.1	11.3	32.4	29.3
Tropicana	10.9	22.2	33.1	23.8
Americas	**221.9**	**50.9**	**272.8**	236.6
Argentina				
Cerro Vanguardia	42.0	15.5	57.5	47.3
Brazil				
AngloGold Ashanti Mineração	55.8	19.6	75.4	86.5
Serra Grande	14.8	6.6	21.4	22.4
United States of America				
Cripple Creek & Victor	103.6	9.2	112.8	78.7
Colombia				
La Colosa	5.7	–	5.7	1.7
Other	**4**	**–**	**4**	–
	562.0	327.0	889.0	778.8
Less equity-accounted investments included above [2]	(7.3)	(30.7)	(38.0)	(50.4)
	554.7	296.3	851.0	728.4

[1] Includes Savuka.

[2] The equity-accounted investments refer to the Mali assets and Kibali in the DRC.

ONE-YEAR OUTLOOK

The forecasts provided for 2015 take into account current market conditions, the outlook for commodity prices, particularly that of oil, and the outlook for global economic growth*.

KEY GROUP FORECASTS:

Production	4.0Moz – 4.3Moz
All-in sustaining costs	$1,000/oz – $1,050/oz
Capital expenditure	$1.0bn – $1.1bn

*   Production and cost estimates do not take into account the impacts of any unforeseen operational disruptions, changes to the projects or changes to the asset portfolio/operating mines.

Forecasts of expected production, costs and capital expenditure for 2015

For the year ending 31 December 2015	Production (000)oz	Total cash costs $/oz	All-in sustaining costs** $/oz	Capital expenditure $m	Non-sustaining capital $m	Sustaining capital $m
South Africa	1,180 – 1,268	797 – 849	1,024 – 1,075	272 – 299	43 – 48	229 – 251
South Africa	1,180 – 1,268	797 – 849	1,024 – 1,075	272 – 299	43 – 48	229 – 251
Continental Africa	1,252 – 1,346	788 – 839	963 – 1,011	313 – 345	122 – 134	191 – 211
Ghana	193 – 207	1,054 – 1,122	1,292 – 1,357	62 – 68	22 – 25	40 – 43
Guinea	240 – 257	914 – 973	1,125 – 1,181	45 – 49	–	45 – 49
Mali	101 – 109	1,017 – 1,083	1,112 – 1,168	9 – 10	–	9 – 10
Tanzania	461 – 496	681 – 725	902 – 947	85 – 94	–	85 – 94
DRC	257 – 277	573 – 610	617 – 648	112 – 124	100 – 109	12 – 15
Americas	1,006 – 1,080	703 – 748	957 – 1,005	340 – 374	95 – 106	245 – 268
Argentina	248 – 266	666 – 709	927 – 973	61 – 67	–	61 – 67
Brazil	503 – 540	692 – 737	1,018 – 1,069	157 – 173	–	157 – 173
Colombia	–	–	–	10 – 11	–	10 – 11
United States of America	255 – 274	759 – 809	866 – 910	112 – 123	95 – 106	17 – 17
Australasia	562 – 606	794 – 845	953 – 1,001	71 – 78		71 – 78
Australia	562 – 606	794 – 845	953 – 1,001	71 – 78	–	71 – 78
Other	–	–	–	4 – 4	–	4 – 4
AngloGold Ashanti	4,000 – 4,300	770 – 820	1,000 – 1,050	1,000 – 1,100	260 – 288	740 – 812

Based on the following assumptions: R11.6/$, $/A$0.85, BRL2.60/$; AP9.50/$; Brent crude at $70 per barrel.

** Group level all-in sustaining cost guidance includes corporate and marketing costs.

Other illustrative estimates

$m	Outlook 2015
Depreciation and amortisation	860
Corporate and marketing costs	95 – 110
Expensed exploration and evaluation costs (including equity-accounted investments)	155 – 175
Interest and finance costs (income statement)	270
Interest and finance costs (cash flow)	240

P119-136

120 Corporate governance
130 Remuneration and performance
136 Approvals and assurances

This section presents information on those functions which underpin our business, namely, governance, remuneration and assurance.

ACCOUNTABILITY

WE ARE ACCOUNTABLE TO ALL STAKEHOLDERS

119

CORPORATE GOVERNANCE

Good corporate governance is an integral part of the group's sustainability. Adherence to the standards and recommendations set out in the King III Report and other relevant laws and regulations is vital to achieving our strategic priorities.

Corporate governance forms an overarching framework in which our business operates and we are committed to promoting good governance and ethics within all areas of our business. To achieve this, the group continues to enhance and align its governance structures, policies and procedures to support its operating environment and strategy.

Application of King III principles

The application and adherence to the King III principles continues to be a key focus. AngloGold Ashanti reviewed its application of the King III principles against the JSE Listings Requirements through the Governance Assessment Instrument tool of the Institute of Directors Southern Africa and is satisfied that it has substantially applied the King III principles. A detailed analysis of the company's compliance with Chapter 2 of the King Code of Governance for South Africa, dated March 2015, is available on the company's website, www.anglogoldashanti.com.

GOVERNANCE REVIEW

The company is governed by a unitary board of directors, the composition of which promotes the balance of power and of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised nine directors, seven independent non-executive directors and two executive directors. Each year, one-third of AngloGold Ashanti's directors retire and their re-election is subject to the approval of the shareholders at the annual general meeting.

The reappointment of non-executive directors is subject to eligibility and performance. The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed annually.

It is the responsibility of our board to exercise oversight of governance throughout the organisation. We acknowledge that sound governance principles and practices underpin the creation of value and the sustainability of our business, and are thus crucial to the achievement of our business objectives. We also recognise that strategy, performance, sustainability and risk are inseparable. Our value-driven culture and code of ethics underpin AngloGold Ashanti's governance structures and processes, committing the company to high standards of business integrity, and ethics in all its activities.

The governance of the company is guided by internal policies and external laws, rules, regulations and best practice guidelines, details of which are available on the company's website at www.anglogoldashanti.com/sustainability. Our governance structures and processes are reviewed regularly and adapted to accommodate internal developments and reflect national and international best practices.

" *AngloGold Ashanti has a unitary board that comprised nine directors in all at year-end 2014. Post year-end, the appointment of an additional two directors became effective.* "

Role of the chairman

The roles and responsibilities of the Chairman are documented and approved by the board and are separate from those of the Chief Executive Officer (CEO). The Chairman leads the board and is responsible for ensuring its effectiveness in discharging its duties. The Chairman is re-appointed annually in accordance with King III and the results of the annual performance evaluation guide this process.

"The role of the board is for the mutual benefit of all stakeholders… [which] includes the setting, monitoring and review of strategic targets and objectives [for the company]."

THE BOARD

Role of the board

The overriding role of the board is to ensure our long-term sustainability and success, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The duties, responsibilities and powers of the board, the delegation of authority and matters reserved for the board's authority are all set out in the board charter, which is available on the company's website, www.anglogoldashanti.com.

Board proceedings

The board meets six times a year, with additional meetings arranged when necessary. The strategies of AngloGold Ashanti are discussed and agreed on with executive management in an annual strategy session.

Role of the lead independent director and deputy chairman

In February 2014, given the then non-independence of the newly-appointed Chairman and in line with the recommendations of King III, the board appointed Prof Nkuhlu as lead independent director and from March 2014 as deputy chairman. The principal role of the lead independent director and deputy chairman is to act when the board Chairman is not present or is unable to perform his duties for any other reason, and to serve as liaison between the non-executive directors and the board Chairman.

Role of the Chief Executive Officer and the Executive Committee

The group's Chief Executive Officer is responsible for the execution of the company's strategy and reports to the board. He chairs the Executive Committee that comprises nine members, who is responsible for the day to day management of the group's affairs. The committee's work is supported by country and regional management teams as well as group corporate functions.

Chief Financial Officer

Christine Ramon was appointed Chief Financial Officer on 1 October 2014 following the resignation of Richard Duffy as Chief Financial Officer on 30 September 2014. As required by the JSE Listing Requirements, the Audit and Risk Committee, at its various meetings during the course of 2014, considered and expressed its satisfaction at the level of expertise and experience of Christine Ramon and Richard Duffy as Chief Financial Officers of AngloGold Ashanti during 2014.

The Audit and Risk Committee concluded that, they, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the Chief Financial Officer's report included in the >AFS.

CORPORATE GOVERNANCE continued

Appointment and rotation of directors

Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of a prospective board member and the requirements of the Director's Fit and Proper Standards of the company, as well as regional demographics are considered in appointing board members. New directors are appointed pursuant to the recommendations of the Nominations Committee, which conducts a rigorous assessment of the credentials of each candidate. Newly appointed directors are elected at the next annual general meeting following their appointment and stand for approval by shareholders.

In terms of the company's Memorandum of Incorporation (MOI), one third of the directors are required to retire at each annual general meeting and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to stand for re-election are Nozipho January-Bardill, Professor Wiseman Nkuhlu and Rodney Ruston.

The summary of the background and qualifications of each director are set out under the section on the Board of Directors and on Executive Management from page 53 of this report.

Remuneration of directors

Non-executive directors receive fees for their services as directors including fees for their membership of committees and an allowance for travelling internationally to attend meetings. These fees and allowances are fixed by shareholders at the Annual General Meeting. Following the review carried out and on the recommendation of the Remuneration and Human Resources Committee, the non-executive directors unanimously agreed that they were appropriately remunerated and rejected an increase in remuneration.

Further details of the executive and non-executive directors' remuneration and fees are included in group note 35 to the **>AFS**.

Directors' interests

Directors are required to declare their interests annually and to disclose any conflicts of interest, if and when they arise, to determine whether there are any that conflict with their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest Register is updated by the company secretary and circulated at each board meeting.

Directors' dealings in shares and closed periods

The Company Secretary informs the board and AngloGold Ashanti's employees of its closed and prohibited periods, during which trade in AngloGold Ashanti shares by executive directors, senior divisional management and restricted participants in the company's various share incentive schemes is prohibited. The closed and prohibited periods remain in force until the publication of the final and quarterly results. Any period where the company is trading under cautionary announcement is also classified as a closed and prohibited period. All directors' dealings require the prior approval of the Chairman and the Company Secretary who retains a record of all such share dealings.

" The principles of King III are applied to ensure the effectiveness of corporate governance practices."

" Key activities of the board and committees are aimed at promoting the economic stability of our business. "

Independence of directors

King III provides that assessment of the independence and performance of directors who have been serving on the board for more than nine consecutive years should be more rigorous than for those who have been appointed more recently. As at 31 December 2014, none of the company's independent directors had served for that length of time.

Determination of independence of directors is guided by King III, the Companies Act, the requirements of the JSE and the NYSE independence test, the company's internal policy on independence, as well as best practice. All directors were found to be independent in terms of character and judgement and the chairman of the board became independent in November 2014.

Performance evaluation 2014

The board of AngloGold Ashanti requested the assistance of a facilitator to manage an evaluation of the performance of:

- The board
- The board chairman
- The lead independent director
- Deputy chairman
- Individual directors
- The Company Secretary
- Board committees

The board further requested an evaluation of the independence of board members. The evaluation is carried out every third year by an external party and the other two years the Company Secretary facilitates the process.

The results were discussed by the Nominations Committee and the board in February 2015 and an action plan was being developed for areas of refinement.

Company Secretary

The Company Secretary, Ria Sanz, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the company secretary in December 2014 and was satisfied that Ria Sanz is qualified to serve as company secretary. The board also confirmed her independence and her arms-length relations with the board, noting that she is not a director of the company and has no personal connections with any of the directors. Her qualifications and experience can be viewed in the sections entitled Board of Directors and Executive Management in this report and on the website, www.anglogoldashanti.com.

Post year-end events – changes to board of directors

Maria Richter and Albert Garner were appointed independent non-executive directors of the company, with effect from 1 January 2015.

CORPORATE GOVERNANCE continued

BOARD COMMITTEES

Restructuring

Following the restructuring of the committees of the board during 2014, the committees have achieved the anticipated expectation to cut cost, reduce meeting days and improve efficiency. The functioning of the committees is guided by their terms of references which were approved by the board during 2014 and are reviewed annually or as required.

The committees in place as at 31 December 2014 were as follows:
Audit and Risk Committee
Social, Ethics and Sustainability Committee
Remuneration and Human Resources Committee
Nominations Committee
Investment Committee

Audit and Risk Committee

Brief summary of responsibilities:

The Audit and Risk Committee oversees the integrity of financial reporting, the existence of proper internal controls, the integrity of the Integrated Report and risk management processes and assesses the company's continuing ability to operate as a going concern. It will assist the board overseeing IT governance, risk management and the implementation of a group ethics and regulatory compliance programme. It will ensure the company has qualified external auditors and internal auditors. It will also assess the experience of the finance function and the Chief Financial Officer. More detailed information on the committee's achievements is available in the committee chairman's report on page 41 **>AFS**.

The latest approved Audit and Risk Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, is available on the company's website, www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx

Social, Ethics and Sustainability Committee

Brief summary of responsibilities:

The key responsibility of the committee is to assist the board in monitoring matters relating to safety, health and the environment, ethical conduct and to ensure that the company develops and behaves as a responsible corporate citizen. It will ensure that the sustainability strategy positions the company as a leader in mining and that the objectives are effectively integrated into the business. More information on the committee's achievements is available in a podcast interview with this committee's chairman, which can be accessed in the **>SDR** at www.aga-reports.com/14/sdr /#messages/chairperson.

The latest approved Social, Ethics and Sustainability Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, is available on the company's website, www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx.

" It is also the board's responsibility to ensure that AngloGold Ashanti is and is seen to be a responsible corporate citizen."

"The functioning of the committees is guided by the terms of references… which are reviewed annually or as required."

Remuneration and Human Resources Committee

Brief summary of responsibilities:

This committee assists the board in ensuring that AngloGold Ashanti's remuneration policies are in its long-term interest. It will ensure that in terms of the decisions made, non-executive directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that shareholder value is delivered. It will assist the board in the development of the company's human resources environment. More information on the achievements of the committee is available in the Remuneration Report on page 27 **>AFS**.

The latest approved Remuneration and Human Resources Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, is available on the company's website, www.anglogoldashanti.com/en/About-Us/corporate governance/Pages/default.aspx

Nominations Committee

Brief summary of responsibilities:

This committee consists of three independent directors and is chaired by the Chairman of the board. The committee develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the chairman, deputy chairman, lead independent director, chief executive officer, senior management and the company secretary, and at the same time gives full consideration to succession planning and leadership in the group. It reviews the board, including the balance of skills, experience and independence. It develops and implements annual evaluation processes, whether internally or externally.

The latest approved Nominations Committee Terms of Reference, containing detailed information regarding the committee's responsibilities, mandate and policy on appointments to the board, is available on the company's website, www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx

Investment Committee

Brief summary of responsibilities:

This committee assesses individual capital projects and investment and divestment opportunities to ensure that investments, divestments and financing proposals are in accordance with AngloGold Ashanti's primary objective of creating shareholder value on a sustainable long-term basis.

The latest approved Investment Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, is available on the company's website, www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx.

BOARD AND COMMITTEE MEETING ATTENDANCE

The composition of the board and committees at the date of this report and attendance at meetings during 2014 are disclosed in the table below:

Name of director	Board	Audit and Risk	(12) Audit and Corporate Governance	(12) Risk and Information Integrity	Remun-eration and Human Resources	Social, Ethics and Sustain-ability	(13) Social, Ethics and Transfor-mation	(13) Safety, Health and Environment	Nomination	Investment
SM Pityana [1]	8/8			1/1	4/4	3/3	2/2	1/1	7/7	1/1
RN Duffy [2]	6/6									2/2
R Gasant [3]	8/8	3/3	3/3	1/1					3/3	4/4
DL Hodgson [4]	6/6					3/3				3/3
NP January-Bardill [5]	7/8		2/3		3/3	3/3	2/2	1/1	3/3	
MJ Kirkwood [6]	8/8	3/3	3/3		4/4		1/2		7/7	1/1
Prof LW Nkuhlu [7]	8/8	3/3	3/3	1/1	4/4		2/2	1/1	6/7	2/2
KC Ramon [8]	2/2									
RJ Ruston [9]	8/8	3/3		1/1	1/1		2/2	1/1	3/3	4/4
TT Mboweni [10]	2/3				2/2				2/3	1/2
S Venkatakrishnan [11]	8/8			1/1		3/3				1/1

[1] Sipho Pityana who was a non-executive director of the board since 2007, was appointed Non-Executive Chairman of the board of directors on 17 February 2014. Following a re-assessment during November 2014, he was declared independent. He stepped down as a member of the Investment Committee on 1 May 2014.

[2] Richard Duffy resigned effective 30 September 2014 as Chief Financial Officer and executive director. He became a member of the Investment Committee on 1 May 2014.

[3] Rhidwaan Gasant stepped down as a member of the Nominations Committee on 1 May 2014.

[4] Dave Hodgson was appointed as an independent non-executive director on 24 April 2014. He became a member of the Investment Committee as well as the Social, Ethics and Sustainability Committee on 1 May 2014.

[5] Nozipho January Bardill was appointed a member of the Remuneration and Human Resources Committee on 1 May 2014. She stepped down as a member of the Nominations Committee and the Audit and Risk Committee on 1 May 2014.

[6] Michael Kirkwood was appointed a member of the Audit and Risk Committee on 1 May 2014. He stepped down as a member of the Investment Committee on 1 May 2014.

[7] Prof Wiseman Nkuhlu was appointed Lead Independent Director in terms of the recommendations of King III with effect from 17 February 2014. With effect from March 2014, Prof Wiseman Nkuhlu was appointed Deputy Chairman. He became a member of the Investment Committee on 7 July 2014.

[8] Christine Ramon was appointed Chief Financial Officer and executive director on 1 October 2014 and a member of the Investment Committee on 1 November 2014.

[9] Rodney Ruston stepped down as a member of the Remuneration and Human Resources Committee and the Nominations Committee on 1 May 2014.

[10] Tito Mboweni stood down as independent non-executive chairman of the board on 17 February 2014, and announced on the same day that he would not be standing for re-election as a director of the company at the annual general meeting on 14 May 2014. He stepped down as a member of the Nomination Committee on 1 May 2014.

[11] Srinivasan Venkatakrishnan stepped down from the Investment Committee on 1 May 2014.

[12] These two committees were dissolved in May 2014 as part of the restructuring and combined into the Audit and Risk Committee.

[13] These two committees were dissolved in May 2014 as part of the restructuring and combined into the Social, Ethics and Sustainability Committee.

ETHICAL LEADERSHIP AND RESPONSIBLE CORPORATE CITIZEN

The board ensures at all times that the company is, and is seen to be, a responsible corporate citizen. The board not only considers the financial performance of the company, but also strives to enhance and invest in the economic life of the communities in which it operates, society in general and the environment. The Executive Committee is responsible for ensuring these values are adhered to. The board's Social, Ethics and Sustainability Committee ensures the application of these principles.

The Code of Business Principles and Ethics (Our Code), launched in 2010, is the defining document on AngloGold Ashanti's values and ethics. The board and management recognise the importance of ethical behaviour by all employees, directors and related parties at all times as we strive to generate competitive shareholder returns and create value for all stakeholders. The principles of King III facilitate the monitoring of the company's performance from the perspective of ethics.

Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

Our Code has been translated into four languages and is available on the corporate website, www.anglogoldashanti.com, the intranet and DVD.

AngloGold Ashanti holds all employees, directors and officers accountable for complying with Our Code and policies, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which AngloGold Ashanti does business. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal. No employee, director or officer will be disciplined or otherwise victimised for raising a concern in good faith.

> *The Serious Concerns Committee has been constituted to monitor and oversee governance internally at a senior level across the group.*

We have promoted our whistle-blowing communication channels that include hotlines, text messaging, email and web facilities, which are administered by a third party. Use of these facilities is promoted by means of posters at all locations. Employees, directors, officers and external parties may use the hotlines, anonymously if they wish, to report concerns. All concerns are carefully investigated and, wherever possible, feedback is provided to the person raising the concern upon request.

Sustainability is an integral part of how AngloGold Ashanti does business. Our commitment to achieving operational excellence in a safe and responsible way benefits all our stakeholders, including our employees, Government and the communities in which we operate. Our efficient use of resources, together with the provision of a safe and healthy working environment, contributes to the sustainability of our business and the environment.

The Serious Concerns Committee

The Serious Concerns Committee (SCC) is an internal oversight governance committee that became active in early 2014. Its primary responsibility is to discuss, review and engage with (as appropriate) allegations and investigations of unethical behaviour concerning senior-level employees across the group. The SCC will ensure that all individuals are accountable for violations of Our Code and related policies regardless of seniority or position. The SCC will also review reports related to the compliance programme (including whistleblowing, compliance training, gift declarations and conflicts of interest).

Membership of the SCC currently includes the Vice President – Group Legal, Ethics and Compliance (chairperson), the Senior Vice President – Group Internal Audit, the Chief Financial Officer, the Executive Vice President – Legal, Commercial and Governance and Company Secretary, and the Executive Vice President – People and Organisational Development. The SCC meet quarterly and on an ad hoc basis as appropriate.

CORPORATE GOVERNANCE continued

LEGAL, ETHICAL AND REGULATORY COMPLIANCE

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

During 2014, group compliance activities aimed at enhancing the company's governance. Key among these activities were:

- the continued global roll-out of awareness training on Our Code by means of both online training, DVD training for those without computer access, and "in person" training on key risk areas

- continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation like the Foreign Corrupt Practices Act, and adaptable on an operational level to enhance the effectiveness of the compliance framework

- development and adoption of a global supplier code of conduct and the implementation of a risk-based third party due-diligence process for both suppliers and agents/intermediaries

- development and utilisation of a methodology for continuous improvement in compliance and a review of compliance policies as well as the use of compliance metrics in internal audits

- the continued roll-out of online anti-bribery and anti-corruption training, as well as "in person" training at various operations

- revision and issuance of new policies and procedures, including the development of an investigation reporting standard for the company and central database for recording incidents across disciplines (including legal, whistleblowing, security and group forensics)

- assessment of the automated group gifts, hospitality and sponsorship and conflicts of interest registers

- enhanced communication of compliance initiatives across the group through, among other channels, monthly newsletters and other corporate communications

- additional efforts to provide automated access to track and monitor compliance with laws and regulations, including self-certification processes and legal register, by country.

External and internal standards and voluntary codes

AngloGold Ashanti adheres strictly to legislative and regulatory compliance, including several external standards and voluntary standards which are listed below.

We are a member of and a signatory to the:
- International Council on Mining and Metals (ICMM)
- Principles of the United Nations Global Compact (UNGC)
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights

- Voluntary Principles on Security and Human Rights (VPSHR)
- World Gold Council's Conflict-Free Gold Standard (WGC CFGS)

We are committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights
- International Labour Organisation (ILO) standards

In addition, we have group policies and charters to which we adhere.

Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.

AngloGold Ashanti's shares are registered with the Securities and Exchange Commission (SEC) in the United States and therefore the company is subject to the various laws regarding securities that are applicable in that country.

South African Employment Equity Act 55 of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour on 10 December 2014, covering the period 1 August 2013 to 31 July 2014. A copy of the report is available on the AngloGold Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled "Employment Equity Reports".

Governance – supply chain management and procurement policies

Supply chain management is about more than just procuring the right product, at the right time and in the right quantities. Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efficiency, relationships and reputation and, ultimately, affect our long-term sustainability. As a global company operating on most of the world's continents, responsible management of the supply chain is an increasingly important ethical and human rights consideration for our business. External ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, and particularly in the case of developing countries.

We have adopted a cross-functional approach to supply chain management to ensure best practice while complying with international human rights and labour standards and ensuring the economic participation of local stakeholders.

REMUNERATION AND PERFORMANCE

AngloGold Ashanti's core leadership philosophy of "People are the business …. Our business is people" drives our remuneration approach to ensure an ongoing focus on retaining our employees in turbulent times through fair, transparent and competitive remuneration in the appropriate market.

REMUNERATION PHILOSOPHY

At an executive level, AngloGold Ashanti's policy is designed to assist us in competing in a global market. Particular focus is placed on ensuring that the market remains relevant with a full review of market comparators having taken place in 2014. Regional and local remuneration benchmarking practices are applied when reviewing lower management levels and non-managerial staff in the organisation.

Remuneration is comprised of guaranteed and "at risk" or variable elements which vary in quantum and design, based on the organisational level and the area in which employees operate. All these remuneration elements are, however, directed at retaining our employees. Our remuneration policy therefore focuses on:

- Remunerating in such a way that the behaviours and performance of our employees and executives are aligned, bringing together the strategic goals of the organisation, shareholders and employees
- Ensuring that the performance metrics are demanding, sustainable and cover all aspects of the business including both the key financial and non-financial drivers
- Structuring remuneration ensuring that our values are maintained and the correct governance frameworks are applied across our remuneration decisions and practices
- Applying the appropriate remuneration benchmarks
- Providing competitive rewards to attract, motivate and retain highly skilled executives and staff.

Board remuneration

With the appointment of a new Chairman in 2014, a review of the board structure and meeting attendance was conducted. This led to a revision of the sub-committees and their terms of reference. These sub-committees were consolidated from seven into five, and the role of the Lead Independent Director and Deputy Chairman was introduced. These changes resulted in a review of board and sub-committee fees and a change in their market positioning.

Benchmark data for director fees is provided to AngloGold Ashanti by the bespoke survey conducted by Mercer Consulting (South Africa) Pty Limited and the annual PwC survey of non-executive directors' fees and practices.

Non-executive board members at AngloGold Ashanti do not participate in any incentive schemes nor do they receive share allocations. The full details of non-executive pay for 2014 can be viewed in the >AFS from page 35.

"Our policy is to align remuneration and rewards with our strategic goals."

ANGLOGOLD ASHANTI EMPLOYEE REMUNERATION

The following table provides an overview of benchmarking and the components of employee remuneration from the executive team through to non-managerial staff:

	CEO, CFO (executive directors) and Executive Committee members	Managers	Non-managerial employees
Market benchmarking	Global comparator group benchmark for both fixed and variable pay (bespoke bench-marking survey conducted by Mercer Consulting (South Africa) Pty Limited). The newly introduced comparator group consists of an increased group of 14 companies which is aligned with AngloGold Ashanti in terms of size and geographic spread.	Global, regional or local market benchmark, depending on the scope of the role and whether or not there is a skills shortage.	Local market pay, determined mostly through bargaining units' collective agreements and wage negotiations.
Market positioning	Targeted at the market median; where there is a shortage of skills and/or key technical skills, pay is higher than the benchmark and targeted at the 75th percentile.	Targeted at the market median; where there is a shortage of skills and/or key technical skills, pay is higher than the benchmark and targeted at the 75th percentile.	Pay determined either through collective bargaining or targeted at the market median; where there is a shortage of skills and/or key technical skills, pay is higher than the benchmark and targeted at the 75th percentile.
Base salary	A competitive salary provided to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected.	A competitive salary provided to employees to ensure that their experience, contribution and appropriate market comparisons are fairly reflected.	Collective bargaining agreed pay and/or competitive pay to attract and retain employees. Performance-based where not aligned under collective bargaining agreements, and aligned both to internal and external markets.
Benefits (medical aid, retirement, annual leave, tax support, etc.)	Legislatively compliant, aligned with applicable global and local benchmarks. Used to enhance the employee value proposition.	Legislatively compliant, aligned with applicable global and local benchmarks. Used to enhance the employee value proposition.	Legislatively compliant, aligned with applicable regional and local benchmarks. Used to enhance the employee value proposition.

	CEO, CFO (executive directors) and Executive Committee members	Managers	Non-managerial employees
Short-term incentives	The Bonus Share Plan (BSP) is AngloGold Ashanti's short-term incentive initiative. It is a measurement of company, individual and business unit performances and takes into account financial and non-financial metrics. The BSP is awarded as a percentage of pay and is delivered as a cash bonus and deferred shares which vest over a two-year period (50% on the first anniversary of the cash award and 50% on the second).	Managers can receive either the BSP – as described for directors or executive committee members (at a lower percentage) – or cash bonuses in the form of production bonuses. These production bonuses are typically paid quarterly and reflect safety and production performance. Managers who receive cash payments as production bonuses will still qualify for an award of deferred shares under the BSP.	Non-managerial employees receive production bonuses that are linked to safety and production at the sites and are awarded accordingly (either monthly or quarterly depending on level). Non-managerial employees in corporate functions will receive the cash element of the BSP. No shares are awarded at this level. There remain instances where a limited number of employees qualify for shares on historic grounds.
Long-term incentives	The Long Term Incentive Plan (LTIP) for AngloGold Ashanti is designed for executives and senior managers. It is a grant of shares with a three-year cliff vesting and is subject to company performance conditions.	Senior managers can qualify for the LTIP – this is determined by their job grading (Stratum) level.	There is no LTIP for non-managerial employees.

The graph below illustrates the remuneration mix of all Executive Committee members, management and non-managerial employees.

Average remuneration mix

(%) The percentages are with reference to the base salary



Non-managers 31 22 17

Managers 16 25 30 60

Executive management 16 32 48 156

- Base salary
- Benefits
- Cash bonus (BSP or production)
- BSP shares
- LTIP shares
- Allowances

Notes:
- *Executive management includes the CEO and CFO.*
- *Non-manager mix is illustrated by an example of all Paterson C level and below employees in the South Africa region.*
- *Manager mix is an average of Paterson E band employees.*
- *BSP deferred shares are at 150% of BSP cash bonus for executive management and 120% of BSP cash bonus for managers.*
- *LTIP shares are calculated on an estimated company performance achievement of 38.57% (average for the last three years).*

LINKING STRATEGY, PERFORMANCE AND REMUNERATION

The individual executive key performance indicators (KPIs) used to determine the individual portion of short-term incentives are aligned with the company's strategic focus areas through the following deliverables:

1 **Focus on people, safety and sustainability** – Safety: Improve safety performance and reduce fatalities; People: Develop and retain the people who are the business; and Sustainability: ensure that the we retain our social licences to operate

2 **Ensure financial flexibility** – Being prudent and proactive in balance sheet management by improving earnings, returns and free cash flow; ensuring liquidity and headroom; and by mitigating refinancing risks

3 **Optimise overhead, costs and capital expenditure** – Reduce direct operating costs, overheads and indirect spend and optimise annual total capital spend

4 **Improve portfolio quality** – A strong focus on selecting only key projects that add value to the portfolio

5 **Maintain long-term optionality,** albeit at a reasonable cost – Ramp-up the greenfield exploration programmes at selected international sites

These metrics are defined and further broken down into their specific elements of, for example, safety and health, environment, communities, people, production and costs in the personal KPIs for each executive, along with company targets under the BSP and LTIP. These company remuneration metrics have been reviewed for 2015 and are detailed on page 38 in **>AFS**.

The individual performance metrics for executives will be cascaded through the business to management and other staff who do not participate in production bonuses.

REMUNERATION IN 2014

In 2014, Venkat declared that, in an attempt to reduce the pay gap between the highest and the lowest paid employees and to create stronger levels of trust with employees and stakeholders, he would not take either a salary increase or an annual cash incentive bonus. In order to continue with this sentiment and in recognition of the retrenchments that have taken place in AngloGold Ashanti during 2014, Venkat has again indicated that for 2015 he will not be accepting an annual salary increase.

Retention of the executive team at the time of transition from Mark Cutifani to Venkat was a key concern. Retention bonuses in the form of cash and shares were awarded to key members of the executive team at the time of Venkat's appointment as CEO. These were realised with a payout following on from the end of the 18-month retention period in August 2014. The company extended the payout period for the CEO to March 2015.

Changes in the executive team in 2014 included the appointment of the new CFO, Christine Ramon, in October. Christine's pay was set at a level similar to that of her predecessor Richard Duffy. The executive team was further optimised in number with the consolidation of the role of the Executive Vice President: Corporate Affairs into another executive officer's portfolio and the departure of Yedwa Simelane.

The performance of the short-term incentive in the 2014 financial year was very positive owing to successes achieved across our safety and sustainability disciplines, production growth, delivery of new projects as well as the significant cost savings achieved.

Performance of the long-term incentive reflects the company's performance over the past three years and the impact of the gold price, which declined markedly in 2012, no additions to the Ore Reserve and Mineral Resource, given the decline in price, lower share price and consequential impact on total shareholder return. The overall result was that the payout for this incentive was below target for 2014 at 37.4% of the targets set in 2012.

> *" Performance of the short-term incentive targets was very positive in 2014. "*

REMUNERATION AND PERFORMANCE _{continued}

REMUNERATION OF GLOBALLY MOBILE EMPLOYEES

In remote areas or where there is a high demand for skills that are not available locally, AngloGold Ashanti deploys globally-mobile employees to fill roles on a short- to medium-term basis. Included in the job description of these expatriate employees, is the development of the required skills locally (localisation). Throughout 2014 there was a concerted effort to reduce the number of these globally mobile employees through localisation, repatriation, retrenchment and other initiatives.

Globally mobile employees are compensated in terms of AngloGold Ashanti's expatriate remuneration policy which provides for benefits such as housing, schooling, international medical aid, international pension provisions, cost of living allowances and home leave trips. Where provided, these benefits may be delivered in the form of an allowance, depending on the location and the duration of the assignment.

COLLECTIVE BARGAINING AT ANGLOGOLD ASHANTI

During 2014, we continued to work with organised labour representatives to engage them more meaningfully in dialogue on business issues. In particular, we have engaged with them on the economics of our industry, the gold market and on the legal and statutory framework regulating industrial relations in South Africa. All unions participate and are fully integrated into all statutory labour and ad hoc committees. We have identified and secured agreement for a core leadership team across all unions representing the workforce to undertake an entry-level fundamental management programme at a South African university during 2015. The aim of this initiative is to change the nature of the discourse with organised labour and to move closer to a relationship where we can identify joint business and labour aspirations and chart a pathway to achieving them. Formal recognition agreements are in place with AMCU, Solidarity and UASA while long-standing procedural agreements are in place regarding the NUM.

Towards the middle of 2015, under the auspices of the Chamber of Mines, we in the gold industry will begin biennial wage negotiations with our representative unions. The current labour environment differs markedly from that of 2013, and these negotiations will take place in an environment that has been influenced by a protracted five-month strike in the platinum sector, ongoing inter-union rivalry and competition for dominance and members between the NUM and AMCU.

In the Continental Africa region, union negotiations in Tanzania, Guinea and Mali during 2014 all continued normally with final wage agreements achieved in all locations. In Ghana, there were a large number of negotiations around Obuasi, which are addressed in the restructuring section below.

The Australasian and United States operations do not have collective bargaining agreements in place. Argentina and Brazil both have unions and, as in the Continental Africa region, successfully concluded wage negotiations in 2014.

" In South Africa, we have engaged with the unions on the economics of the gold mining industry, the gold market and the industrial relations statutory framework."

RESTRUCTURING OF MINING OPERATIONS IN 2014

While there were limited retrenchments in most areas across AngloGold Ashanti in 2014 as compared with 2013, a significant retrenchment process was undertaken at the Obuasi operation in Ghana. In accordance with AngloGold Ashanti's Amendment to the Programme of Mining Operations submission to the Ministry of Lands and Natural Resources, which was duly approved, agreement was entered into with the Ghana Mineworkers Union (GMWU) and approved by the Ministry of Labour to retrench the entire workforce of 4,312 full-time AngloGold Ashanti employees at a cost of $210m.

In addition to the agreements and approvals pertaining to the retrenchment and the payment of severance benefits to employees before the end of the fourth quarter, agreements were also entered into with the GMWU regarding the recruitment of some 650 fixed-term contract employees to fulfil roles and activities of the 2015/6 limited operating phase. These agreements provide for a fixed-term contract approach to employment, with salaries continuing to be indexed to the US dollar and increasing in line with US inflation at year-end. Furthermore, the organisational structure at Obuasi has been simplified. Unnecessary supervisory levels have been removed and salary ranges have replaced the previously rigid, multi-leveled salary scales and automatic annual service increments.

In the South Africa region, voluntary retrenchment was offered to employees at managerial and official level. In all, 531 employees applied for voluntary separation which has left labour costs below budget.

EMPLOYEE SHARE OWNERSHIP PLAN IN SOUTH AFRICA

The Bokamoso Employee Share Ownership Plan (ESOP) was launched in December 2006, in partnership with the unions represented at the time: the NUM, Solidarity and UASA. The ESOP was implemented to create an opportunity for AngloGold Ashanti and the unions to ensure closer alignment of the interests of South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of common interests.

Participation in the ESOP was restricted to those employees not eligible to participate in any other AngloGold Ashanti share incentive plan. The ESOP came to an end in November 2014 when the last distribution was made to members. From the December 2006 launch date until completion, a total of $42.97m* was paid to members of the ESOP. Of this $2.32m was paid in dividends, $34.8m as a consequence of the vesting of free and loan shares and $5.85m was due to the proceeds of a rights issue in 2008.

*   *Converted at the average annual exchange rate for 2014 of R10.83/$.*

Currently, an extension to the Bokamoso ESOP is not being considered.

APPROVALS AND ASSURANCES

AngloGold Ashanti's annual reports for the 2014 financial year have been approved and assured as follows:

INTEGRATED REPORT 2014

The Integrated Report for the year ended 31 December 2014, which was recommended by the Audit and Risk Committee for approval by the board, was approved by the board of directors on 19 March 2015.

ANNUAL FINANCIAL STATEMENTS 2014

The Annual Financial Statements for the year ended 31 December 2014 were approved by the board of directors on 19 March 2015. The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Christine Ramon, the group's Chief Financial Officer, and Srinivasan Venkatakrishnan, the group's Chief Executive Officer.

In accordance with the Companies Act, No. 71 of 2008, as amended, the Annual Financial Statements for AngloGold Ashanti Limited, for the year ended 31 December 2014, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found in the Annual Financial Statements 2014.

MINERAL RESOURCE AND ORE RESERVE REPORT 2014

The Mineral Resource and Ore Reserve information as included in the Integrated Report was approved by the board of directors on 19 March 2015.

The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for the Mineral Resource and Ore Reserve Report 2014.

SUSTAINABLE DEVELOPMENT REPORT 2014

The Sustainable Development Report 2014 was approved by the board of directors on 19 March 2015. Independent combined reasonable and limited assurance of this report was provided by Ernst & Young Inc.

P137-145

138 Shareholder information
142 Glossary of terms and abbreviations
144 Forward-looking statements
145 Administration

This section provides useful information on the terms used in this report as well as details of how to contact us should you require further information.

PROVIDING A TRANSPARENT PLATFORM OF INFORMATION TO ALL STAKEHOLDERS

SHAREHOLDER INFORMATION

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 and operates under the South African Companies Act No. 71 of 2008, as amended, with a primary listing on the JSE in South Africa.

COMPANY HISTORY – IN BRIEF

AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti as it is now, was formed in April 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti).

STOCK EXCHANGE LISTINGS

AngloGold Ashanti is an independent gold producer with a diverse spread of shareholders comprising the world's largest financial institutions.

At the end of December 2014, AngloGold Ashanti had 404,010,360 ordinary shares in issue and a market capitalisation of $3.51bn (2013: $4.73bn). As at 19 March 2015, the date of this report, the market capitalisation was $3.80bn.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on stock exchanges in New York (NYSE), in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-register System (CHESS) Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

In September 2014, the company delisted from the London Stock Exchange and terminated the related depositary interest programme with effect from 15 October 2014. Any depositary interests held on the company's UK depositary interest register will be replaced with the equivalent number of fully paid ordinary shares in the company and such holdings will be entered onto the company's Jersey register.

The Jersey register will remain open for approximately 12 months from the date of delisting. Holders of ordinary shares on the Jersey register will be able to trade their shares on any of the exchanges on which the company is listed until the date of closure of the Jersey register. The most liquid exchanges for the company's stock are the JSE and the NYSE.

SHAREHOLDER DIARY

Financial year end:	31 December
Suite of 2014 annual reports published:	31 March 2015
Annual general meeting:	6 May 2015

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL REPORTS

The 2014 suite of annual reports is available on the corporate reporting website, www.aga-reports.com.

Geographic distribution of shareholders
as at 31 December 2014



● United States	49
● South Africa	25
● United Kingdom	9
● Rest of Europe	5
● Singapore	2
● Ghana	2
● Australia	1
● Rest of world	7

SHAREHOLDINGS

The top 10 shareholders together own 48.35% of the shares in issue. There are five shareholders with holdings exceeding 5% of the total ordinary issued share capital. A comparison of the top 10 shareholders and their holdings is as follows:

As at 31 December 2014, the top 10 shareholders in AngloGold Ashanti were:

		Number of shares held	% of total shares in issue	Number of shares held	% of total shares in issue
		2014		**2013**	
1	Public Investment Corp. of South Africa	31,854,515	7.88	30,166,288	7.48
2	First Eagle Investment Management LLC	31,746,875	7.86	32,782,600	8.13
3	Investec Asset Management Pty Limited (South Africa)	28,576,916	7.07	35,614,617	8.83
4	Paulson & Co., Inc.	26,205,400	6.49	31,413,135	7.79
5	Van Eck Global	24,759,780	6.13	21,842,177	5.42
6	Dimensional Fund Advisors, Inc.	13,465,261	3.33	9,386,030	2.33
7	The Vanguard Group, Inc.	11,611,514	2.87	10,686,432	2.65
8	BlackRock Fund Advisors	9,792,348	2.42	9,706,291	2.41
9	First State Investment Management (UK) Ltd	8,837,947	2.19	8,139,776	2.02
10	Deutsche Bank AG (Broker)	8,526,235	2.11	0	0

The Bank of New York Mellon holds 194,944,027 shares, being a holding of 48,25% (2013: 185,581,840 shares, a holding of 46,09%), through various custodians in respect of AngloGold Ashanti's American Depositary Shares Programme on the NYSE.

Shareholder spread as at 31 December 2014:

Class of shareholder	Number of ordinary shares held	% of total shares in issue	Number of shareholders	% of shareholders
Public shareholders	397,464,965	98.38	8,470	99.85
Non-public				
Directors	171,745	0.04	12	0.14
Strategic holdings (Government of Ghana)	6,373,650	1.58	1	0.01
Total	404,010,360	100.0	8,483	100.00

PRICE MOVEMENTS AND STOCK EXCHANGE INFORMATION

Share price – NYSE ($/share)
(2013 and 2014)



SHAREHOLDER INFORMATION continued

Stock exchange data

	High (R or $/share)	Low (R or $/share)	Average (R or $/share)	Volume traded (000)	Ave monthly volume traded (000)
JSE					
2013	265.00	114.01	155.22	421,884	35,157
2014	209.52	88.36	152.27	280,288	23,357
NYSE					
2013	31.88	11.14	15.07	799,353	66,613
2014	19.53	7.45	13.90	749,358	62,447

Source: Bloomberg

BEE shareholding

In line with the Mining Charter's requirement that, by the end of 2014, mining companies should have achieved ownership of 26% by historically disadvantaged South Africans (HDSAs) (also referred to as BEE ownership) in the attributable units of production of a company's South African assets.

In compliance, AngloGold Ashanti has enabled HDSA ownership of 26.8% of its South African assets, broken down as follows:

Shareholding	Context
20.8%	ARMGold, this follows on the three transactions involving certain Vaal Reefs shafts, an initial sale of Free State mines followed by a second transaction involving the sale of AngloGold Ashanti's remaining Free State assets to an ARMGold
4.5%	The Bokamoso Employee Share Ownership Plan (ESOP)
1.5%	Izingwe Holdings (Pty) Limited (Izingwe)

The level of interest in the South African assets was determined by using the South African proportion of AngloGold Ashanti's total production at the time of the application for new order mining rights. The transaction date for ARMGold was about May 2004, and for the Bokamoso ESOP and Izingwe the date was December 2006. Both the Bokamoso ESOP and Izingwe were issued E ordinary shares which could be converted into ordinary shares, upon meeting certain terms and conditions. All the E ordinary shares have vested and were cancelled in exchange for ordinary shares in accordance with the amended cancellation formula during the 2014 financial year. As at 31 December 2014, there were no E ordinary shares in issue.

Annual comparison of holdings of five largest shareholders for 2013
(%)


7.48
PIC
8.13
First Eagle
8.83
Investec
7.79
Paulson
5.42
Van Eck

Annual comparison of holdings of five largest shareholders for 2014
(%)


7.88
PIC
7.86
First Eagle
7.07
Investec
6.49
Paulson
6.13
Van Eck

DIVIDEND POLICY

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. It is to be noted that no dividends have been declared since the first quarter in 2013. AngloGold Ashanti expects to resume paying dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act the amount of reserves available for a dividend based on the going-concern assessment, and restrictions (if any) placed by the conditions of debt facilities, protection of the investment grade credit rating and other factors.

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 6 May 2015 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The Companies Act provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of the share incentive scheme do not carry rights to vote.

GLOSSARY OF TERMS AND ABBREVIATIONS

Adjusted gross profit (loss): Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.

Adjusted headline earnings (loss): Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, adjustments to other commodity contracts and deferred tax thereon.

All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.

All-in costs: All-in costs are all-in sustaining costs plus additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine. Non-sustaining costs are those costs incurred at new operations and costs related to 'major projects' at existing operations where these projects will materially increase production.

All-in costs in dollars per ounce is arrived at by dividing the dollar value of the sum of these cost metrics by the ounces of gold sold.

All-in sustaining costs: During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on "all-in sustaining costs" metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. "All-in sustaining costs" is an extension of the existing "cash cost" metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining $/oz is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

By-products: Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

Capital expenditure: Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.

Adjusted EBITDA: Operating profit (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and intangible assets, impairment of investments, profit (loss) on disposal and derecognition of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, write-off of stockpile and heap leach inventories to net realisable value plus the share of associates' EBITDA, less profit (loss) from discontinued operations.

The adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula as specified in the revolving credit agreements.

Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.

Equity: Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

Gain (loss) on non-hedge derivatives and other commodity contracts: Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.

Gold produced: Refined gold in a saleable form derived from the mining process.

Net debt: Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and the mandatory convertible bonds; adjusted for the unamortised portion of the convertible and rated bonds; and the fair value adjustment on the $1.25bn bond) less cash.

Net capital employed: Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.

Net operating assets: Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).

Operating cash flow: Net cash inflow from operating activities less stay-in-business capital expenditure.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali, Namibia and Tanzania), Australasia (Australia and surrounding areas), and the Americas (Argentina, Brazil and United States of America).

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Return on equity: Adjusted headline earnings before finance costs on the mandatory convertible bonds and hedge buy-back costs expressed as a percentage of average equity.

Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Sustaining capital: Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.

Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total employee costed: This takes account of all employees and contractors directly employed in and associated with the production process.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

$	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
AiSC	All-in sustaining costs
AMCU	Association of Mineworkers and Construction Union
ARS	Argentinean peso
ASM	Artisanal and small-scale mining
ASX	Australian Securities Exchange
Au	Contained gold
BEE	Black economic empowerment
BRL	Brazilian real
bn	Billion
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
DMTNP	Domestic medium-term notes programme
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
JSE	JSE Limited

King Code	King Report on Governance for South Africa 2009 (King III)
LSE	London Stock Exchange
M or m	Metre or million, depending on the context
Moz	Million ounces
MPRDA	Mineral and Petroleum Resources Development Act
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
OLD	Occupational lung disease
oz	Ounces (troy)
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
Companies Act	The South African Companies Act, No. 71 of 2008, as amended
t	Tons (short) or tonnes (metric)
TEC	Total employee costed
TSX	Toronto Stock Exchange
UASA	United Association of South Africa
US/USA/ United States	United States of America

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F which was filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ADMINISTRATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices:

Registered and Corporate

76 Jeppe Street, Newtown 2001, South Africa
(PO Box 62117, Marshalltown 2107, South Africa)
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4650

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

(As AngloGold Ashanti delisted from the LSE on 22 September 2014, this information is provided for administration purposes only until September 2015.)

St James's Corporate Services Limited
Suite 31, Second floor, 107 Cheapside
London EC2V 6DN
England
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

DIRECTORS

Executive

S Venkatakrishnan (Chief Executive Officer) §*
KC Ramon (Chief Financial Officer) ^

Non-executive

SM Pityana (Chairman) ^
Prof LW Nkuhlu
(Deputy Chairman/Lead Independent Director) ^
A Garner #
R Gasant ^
DL Hodgson ^
NP January-Bardill ^
MJ Kirkwood *
M Richter #
RJ Ruston ~

*	British	§	Indian	# American
~	Australian	^	South African	

Officers

Executive Vice President – Legal, Commercial and Governance and Company Secretary
ME Sanz Perez

Investor relations contacts:

Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-Mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

General e-mail enquiries:

Investors@anglogoldashanti.com

AngloGold Ashanti website:

www.anglogoldashanti.com

Company secretarial e-mail:

Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

United Kingdom

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only until September 2015.)

Shares

Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119



AngloGoldAshanti

A TRULY

GLOBAL

PRODUCER OF GOLD

WWW.ANGLOGOLDASHANTI.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2015

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary